As filed with the Securities and Exchange Commission on February 8, 2008

Registration No. 333-___________

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

AVAX Technologies, Inc.
(Exact name of registrant as specified in its charter)

Delaware	2836	13-3575874
(State or jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer Identification No.)
incorporation or organization)	Classification Code Number)

2000 Hamilton Street
Suite 204
Philadelphia, Pennsylvania 19130
(215) 241-9760
www.avax-tech.com
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Copy to:

FRANCOIS R. MARTELET, M.D.	RICHARD M. WRIGHT, JR.
President and Chief Executive Officer	Gilmore & Bell, P.C.
2000 Hamilton Street	2405 Grand Boulevard
Suite 204	Suite 1100
Philadelphia, Pennsylvania 19130	Kansas City, Missouri 64108
(215) 241-9760	(816) 221-1000
(Name, address and telephone number of agent for service)

Approximate date of proposed sale to the public: From time to time after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box:  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Ruler 12b-2 of the Exchange Act. (Check one):
☐  Large Accelerated Filer   ☐  Accelerated Filer   ☐  Non-accelerated Filer      ☒  Smaller Reporting Company

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be Registered	Proposed maximum offering price per Unit(1)	Proposed maximum aggregate offering price	Amount of registration fee
Common Stock	250,000,000	$0.11	$27,500,000	$1,081

(1)

Estimated for the purposes of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, and based on the average of the high and low prices of our common stock reported by the OTC Bulletin Board on February 1, 2008.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

SUBJECT TO COMPLETION, DATED FEBRUARY __, 2008

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THIS REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

PROSPECTUS

AVAX Technologies, Inc.

250,000,000 Shares

Common Stock

          Our common stock is traded on the OTC Bulletin Board under the symbol “AVXT.OB.” On February 1, 2008, the last reported sale price of our common stock was $0.11.

          Investing in our common stock involves a high degree of risk. You should consider carefully the risk factors beginning on page 4.

          Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is _______________ __, 2008

2

Page

PROSPECTUS SUMMARY	1

RISK FACTORS	4

We will continue to need to raise additional capital in the future to implement fully our plan of operation; limited cash resources have slowed our plan of operation in the past and may do so in the future	4

We now conduct all AC Vaccine manufacturing out of our Lyon, France facility, which creates business uncertainties and logistical risks for the treatment of patients in our clinical trials	4

We may not be successful in revalidating our Philadelphia facility, and may be unable to produce vaccines at that facility in the future	5

We will be required to produce the vaccine for commercial purposes from the same facility at which vaccines were produced for clinical trial purposes, which may limit our manufacturing options after regulatory approval is received	5

The U.S. clinical trial and regulatory approval process for our products has been and will continue to be expensive and time consuming and the outcome uncertain	5

The European regulatory approval process for our products has been and will continue to be expensive and time consuming and the outcome uncertain	5

We utilize two products in our AC Vaccines or clinical trials that are produced by third parties, and the unavailability of those products could adversely affect our regulatory approval process in the U.S. or Europe	6

We compete with other clinical programs and other treatments for patients for our clinical trials, which will affect our ability to enroll quickly our clinical trials	6

We raise capital in U.S. dollars, but have significant expenses in France, which exposes us to currency exchange rate fluctuation risk	6

We are operating in a regulated industry where the guidance for acceptable manufacturing and testing of our products and processes is evolving, which creates uncertainties, delays and expense for us	6

We are a development stage biopharmaceutical company, and we may never develop or successfully market any products	7

Even if our AC Vaccine technology receives regulatory approval and is determined to be safe and effective, our products may not gain commercial acceptance	7

If governmental and insurance reimbursement is not available or is insufficient, a market for our products may never develop or be economically feasible	7

We may lose control over the development, marketing and distribution of our vaccines if we enter into third party arrangements to perform or assist us in performing any of those functions	8

Current and future legislation may make our products unprofitable	8

We may not be able to control the pricing of our products overseas	8

We may not be able to obtain or defend our patents or operate without infringing upon the rights of others	8

We are heavily dependent upon the personal reputation and personal contacts of our Chief Medical Officer, and the loss of his services could materially adversely affect our plan of operation	8

We have recently appointed a new Chief Executive Officer, and the transition to a new Chief Executive Officer could disrupt our plan of operation	9

We may not be able to compete with other companies, research institutes, hospitals or universities that are developing and producing cancer treatment products and technologies	9

The trading volume of our common stock is relatively low and a more active market may never develop	9

Our common stock was delisted from Nasdaq in 2003, which will continue to have an adverse impact on the liquidity and pricing of our common stock	9

Because our common stock is a “penny stock,” you may have difficulty selling our common stock in the secondary trading market	10

The rights of our preferred stockholders are superior to the rights of our common stockholders	10

FORWARD-LOOKING STATEMENTS	10

USE OF PROCEEDS	10

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS	11

DIVIDEND POLICY	11

PLAN OF OPERATION	12

BUSINESS	22

MANAGEMENT	37

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS	44

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT	44

SHARES ELIGIBLE FOR FUTURE SALES	47

PLAN OF DISTRIBUTION	48

DESCRIPTION OF CAPITAL STOCK	50

LEGAL MATTERS	52

EXPERTS	52

WHERE YOU CAN FIND MORE INFORMATION	52

CONSOLIDATED FINANCIAL STATEMENTS	F-1

          No dealer, salesperson or other person has been authorized to give any information or to make any representations other than those contained in this prospectus and, if given or made, the information and representations must not be relied upon as having been authorized by us or the selling stockholders. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy the shares by anyone in any jurisdiction in which the offer or solicitation is not authorized, or in which the person making the offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make the offer or solicitation. Neither the delivery of this prospectus nor any sale made using this prospectus will create any implication that the information contained in this prospectus is correct as of any time after its date.

-ii-

PROSPECTUS SUMMARY

          This summary does not contain all of the information that you should consider before investing. We encourage you to read this entire prospectus, including the Risk Factors section and the financial statements and related notes, before deciding to invest in our common stock.

Our Business

          We are a development stage biotechnology company specializing in the development and future commercialization of individualized vaccine therapies and other technologies for the treatment of cancer. Our vaccine consists of autologous (the patient’s own) cancer cells that have been treated with a chemical (“haptenized”) to make them more visible to the patient’s immune system. We refer to our cancer vaccine technology as autologous cell vaccine immunotherapy and to the vaccine as the AC Vaccine. Our previous clinical trials for the AC Vaccine have concentrated on melanoma, ovarian carcinoma, which are our primary indications, and non-small cell lung cancer. We refer to our AC Vaccine candidates as:

•	M-Vax for the treatment of melanoma. The current clinical status of our M-Vax program is as follows:
	o	Phase I-II – Multiple dose safety and efficacy study launched in June 2005 and completed in December 2007.
	o	Phase III – Registration study enrollment commenced in November 2007. The study is the subject of a Special Protocol Assessment granted by the U.S. Food and Drug Administration (“FDA”).
•	L-Vax for the treatment of non-small cell lung cancer. The current clinical status of our L-Vax program is as follows:
	o	Phase I-II – Multiple dose safety and efficacy study launched in December 2005.
•	O-Vax for the treatment of ovarian cancer. The current clinical status of our O-Vax program is as follows:
	o	Phase I-II – Multiple dose safety and efficacy study anticipated to launch in 2008, subject to obtaining sufficient financing to implement fully our plan of operation described in this prospectus.

          We have and intend to continue to concentrate our development efforts in pursuing regulatory approvals in melanoma and ovarian indications, which we believe represent more attractive long-term commercial opportunities than the non-small lung cancer indication. To maximize those opportunities for all three indications, however, we anticipate that we may seek alliances or strategic partnerships for one or more indications with large pharmaceutical companies to maximize our regulatory, clinical and commercialization efforts.

          We also offer biological manufacturing services to other biotechnology and pharmaceutical companies. These services are provided utilizing the same facilities and personnel that produce our products for clinical and commercial purposes.

          In Europe, and more recently in South America, we have made M-Vax available for patient treatment on a compassionate use basis. Compassionate use is considered for patients who have failed to respond to accepted standards of care for their cancer and are facing a prognosis of imminent death. Although it is not the primary purpose of compassionate use of our vaccine, we receive payments for the vaccine from the hospitals that contract for the acquisition of the vaccine.

          In 1995, we identified the AC Vaccine research being conducted by Dr. David Berd, an oncologist and professor at Thomas Jefferson University in Philadelphia, and licensed the rights to Dr. Berd’s research. Since then, we have focused our efforts on the development of an immunotherapy for the treatment of cancer, the AC Vaccine technology. On November 1, 2004, Dr. Berd joined our company as our Chief Medical Officer.

          We are primarily focusing our efforts on the development of immunotherapies for the treatment of cancer. Historically, chemotherapies have been the only accepted post-surgical treatment for cancer. Chemotherapy is the prevention or treatment of disease by administering chemicals or drugs. Alternatively, immunotherapy is the treatment of disease or infection by stimulating the body’s immune system through a process of immunization. When a person is immunized for a particular disease or infection, that person is injected with portions of or all of the disease agent itself, which stimulates the body’s immune system to fight the foreign agent. In this way, he or she builds up immunity to the disease or infection. Immunotherapies that are being developed to treat cancer are intended to act in the same way. Through our agreement with Thomas Jefferson University and Dr. David Berd, we are researching and attempting to develop a safe, effective immunotherapy for the treatment of cancer.

          Our leading product candidate is an autologous cell vaccine (“AC Vaccine”) referred to as M-Vax, which is designed as an immunotherapy for the post-surgical treatment of cancer. Initially we are targeting our developmental efforts on late stage (stages 3 and 4) melanoma. Autologous cell vaccine means a vaccine produced from the patient’s own cancer cells. Melanoma is a highly malignant tumor that can spread so rapidly that it can be fatal within months of diagnosis. We believe that M-Vax is the first immunotherapy to suggest, from clinical trial results, that its use may result in a significant improvement in the survival rate for patients with stage 3 melanoma.

          In 2002, we filed two Investigational New Drug (“IND”) applications with the U.S. Food and Drug Administration for the treatment of patients with melanoma and ovarian cancer. We do not have any drug products that have been approved by the FDA and are not currently engaged in clinical testing of any products in the U.S. We cannot currently anticipate when, if ever, we will have drug products in the U.S. market.

          In France, we prepared and filed a Biological License Application (“BLA”) filing with AFSSAPS (the French counterpart of the FDA) for the treatment of stage 3 melanoma patients in 2004. In November 2003, we held a pre-BLA meeting with AFSSAPS representatives to discuss revisions to the manufacturing of the AC Vaccine, the planned testing of the final product and our desire to file our BLA utilizing the data generated to date.

          In December 2003/January 2004, we filed two INDs in France for use of the AC Vaccine for hepatic and peritoneal cancer, which will also include patients that have ovarian and colorectal cancers that have metastasized to these locations. We believe that the AC Vaccine is a technology that has application in a broad spectrum of solid tumor cancers. By initiating and completing trials for other cancer indications, we are seeking to demonstrate this.

          The regulatory approval process for new drugs in France is substantially similar to the process in the U.S. While there is no expressly specified approval process in the U.S. for cell and gene therapies, in 2002 AFSSAPS published regulations specific to the approval of new cell and gene therapies (which includes the AC Vaccine technology). Our BLA filing in France for M-Vax was one of the first autologous products to be covered by these new regulations. Our experience since these filings has demonstrated that the AFSSAPS regulations, while more specific than any written guidance from the FDA in the U.S., does not necessarily create a more certain or clearly defined regulatory path for our AC Vaccine products. Accordingly, the regulatory approval path for our products in France, as in the U.S. and the rest of Europe, is likely to continue to evolve over time.

          Since 2003, we have made M-Vax available for sale on a compassionate use basis in various European countries. Compassionate use is considered for patients who have failed to respond to accepted standards of care for their cancer and are facing a prognosis of death. Regulatory authorities in France, Spain, Belgium, Greece and Venezuela have allowed us to make M-Vax available to patients through compassionate use (even though there is no approval for marketing of M-Vax in those countries) when the patient’s prognosis is death and there are no alternative treatments available to the patient. Through December 31, 2007, we had 128 patients present for treatment on a compassionate use basis, of which 60 patients were treated and 16 vaccines have been produced and tested and are awaiting release to the clinical site. The patients who were not treated were untreatable with the vaccine as a result of inadequate cell count in the tumor sample received, the tumor samples received were not melanoma, sterility issues with the tumor sample, or the death of the patient prior to treatment being available. We expect to continue to treat patients on a compassionate use basis outside the U.S. This development is important to us and our AC Vaccine technology because it expands the availability of the AC Vaccine within the scientific and medical communities that are now seeking out the compassionate use of M-Vax. These experiences of oncology leaders in various countries may become critical to the overall scientific acceptance of the AC Vaccine technology in these countries. This also will allow us to educate practitioners to maintain and aseptically handle and ship tumors to reduce incidences where tumors become contaminated. Additionally, although it is not the primary purpose of compassionate use of our vaccine, we receive payments for the vaccine from the hospitals that contract for the acquisition of the vaccine.

          Based upon re-engineering the manufacture of the vaccine technology, we no longer require regional manufacturing capabilities for clinical trial purposes. We made a strategic decision in early 2003 to use our facility in Lyon, France as our primary facility for the production of our cell based therapies. Our Lyon facility has been inspected by AFSSAPs (the French equivalent of the U.S. FDA) and received the designation of “Etablissement Pharmaceutique” in 2002 and obtained the designation “Etablissement Thérapies Gèniques et Cellulaires” in 2004. The Etablissement Pharmaceutique designation is required for the production of any commercial product to be sold in France and throughout Europe. The Etablissement Therapies Geniques et Cellulaires designation is required in France for the commercial production of cell and gene therapy products.

          In the U.S., we had previously initiated clinical trials to evaluate the safety and efficacy of M-Vax and O-Vax (our AC Vaccine for ovarian cancer). In March and April 2001, we received first oral notification and then written confirmation from the FDA that clinical activities then underway for both our M-Vax and O-Vax autologous cancer vaccines were placed on clinical hold pending further review by the agency. The written notification from the FDA confirming the clinical hold identified the specific issues that the FDA wanted addressed, which dealt primarily with the sterility of autologous tumors received by us at the Philadelphia facility and the assurance that vaccines being provided to patients would meet FDA sterility guidelines. In conjunction with the clinical hold, the FDA conducted an inspection of our manufacturing facility in Philadelphia. The issues identified by the FDA in this inspection focused primarily on the sterility of autologous tumors received by us at the Philadelphia facility, the handling of sterile and non-sterile tumors and assurance that vaccines being provided to patients would meet FDA sterility guidelines.

          In working with the FDA to resolve the issues identified as part of the clinical hold, we concluded that (1) it would no longer be feasible to continue the clinical development of the original AC Vaccine format without the ability to ensure clinical samples have completed sterility testing prior to administration (referred to as the “fresh” vaccine product format), and (2) a revised product format needed to be established, tested and reviewed by the FDA which allowed us to test the vaccine for sterility prior to administration of the vaccine to patients. Through these research and development activities we re-engineered the manufacturing steps for the production and distribution of the AC Vaccine, referred to as the “frozen” vaccine technology. Based upon the changes to the manufacturing of the product, the FDA recommended that we consider preparing and filing new INDs for the frozen vaccine. At the recommendation of the FDA, we inactivated the INDs for M-Vax and O-Vax, and filed new INDs for the revised product format for the AC Vaccine for melanoma and ovarian cancer, which IND filings were accepted by the FDA. Our Philadelphia facility was cleared at that time to begin processing clinical samples for administration to patients in clinical trials. We have commenced our clinical trial for melanoma in the U.S. for the treatment of melanoma with the AC Vaccine, using DTH as the endpoint.

Company Information

          We were incorporated in the State of New York on January 12, 1990. On October 22, 1992, we merged into Walden Laboratories, Inc. (Walden), a Delaware corporation, which was incorporated on September 18, 1992. We changed our name from Walden Laboratories, Inc., to AVAX Technologies, Inc., effective March 26, 1996.

          Our principal executive office is located at 2000 Hamilton Street, Suite 204, Philadelphia, Pennsylvania 19130. The telephone number at that address is (215) 241-9760.

The Offering

          We may sell securities pursuant to this prospectus in or outside the U.S. (a) through underwriters or dealers, (b) through agents or (c) in private sales directly to one or more purchasers, as more fully described under “Plan of Distribution.” We will describe our plan of distribution more fully in a prospectus supplement to this prospectus when we have determined the most appropriate manner for us to sell securities pursuant to this prospectus.

RISK FACTORS

          Investing in our securities involves a high degree of risk. Before making a decision about investing in our securities, one should carefully consider the risk factors listed below, as well as the rest of the information contained in this prospectus.

We will continue to need to raise additional capital in the future to implement fully our plan of operation; limited cash resources have slowed our plan of operation in the past and may do so in the future.

          We presently anticipate that our current cash resources will be sufficient to fund operations through May 2008, assuming that we significantly slow our current development plans until we raise additional capital. We are targeting to raise between $10.0 million and $25.0 million in this offering. If we are able to raise only $10.0 million, we will have cash resources to implement the development plan for M-Vax, as discussed under “Plan of Operation” to the second quarter of 2009, but would not have sufficient resources to commence the Phase I-II trial for O-Vax or to continue the current Phase I-II trial for L-Vax. Even if we are able to raise the full $25.0 million, those funds and our existing cash resources will only allow us to implement our plan of operation through the second half of 2010. In addition, we have only a limited ability to generate revenues from operations, and any revenues we generate are almost certain to be substantially less than our operating expenses. Accordingly, whether we raise only $10.0 million or $25.0 million in this offering, it will be necessary to raise additional equity capital in 2009 or 2010 to implement fully our plan of operation. Because of our limited cash and financial resources, unless we are successful in raising additional capital in this offering, our ability to continue as a going concern beyond the second quarter of 2008 is in question.

          In the past, we have had periods in which we have been unable to raise adequate capital, and as a result, we have ceased certain of our product development programs and have taken numerous other steps to reduce our cash expenditures. Each of these steps, while conserving cash, has slowed the prospects of success in various product development efforts.

          We have no way of knowing if we will be able to complete this offering at the maximum level sought or to complete any additional future financings.

We now conduct all AC Vaccine manufacturing out of our Lyon, France facility, which creates business uncertainties and logistical risks for the treatment of patients in our clinical trials.

          We previously manufactured our AC Vaccine for U.S. patients enrolled in our clinical trials at our facility in Philadelphia. We now conduct all AC Vaccine manufacturing at our Lyon, France facility. In our current clinical trials in the U.S. for M-Vax and L-Vax, we encounter various business uncertainties and logistical risks associated with the transport of biologics (consisting of human tumor cells) to France and shipping a patient’s individualized AC Vaccine back to the U.S. Had we been using this business model in September 2001, the September 11 attacks in the U.S. and the resultant suspensions and interruptions of international travel and shipments would have significantly disrupted our treatment of patients. There are additional risks associated with the transport of biologics and vaccines, including the time constraints under which a tumor must be received and processed and the specialized shipping requirements of the vaccine after it is manufactured. Although we have developed plans to manage these risks, we may encounter disruptions that we are unable to control, which could adversely affect the willingness of U.S. patients to enroll in our clinical studies or otherwise disrupt our clinical development of the AC Vaccine.

We may not be successful in revalidating our Philadelphia facility, and may be unable to produce vaccines at that facility in the future.

          We are in the process of revalidating our Philadelphia facility for the purpose or re-establishing that facility as a current Good Manufacturing Practices facility in which our vaccines and other biologics can be produced. We may not be successful in those efforts, or those efforts may take longer or cost more than we currently anticipate. Our failure to revalidate the Philadelphia facility will heighten our continued reliance upon our Lyon, France facility for the production of all vaccines, and the logistical risks associated with manufacturing the vaccine in Europe while many of our clinical trials sights are in the U.S. Our current objective is to have approximately half of the patients in the Phase III registration trail for M-Vax be from the U.S., with the vaccine produced in the U.S., and approximately half of the patients from Europe, with the vaccine produced at the Lyon facility.

We will be required to produce the vaccine for commercial purposes from the same facility at which vaccines were produced for clinical trial purposes, which may limit our manufacturing options after regulatory approval is received.

          Under current FDA regulations, if we obtain FDA regulatory approval for the commercialization or one or more of our vaccines, we will be required initially to produce the vaccine for commercial purposes at the same facility or facilities at which we produced the vaccine during the Phase III registration trail for that indication. Accordingly, we may have limited flexibility to change our manufacturing facilities after commercialization of a vaccine has been approved by the FDA until a new facility can be validated and pass all required FDA regulatory approvals for the production of the vaccine. The FDA may even require a new or expanded clinical trial of the vaccine produced at a new manufacturing facility before the vaccine may be produced for commercial purposes at that facility. Those additional regulatory approvals could be time consuming and expensive and could delay commercialization of the approved vaccine product.

The U.S. clinical trial and regulatory approval process for our products has been and will continue to be expensive and time consuming and the outcome uncertain.

          To obtain regulatory approval for the commercial sale of our products in the U.S., we must demonstrate through clinical trials that our products are safe and effective. We will continue to incur substantial expense for, and devote a significant amount of time to, pre-clinical testing and clinical trials of our products in the U.S. The results from pre-clinical testing and early clinical trials are not totally predictive of results that may be obtained in later clinical trials. Data obtained from pre-clinical testing and clinical trials are susceptible to varying interpretations, which may delay, limit or prevent regulatory approval. In addition, regulatory delays or rejections may be encountered as a result of many factors, including changes in regulatory policy during the period of product development. Our business and financial condition will be materially and adversely affected by any delays in, or termination of, our clinical trials.

          Our clinical trials for the AC Vaccine were placed on clinical hold by the FDA in spring 2001. We did not re-file the INDs until fall 2002 to recommence clinical trials. That delay was costly to us in terms of both time and money. During that 16-month period, we were unable to proceed with any patients in our AC Vaccine clinical trials. Similar delays could occur in the future, resulting in significant delays, expense and lost opportunities. Even though the new INDs have been initiated, we still may not be able to obtain the funding to complete the U.S. regulatory approval process or we may fail to obtain FDA approval for our products. We may never be able to commercialize our AC Vaccine products in the U.S.

The European regulatory approval process for our products has been and will continue to be expensive and time consuming and the outcome uncertain.

          To offering any of our vaccine products for commercial sale in European Union countries we must either obtain the regulatory approval from the European Medicines Evaluation Agency (EMEA), which approval will be binding upon all European Union countries, or from the applicable regulatory body in each European or other country in which we desire to offer the product for commercial sale. We have encountered regulatory delays in Europe in the past and may well experience further delays in our desired regulatory approval path in the future.

          For example, in March 2005, we submitted a Biological License Application filing with AFSSAPs (the French counterpart of the U.S. FDA) for the treatment of stage 3 and 4 melanoma patients in France. In February 2006, AFSSAPs notified us that the filing was not approvable with the current data and that additional data would be necessary to support an approval. Our business and financial condition may be materially and adversely affected by future delays in the regulatory approval process in Europe, and we may never be able to commercialize our AC Vaccine products in Europe.

We utilize two products in our AC Vaccines or clinical trials that are produced by third parties, and the unavailability of those products could adversely affect our regulatory approval process in the U.S. or Europe.

          We administer the AC Vaccine with Bacillus Calmette-Guerin (“BCG”), which is an approved product for other cancer indications and is being administered by other companies as a separate vaccine. There are several sources of BCG, each formulation of which differs based upon the original source of the product. If we are unable to continue to obtain the current strain of BCG used in our clinical trials, we may not be permitted by regulatory authorities to use another strain of BCG without conducting additional clinical studies with the new strain of BCG.

          For our Phase III registration trial for M-Vax, the M-Vax arm will consist of an initial dose of M-Vax (autologous DNP-modified tumor cells) followed by cyclophosphamide (“CY”) and six weekly doses of M-Vax administered with BCG. Following vaccine administration, patients will receive a course of low dose IL-2 administered subcutaneously. IL-2 is produced exclusively by Novartis AG, and if we or our clinicians are unable to continue to obtain IL-2 from Novartis, we may not be permitted by the FDA to continue our current Phase III clinical trial for M-Vax.

We compete with other clinical programs and other treatments for patients for our clinical trials, which will affect our ability to enroll quickly our clinical trials.

          We compete with numerous clinical trials and other treatment regimens (both in the U.S. and Europe) for patients for our clinical trials and will compete with those programs for patients for our clinical trials. Companies with clinical trials, including us, provide information and other incentives to oncologists and other specialists as an inducement to participate in clinical trials. A physician is required to place patients in clinical trials based upon the physician’s assessment of the likely benefits of that clinical trial to the patient. The information provided by us regarding any future clinical trials may not be sufficient to persuade physicians to place their patients in our clinical trials. We have experienced intense competition for patients for our previous clinical trials.

We raise capital in U.S. dollars, but have significant expenses in France, which exposes us to currency exchange rate fluctuation risk.

          We conduct our capital raising efforts in U.S. dollars, while a significant portion of our revenues and expenses are generated and incurred in currencies other than U.S. dollars, mainly Euros. To the extent that we are unable to match revenues received in foreign currencies with costs paid in the same currency, exchange rate fluctuations in any such currency could have an adverse effect on our results of operations and cash flows.

We are operating in a regulated industry where the guidance for acceptable manufacturing and testing of our products and processes is evolving, which creates uncertainties, delays and expense for us.

          Regulatory standards require that we produce our products in compliance with current Good Manufacturing Practices. These requirements, as dictated by the applicable U.S. and European regulatory authorities, adopt the methods for end product standards and methods of analysis, which in the U.S. guidance is published in the United States Pharmacopoeia (similar guidance for Europe is published in the European Pharmacopoeia). In February 2002, the United States Pharmacopeia issued a new general information chapter entitled “cell and gene therapy products,” which became effective April 2002. This relates to the production and testing of cell and gene therapy products. This is the first known industry general guideline specifically related to the manufacture of cell and gene therapy products. New guidance can be expected as the cell and gene therapy areas of the pharmaceutical industry expand. We will be required to adapt our existing physical facilities, process and procedures to these standards for the production of our products during clinical testing and for future commercialization. The inability to adapt to these evolving standards will delay our ability to produce product for clinical testing and would delay our ability to enter into clinical trials.

We are a development stage biopharmaceutical company, and we may never develop or successfully market any products.

          Investors must evaluate us in light of the expenses, delays, uncertainties and complications typically encountered by development stage biopharmaceutical businesses, many of which we have already experienced and many of which are beyond our control. The risks of a development stage biopharmaceutical company that we have already encountered include:

•

the FDA clinical hold of our AC Vaccine clinical trials in 2001 and the resultant substantial expenses and delays in resolving the FDA concerns and refiling new INDs for the reformulated AC Vaccine products;

•	manufacturing challenges relating to the production of a vaccine from the patient’s own cancer cells, such as the sterility issues we previously experienced at our Philadelphia facility;
•	our failure to develop a market for the AC Vaccine in Australia, notwithstanding substantial expenditures of time and money to do so;
•

our past inability to agree with the FDA on an acceptable potency assay (which is a biological measure of the drug’s active ingredients) of our product prior to administration of the vaccine, which agreement was required before we could commence a Phase III registration trial for M-Vax;

•	our inability to generate any meaningful revenues from any other products or services while we work to develop our lead products and technologies; and
•	the cutbacks in our development plans and programs due to the limited cash resources in recent years, and our continual need to raise additional capital.

          As a result of these and likely continuing challenges of being a development stage biopharmaceutical company, our products may never be successfully developed or marketed.

Even if our AC Vaccine technology receives regulatory approval and is determined to be safe and effective, our products may not gain commercial acceptance.

          Even if the AC Vaccine technology is safe and effective, there is no guarantee of commercial acceptance. Because the AC Vaccine technology is a new approach to the treatment of cancer, it must be accepted by both patients and physicians before it can be successfully commercialized. Due to the nature of the vaccine technology it requires that current practitioners revise the way they think about cancer and cancer treatment. The marketplace of ideas, technologies and information is crowded, and we must develop the means to reach leading specialist physicians in each market with the AC Vaccine story.

If governmental and insurance reimbursement is not available or is insufficient, a market for our products may never develop or be economically feasible.

          The availability of governmental and insurance reimbursements of the costs of the vaccine is critical to ultimate physician and patient acceptance of the AC Vaccine technology. In both the U.S. and other countries, sales of our products will depend in part upon the availability of reimbursement from third-party payors, which include government health administration authorities, managed care providers, and private health insurers. For new products or technologies, reimbursement must be established under existing governmental or insurance regulations or practices. We will be required to obtain reimbursement approvals (both governmental and insurance) in each country in which we obtain appropriate regulatory authority to market the AC Vaccine products.

          In addition, third-party payors are increasingly challenging the price and examining the cost effectiveness of medical products and services. Significant uncertainty surrounds the reimbursement status of newly approved health care products, and our products may not be considered cost effective by a particular governmental authority or insurer. Adequate third-party reimbursement may not be available to enable us to maintain price levels sufficient to realize an appropriate return on our investment in the research and development of our products.

We may lose control over the development, marketing and distribution of our vaccines if we enter into third party arrangements to perform or assist us in performing any of those functions.

          We may seek alliances or strategic partnerships for one or more of our AC Vaccine products with large pharmaceutical companies to maximize our regulatory, clinical and commercialization efforts. We may also have to depend on third parties to market and distribute our products. We currently do not have the resources to develop fully, market or distribute M-Vax, O-Vax, L-Vax or any other products that we may develop in the future. Moreover, it is particularly difficult and expensive to develop and distribute the AC Vaccine products, because they are custom made for each individual patient.

          If we enter into alliances, strategic partnerships or distribution agreements with third parties, we may have less control over the development, marketing and distribution activities performed by third parties than if we were performing those functions with our own facilities and employees. This lack of direct control could adversely affect the results of these activities.

Current and future legislation may make our products unprofitable.

          Current and future legislation can and likely will continue to affect directly the ultimate profitability of pharmaceutical products and technologies. The U.S. and other countries continue to propose and pass legislation designed to reduce the cost of healthcare. Accordingly, legislation and regulations affecting the pricing of our products may change before the products are approved for marketing to the public. Adoption of new legislation and regulations could further limit reimbursement for our products. If third-party payors fail to provide adequate coverage and reimbursement rates for our products, the market acceptance of the products may be adversely affected. In that case, our business and financial condition will suffer. We are not aware of any specific legislation or regulation in the U.S. or Europe designed to limit reimbursement for products like ours, but we believe that there is a credible risk that political and budget considerations could change dramatically the funding available for vaccine reimbursement.

We may not be able to control the pricing of our products overseas.

          Foreign government regulations and programs will likewise affect foreign pricing opportunities for our products. Virtually all foreign countries regulate or set the prices of pharmaceutical products, which is a separate determination from whether a particular product will be subject to reimbursement under that government’s health plans. There are systems for reimbursement and pricing approval in each country and moving a product through those systems is time consuming and expensive.

We may not be able to obtain or defend our patents or operate without infringing upon the rights of others.

          We, as well as our current and potential future licensors, may be unable or have difficulty obtaining and defending our patents and maintaining our trade secrets. If so, we could be delayed or prevented from manufacturing, using or selling our products. It is also possible that one of our products or technologies may infringe upon an existing U.S. or foreign patent of a third party, or that other patents could issue in the future that could interfere with our ability to make or sell our products. If we are involved in a patent dispute, we may have to pay significant legal costs, license fees or damages, and may have to stop producing and selling our products and technologies. It is also possible that if we require the use of other patents in order to be able to commercialize our products, we may not be able to obtain licenses for those patents.

We are heavily dependent upon the personal reputation and personal contacts of our Chief Medical Officer, and the loss of his services could materially adversely affect our plan of operation.

          The inventor of the AC Vaccine technology is Dr. David Berd, who has served as our Chief Medical Officer since November 1, 2004. Prior to then, we obtained his services in directly through our research and license agreements with Thomas Jefferson University, where Dr. Berd was a professor in the Medical School. The acceptance of the AC Vaccine technology within the oncology world is highly dependent upon the personal reputation and the personal contacts of Dr. Berd. Dr. Berd is also critical in guiding the technology through the regulatory process in both the U.S. and Europe. If we lost his services, the development of our AC Vaccine technology could be significantly slower and less successful that it otherwise would be with his services.

We have recently appointed a new Chief Executive Officer, and the transition to a new Chief Executive Officer could disrupt our plan of operation.

          Effective December 1, 2007, we appointed Francois R. Martelet, M.D. as our new President and Chief Executive Officer, and Richard P. Rainey, our then current President, Chief Executive Officer and Chief Financial Officer, agreed to remain with the company as our Principal Accounting Officer until May 31, 2008. We do not anticipate that Mr. Rainey will continue in his current position with the company beyond May 31, 2008. The change to a new Chief Executive Officer and the future loss of our current Principal Accounting Officer could result in delays to or future changes in the implementation of the plan of operation, which delays or changes could adversely affect our current plan of operation. We have always been dependent upon our small management team to obtain funding for the research and development of our products, to decide which of our products to promote, to shepherd the products through the clinical trial and regulatory approval process, and to stimulate business development and seek out new products and technologies for development. In addition, our current financial condition makes it more difficult for us to retain our current executives and key employees.

We may not be able to compete with other companies, research institutes, hospitals or universities that are developing and producing cancer treatment products and technologies.

          Many other companies, research institutes, hospitals and universities are working to develop products and technologies in our specific field of cancer research. Many of these entities have more experience than we do in developing and producing cancer treatment products. Most of these entities also have much greater financial, technical, manufacturing, marketing, distribution and other resources than we possesses. We believe that numerous pharmaceutical companies are engaged in research and development efforts for products that could directly compete with our products under development. In addition, some of our competitors have already begun testing products and technologies similar to our own. These other entities may succeed in developing products before us or that are better than those that we are developing. We expect competition in our specific area of research to intensify.

The trading volume of our common stock is relatively low and a more active market may never develop.

          The average daily trading volume in our common stock varies significantly, but is usually low. On many days, the common stock trades less than 15,000 shares. This low average volume and low average number of transactions per day may affect the ability of our stockholders to sell their shares in the public market at prevailing prices. A more active trading market for our common stock may never develop.

Our common stock was delisted from Nasdaq in 2003, which will continue to have an adverse impact on the liquidity and pricing of our common stock.

          Our common stock was moved from the Nasdaq National Market to the Nasdaq SmallCap Market in 2002 and was delisted from the Nasdaq SmallCap Market in 2003 due to the continuing failure of our stock to meet the continuing listing requirements of both the Nasdaq National and SmallCap Markets (currently the Nasdaq Global and Nasdaq Capital Markets, respectively). We believe that the delisting has hurt the liquidity and pricing of our common stock, which trades on the OTC Bulletin Board. The trading efficiencies for our common stock associated with a listing on Nasdaq or a national security exchange will continue until our stock is re-listed, which may never occur.

Because our common stock is a “penny stock,” you may have difficulty selling our common stock in the secondary trading market.

          The SEC has adopted regulations that generally define a “penny stock” to be any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share. Additionally, if the equity security is not registered or authorized on a national securities exchange or Nasdaq, the equity security also would constitute a “penny stock.” Because our common stock falls within the definition of penny stock, these regulations require the delivery, prior to certain transactions involving our common stock, of a risk disclosure schedule explaining the penny stock market and the risks associated with it. Disclosure is also required to be made in certain circumstances regarding compensation payable to both the broker-dealer and the registered representative and current quotations for the securities. In addition, monthly statements are required to be sent disclosing recent price information for the penny stocks. Accordingly, the ability of broker-dealers to sell our common stock and the ability of stockholders to sell our common stock in the secondary market is limited. As a result, the market liquidity for our common stock is adversely affected by the application of these penny stock rules. Trading in our common stock will likely continue to be adversely affected by the application of these rules.

The rights of our preferred stockholders are superior to the rights of our common stockholders.

          The holders of our Series C preferred stock have certain rights that are superior to the rights of holders of our common stock, including a liquidation preference over the common stock. In the case of (1) a liquidation, (2) if we cease to exist by virtue of a merger in which we are not the surviving corporation, or (3) if one person or entity acquires more than 50% of the voting power of the company, holders of our Series C preferred stock will receive $100 per share in cash or securities (a total of $3,350,000 as of December 31, 2007), before any distributions are made to the holders of our common stock. Additionally, the holders of the Series C preferred stock are entitled to the consideration per share of common stock that they would have received from the transaction if they had converted all of their shares of Series C preferred stock into common stock immediately before the transaction. These rights of the Series C preferred stock holders could result in the holders of those shares receiving substantially more of the consideration in a merger transaction than they would otherwise have received if they had actually converted their shares of Series C preferred stock into common stock before the merger transaction. The holders of our common stock would, accordingly, receive a lesser amount in a merger transaction of that type than they would have received if there were no outstanding shares of the Series C preferred stock.

FORWARD-LOOKING STATEMENTS

          In this prospectus, we make statements that plan for or anticipate the future. These forward-looking statements include statements about the future of biotechnology products and the biopharmaceutical industry, statements about our future business plans and strategies and other statements that are not historical in nature. These forward-looking statements are based on our current expectations. Forward-looking statements may be identified by words or phrases such as “believe,” “expect,” “anticipate,” “should,” “planned,” “may,” “estimated” and “potential.” The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for forward-looking statements. In order to comply with the terms of the safe harbor, and because forward-looking statements involve future risks and uncertainties, listed below are a variety of factors that could cause actual results and experience to differ materially from the anticipated results or other expectations expressed in our forward-looking statements. These factors might include those risks discussed above under Risk Factors.

USE OF PROCEEDS

          Except as may be stated in a prospectus supplement, we intend to use the net proceeds we receive from any sales of securities by us under this prospectus for general corporate purposes, including particularly the implementation of our plan of operation discussed below under “Plan of Operation.”

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

          Our common stock was publicly traded on the OTC Bulletin Board from December 19, 1996 through July 9, 1997. From 1997 until 2003, our common stock was listed for quotation on the Nasdaq under the symbol “AVXT,” initially on the Nasdaq Capital Market and later on the Nasdaq Global Market. The stock was moved from the Nasdaq Global Market to the Nasdaq Capital Market in 2002 and was delisted from Nasdaq in August 2003 due to our failure to maintain Nasdaq’s minimum continuing listing standards. Since that time, the common stock has been traded on the OTC Bulletin Board under the symbol “AVXT.OB.” The following table sets forth, for the periods indicated, the high and low sales price for the common stock, as reported by Nasdaq, or by OTC, as applicable, for the quarters presented. Over-the-counter market quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

	High	Low

Fiscal year ending December 31, 2005
First quarter	$0.41	$0.28
Second quarter	0.38	0.24
Third quarter	0.48	0.18
Fourth quarter	0.35	0.24

Fiscal year ending December 31, 2006
First quarter	$0.28	$0.21
Second quarter	0.33	0.13
Third quarter	0.20	0.10
Fourth quarter	0.29	0.10

Fiscal year ended December 31, 2007
First quarter	$0.33	$0.09
Second quarter	0.46	0.19
Third quarter	0.22	0.12
Fourth quarter	0.17	0.09

Fiscal year ended December 31, 2008
First quarter (through February 1st)	$0.11	$0.09

          The last reported sale price for our common stock on the OTC Bulletin Board on February 1, 2008, was $0.11 per share. At February 1, 2008, there were 141,574,997 shares of common stock outstanding, which were held by approximately 4,000 record and beneficial stockholders. The 33,500 shares of Series C preferred stock outstanding at December 31, 2007, are convertible into 1,030,756 shares of common stock, excluding the effect of any fractional shares.

DIVIDEND POLICY

          We have not paid any cash dividends on our common stock since our formation. We do not intend to declare any dividends on our common stock in the foreseeable future. We anticipate that all earnings, if any, will be retained by us for use in our business.

PLAN OF OPERATION

General

          Since our inception, we have concentrated our efforts and resources on the development and future commercialization of biotechnology and pharmaceutical products and technologies. We have been unprofitable since our founding and have incurred a cumulative net loss of $82,554,909 as of September 30, 2007. We incurred net losses of $4,713,727 and $3,960,431 for the nine months ended September 30, 2007 and 2006, respectively. We expect to continue to incur operating losses, primarily due to the expenses associated with our product development efforts, the cost of maintaining our manufacturing facilities in Europe and the U.S. and activities related to the conduct of our clinical trials for the AC Vaccine in the U.S. and Europe.

          Our ability to continue as an operating company depends upon, among other things, our ability to raise additional capital from time to time to allow us to develop products, obtain regulatory approval for our proposed products, and enter into agreements for product development, manufacturing and commercialization. Our M-Vax product does not currently generate any material revenue, and we may never achieve significant revenues or profitable operations from the sale of M-Vax or any other products that we may develop.

          The major challenge for us and others in the biopharmaceutical industry are the significant costs, time and uncertainties related to efforts to obtain regulatory approval to market drug products in the U.S. and foreign countries. We have encountered a number of these challenges in our efforts to develop the AC Vaccine into marketable products including the following:

•	the FDA clinical hold of our AC Vaccine clinical trials in 2001 and the resultant substantial expenses and delays in resolving the FDA concerns and refiling new INDs for a revised AC Vaccine;
•	manufacturing challenges relating to the production of a vaccine from the patient’s own cancer cells, such as the sterility issues we previously experienced at our Philadelphia facility;
•	our failure to develop a market for the AC Vaccine in Australia notwithstanding substantial expenditures of time and money to do so;
•

our past inability to agree with the FDA on an acceptable potency assay (which is a biological measure of the drug’s active ingredients) of our product prior to administration of the vaccine, which was required before we could commence our Phase III registration trial for M-Vax;

•	our inability to generate any meaningful revenues from any other products or services while we work to develop our lead products and technologies; and
•	the periodic cutbacks in our development plans and programs due to the limited cash resources from time to time in recent years.

          As a result of the FDA clinical hold, we concluded that (1) it would no longer be feasible to continue the clinical development of the original AC Vaccine using the established manufacturing format (referred to as the “fresh” vaccine product format), and (2) a revised product format needed to be established, tested and reviewed by the FDA. Through these research and development activities we re-engineered the manufacturing steps for the production and distribution of the AC Vaccine, referred to as the “frozen” vaccine technology, which we believe has substantial advantages over the former “fresh” product.

Research and Development Expenses

          Our research and development activities focus primarily on clinical development and trials of our AC Vaccine technology for the treatment of melanoma, ovarian cancer, lung cancer and other cancers. Our clinical development program includes the development of techniques, procedures and tests that need to be developed as part of the manufacturing of our biological product so that the product can be evaluated and potentially approved by regulatory authorities.

          Our research and development expenses consist primarily of costs associated with the clinical trials of our product candidates, compensation and other expenses for research personnel, payments to collaborators under contract research agreements, costs for our consultants and compensation, materials, maintenance and supplies for the operation and maintenance of our biological clean room facilities, which are necessary for the production of materials to be used in clinical trials. All of these costs qualify as research and development expenses in accordance with the guidance included in Statement of Financial Accounting Standards No. 2 “Accounting for Research and Development Costs.”

          Manufacturing costs included in this category relate to the costs of developing, supporting and maintaining facilities and personnel that produce clinical samples in compliance with current Good Manufacturing Practices (“cGMP”). Our facilities and the personnel maintained for manufacturing are currently at what we feel are the minimum required for compliance with cGMP. Based upon the current capacity of our facilities, our personnel and our current and future planned clinical trials, we have excess capacity for the production and testing of biological products. We use this excess capacity to generate cash in the form of contract manufacturing alliances. Because the incremental costs incurred to provide these services are not material or quantifiable, they are not presented separately.

          Contract manufacturing encompasses services we provide to other biotechnology or pharmaceutical companies that are pursuing the clinical development of biological products. The engagements generally consist of two components. The first component is process validation in which the contracting company provides information on its product and the processes and techniques used to produce the product. Procedures are developed, documented and cataloged for the cGMP production of the product using known and acceptable techniques, tests and materials. Small scale lots are produced, and techniques, feasibility of the production processes and tests validated. The end product of the first phase of an engagement is a pilot batch of product and the necessary production formulation and techniques to be used to file an IND with regulatory authorities for human clinical trials. The second phase of an engagement consists of the production of batches of product to be used in human clinical trials. The typical engagement results in production of small batches of product to be used in early stage (Phase I and II) clinical trials.

          Research and development costs incurred through September 30, 2007, were $51,054,172. Research and development costs were $3,402,404 and $3,162,049, for the nine months ended September 30, 2007 and 2006, respectively. The majority of these costs relate to clinical research and development of our AC Vaccine technology. Our management estimates that greater than 90% of the periodic and cumulative research and development expenses incurred relate to our one major program, the AC Vaccine. At this time, due to the risks inherent in the clinical trial process, risks associated with the product and product characterization and risks associated with regulatory review and approval of clinical product candidates, we are unable to estimate with any certainty the costs we will incur in the continued development of our product candidates for commercialization.

Plan of Operation

          Background. In November 1995, we acquired the rights to the AC Vaccine technology pursuant to the TJU license. Assuming we can continue to obtain the necessary funding, we intend to continue to be engaged in the development and commercialization of our AC Vaccine products.

          We experienced events during 2001 that significantly affected our operations. In March and April 2001, we received first oral notification and then written confirmation from the FDA that clinical activities for both our M-Vax and O-Vax autologous cancer vaccines were placed on clinical hold pending further review by the agency. The written notification from the FDA confirming the clinical hold identified the specific issues that the FDA wanted addressed, which primarily dealt with the sterility of autologous tumors received by us at the Philadelphia facility and the assurance that vaccines being provided to patients would meet FDA sterility guidelines.

          In conjunction with the clinical hold, the FDA conducted an inspection of our manufacturing facility in Philadelphia, which inspection was completed in May 2001. As a result of that facility inspection, we received a Form 483, which is a finding of manufacturing facility deficiencies, to which we initially responded at the end of June 2001. The issues raised in the Form 483 were essentially consistent with those in the clinical hold letter, with no new significant areas of concern identified.

          In developing our response to the FDA clinical hold letters and the Form 483, we identified and began to implement a number of product development initiatives related to the AC Vaccine technology. As a result, we determined certain product improvements to the vaccine could be instituted that would address certain concerns of the FDA and make the vaccine more viable from a regulatory and commercial perspective. Throughout the remainder of 2001 and into 2002, we continued to evaluate (1) the prospect of freezing the haptenized cells for distribution to the end user, (2) steps that could be taken to help ensure that final released vaccines prepared by us are sterile and (3) tests to determine the minimal number of cells necessary for the vaccine to be effective. Based upon the results of these efforts, we re-engineered the manufacturing steps to create and release the vaccine technology to take advantage of these potential product improvements.

          Based upon the changes to the product, the FDA recommended that we consider preparing and filing new INDs for the frozen vaccine. At the recommendation of the FDA, we decided to place our original INDs for M-Vax and O-Vax on inactive status, given the FDA’s view that the revisions to the manufacturing process, necessary to address the FDA’s concerns, would result in a new product from a regulatory perspective and given the Agency’s recommendation that we file new INDs for indications utilizing the new product. Based upon the continuing interactions with the FDA in 2002, we determined to file new INDs for the revised product format for the AC Vaccine for melanoma and ovarian cancer. Our Philadelphia facility was validated and cleared to begin processing clinical samples for administration to patients in clinical trials. Due to a lack of funding at that time, however, we decided not to initiate the clinical trials at that time.

          Also during 2002, based upon a negative reaction by authorities in Australia to an application for product reimbursement for M-Vax, we determined that we would be unable to support further the operation in Australia and a decision was made to discontinue and liquidate the Australian joint venture companies. We had not received formal rejection of our reimbursement application, but a panel of oncologists selected by the regulatory authority in Australia had recommended against governmental reimbursement for M-Vax in Australia. Subsequent to our liquidation of the Australian entity, we received formal notification of our rejection of reimbursement by the appropriate authorities. Our experience in Australia demonstrated the importance of obtaining support for the technology among the leading oncologists within a particular country or community, which we were never able to achieve in Australia during that period.

          On April 13, 2007, we closed a private placement of 80,060,000 shares of common stock at a purchase price of $0.125 per share with 25 accredited or institutional investors. We received gross proceeds of $10,007,500. In connection with the private placement, we also issued to the investors warrants to purchase 80,060,000 shares of common stock at a warrant exercise price of $0.15 per share. In addition, we agreed to pay up to $580,350 and to issue warrants to purchase up to 6,190,400 shares of common stock at a warrant exercise price of $0.15 per share to certain advisors relating to this private offering. We received net proceeds from this private offering, after offering related expenses, of approximately $9.3 million. We are using the net proceeds of this private placement to continue to implement the plan of operation described below.

          Current Plan of Operation. The following is a summary of our plan of operation based on our current cash resources and assuming that we raise between $10.0 million and $25.0 million in this offering. The key components of our current plan of operation are:

•

Enroll patients in our Phase III registration trial in the U.S. for M-Vax for the treatment of Stage 3 and 4 melanoma patients, which trial will proceed under the Special Protocol Assessment that we received from the U.S. FDA in October 2006.

•	Continue the treatment of melanoma patients outside the U.S. on a compassionate use basis with M-Vax.

•

Continue our discussions with the European Medical Evaluations Agency and AFSSAPs, the FDA equivalent regulatory bodies for the European Union and France, respectively, regarding the regulatory requirements for the AC Vaccine and its continued development in Europe and France.

•

Initiate discussion with Japanese regulatory authorities regarding the regulatory approval process for autologous products like our AC Vaccines and the requirements for making M-Vax available for compassionate use in Japan.

If we are able to raise the full $25.0 million, we will also:

•	Continue our Phase I-II clinical in the U.S. for L-Vax, for the treatment of patients with resectable non-small cell lung cancer.

•	Initiate a Phase I-II clinical trial in the U.S. for O-Vax, for the treatment of patients with ovarian cancer.

If we are unable to raise the full $25.0 million, we will be unable to initial a Phase I-II clinical trial for O-Vax or to continue the current Phase I-II clinical trial for L-Vax, in each instance unless we are able to partner with a company with greater financial resources for the development of those products.

          The primary focus of our plan of operation for 2008 and 2009 will be the development of M-Vax and the Phase III registration trial in the U.S. relating to that product. In November 2007, with FDA authorization, we began our Phase III registration trial for M-Vax. Until we raise additional capital, we will be unable to promote this Phase III registration trial aggressively. In October 2006, the FDA issued to us a Special Protocol Assessment for the study, agreeing that the proposed protocol, as designed, will allow us to gain regulatory approval with the successful conduct of the study. In addition the Special Protocol Assessment indicates that we may use response rate (using modified RECIST criteria) as an acceptable “surrogate” endpoint as a basis to obtain accelerated approval. RECIST means Response Evaluation Criteria in Solid Tumors, as defined by the National Cancer Institute. The Special Protocol Assessment is a written agreement between us and the FDA regarding the trial design, the surrogate endpoints to be used as a basis for filing for accelerated approval of M-Vax and the statistical analysis plan necessary to support the full regulatory approval of M-Vax.

          The Phase III study will enroll up to 387 patients with stage 4 melanoma, who will be assigned in a double-blind fashion at a 2:1 ratio to M-Vax or a placebo vaccine. The primary endpoints of the study are best overall anti-tumor response rate and the percentage of patients surviving two years. Secondary endpoints of the study will include overall survival time, response duration, percentage complete and partial responses, progression free survival and treatment related adverse events.

          In December 2007, we successfully completed the Phase I-II clinical trial in the U.S. for M-Vax for the treatment of Stage 3 and 4 melanoma patients. That study was launched in June 2005. Patients were treated with M-Vax after being assigned to one of four dosage arms, one of which was a zero dose. The study was designed to evaluate four doses of M-Vax with doses defined by the number of cells injected in each vaccine; the doses tested were: 5x106 cells (high dose), 2.5x106 cells (medium dose), 0.5x106 cells (low dose), and zero cells (zero dose). All dosages were administered according to a previously developed optimum schedule, which included an induction dose without adjuvant followed by low dose cyclophosphamide and then 6 doses admixed with the immunological adjuvant, BCG. Endpoints of the study were safety and an immunological endpoint of delayed-type hypersensitivity (DTH), which is a T-cell-mediated immune response to autologous melanoma cells. Patients were tested for DTH response to their own DNP-modified and unmodified melanoma cells prior to treatment and after the initial seven weekly vaccine injections. DTH results were obtained at 2 ½-months, and the maximum duration of the study for an individual patient was 9 months. The study was also designed to demonstrate that the frozen formulation of M-Vax is bio-equivalent to the original, freshly-prepared autologous, hapten-modified vaccine.

          The high dose arm of vaccine was highly effective immunologically with positive DTH responses to hapten-modified autologous melanoma cells observed in 22/29 (76%) patients following a course of M-Vax; baseline DTH responses were negative, as a condition of enrollment. In contrast, the zero dose arm was ineffective. Linear regression analysis of DTH responses of all evaluable patients showed a clear dose-response relationship when DTH responses for each patient were plotted against the M-Vax dose received. These results are important, because previously published studies by AVAX and others showed a statistically significant relationship was seen between survival and induction of DTH after M-Vax administration.

          The safety profile of M-Vax appeared to be very favorable. There were no serious adverse events attributed to M-Vax. Non-serious adverse events were similar to what has been observed in previous trials of the autologous, haptenized vaccine: mild-moderate injection site reactions in all patients, mild nausea from cyclophosphamide in some patients, and mild constitutional symptoms, such as fatigue, in some patients after M-Vax administration.

          Eight clinical sites in the U.S. participated in the Phase I-II clinical study of M-Vax, and we are targeting up to 50 U.S. and European centers to participate in the Phase III registration trial.

          Our current cash resources require that we significantly curtail our efforts to enlist new clinical sites for the Phase III registration trial and to significantly slow the patient enrollment in that trial until we are successful in raising additional capital. We will use the proceeds of this offering primarily to fund the additional costs associated with enlisting clinical sites for and patient enrollment in the Phase III trial. If we are able to raise $10.0 million in this offering, we estimate those proceeds plus our current cash resources will be sufficient fund this plan of operation to the second quarter of 2009 (with a goal of approximately 50% patient enrollment, or approximately 195 patient) in the Phase III study, while if we are able to raise $25.0 million in this offering, we anticipate that we will have sufficient cash resources to fund our plan of operation into the first half of 2010 (with a goal of 100% patient enrollment in the study).

          If we are unable to raise $25.0 million, we will be unable to initiate a Phase I-II clinical trial for O-Vax or to continue the current Phase I-II clinical trial for L-Vax, in each instance unless we are able to partner with a company with greater financial resources for the development of those products. If we are successful in raising $25.0 million, we would expect to continue the Phase I-II clinical study for L-Vax and to commence a Phase I-II clinical study for O-Vax.

          Even if the Phase I-II clinical trials for L-Vax or O-Vax are completed successfully and if we raise $25.0 million in this offering, we will not have the cash resources to commence a Phase III trial for either of those products. Further development of either product, including a Phase III registration trial, would likely require that we seek to partner with a large pharmaceutical company in that further and future commercialization of that product.

          We continually evaluate our plan of operation discussed above to determine the manner in which we can most effectively utilize our limited cash resources. The timing of completion of any aspect of our plan of operations is highly dependant upon the availability of cash to implement that aspect of the plan and other factors beyond our control. We believe our current cash resources plus $10.0 million in this offering will fund this plan of operation to the second quarter of 2009 and our current cash resources plus $25.0 million in this offering will fund our plan of operation into the second half of 2010. The full implementation of this plan of operation beyond those dates is dependent upon us obtaining additional capital in the future.

          We are currently engaged in contract manufacturing and the development and commercialization of biotechnology and pharmaceutical products and technologies. These activities take advantage of the facilities and personnel that we are required to maintain to ensure that we process our products in accordance with cGMP requirements. With our current compassionate use and ongoing and planned clinical activities, we anticipate that excess capacity will continue to exist at our Lyon, France facility for the foreseeable future.

          We will continue to pursue additional contract manufacturing agreements in the U.S. and France, which would provide us with additional revenue to fund our operations and the costs of the facilities. We believe that we have developed significant expertise in producing certain biological products for clinical and development purposes, and that this expertise can be marketed by us to other companies and research institutions engaged in clinical trials and product development programs. In addition, we have invested significant amounts to establish and maintain current Good Manufacturing Practices at our manufacturing facilities in Philadelphia, Pennsylvania and Lyon, France. We believe that services provided by these facilities may be valuable to other companies that wish to avoid the significant cash outlays associated with buying or building their own cGMP facilities. We currently utilize our Philadelphia facility for logistical support in our current clinical trials and for storage of samples. We anticipate reinitiating vaccine processing at this facility in the future in support of larger planned studies.

Results of Operations

          Fiscal Year 2006 Compared to Fiscal Year 2005. Revenue recognized in 2006 was $734,774 compared to revenue in 2005 of $1,623,701. The decrease in revenues was due to a lower amount of revenue being recognized in the current year related to contract manufacturing than the prior year. This decrease was necessary to focus our efforts on the launch of the two clinical studies in the U.S. for M-Vax and L-Vax, as well as preparing for the filing of a Phase III protocol with the FDA.

          During 2006, our research and development expenses increased 20.1% from $3,534,948 to $4,244,268, largely as a result of the launch of the M-Vax and L-Vax clinical studies that resulted in increase transportation costs related to shipping tumors and vaccines plus costs incurred at the clinical sites for patient treatment and evaluations. Expenses for the periods are broken out by region as follows:

	Year Ended December 31,

	2005	2006

United States	$1,327,911	$2,225,226
France	2,207,037	2,019,042

	$3,534,948	$4,244,268

          In the U.S., the expense increase related to costs incurred in executing the M-Vax and L-Vax studies that include shipping costs for tumors and vaccines plus the costs at the clinical sites for the patient treatments and evaluations. The decrease in costs in France is the result of higher costs incurred in 2005 for facility validation in preparation of the clinical studies that did not recur in the current year. In addition there were personnel from the prior year that were replaced in the current year at lower costs.

          Selling, general and administrative expenses increased approximately 2.85%, from $1,933,911 for the year ended 2005 to $1,989,188 for the year ended 2006. Expenses for the periods are broken out by region as follows:

	Year Ended December 31,

	2005	2006

United States	$1,357,338	$1,461,491
France	576,573	527,697

	$1,933,911	$1,989,188

          In the U.S., the increase in costs is primarily the result of recording the reversal of an accrual of legal fees in 2005, which was partially offset by decreases in salary expenses plus patents costs. In France the decreased costs related to no longer incurring marketing costs associated with the OPI contract that were incurred for the first half of 2005. These cost decreases were partially offset by increases in administrative salaries incurred in the current year with a higher allocation of the general manager’s salary to administration.

          Interest income increased from $141,390 earned in 2005 to $143,182 in 2006. The increase is the function of higher interest rates with the overall rise in short-term interest rates, which was partially offset by a lower average invested balance during the year.

          We anticipate our spending over the next 12 months for research and development expenses will increase as compared with 2006, as we continue to implement and accelerate the plan of operation described above.

          Three and Nine Months Ended September 30, 2007, Compared to Three and Nince Months Ended September 30, 2006. Revenues recognized in the three and nine months ended September 30, 2007, were $95,877 and $299,193, respectively, compared with revenues of $96,178 and $522,711, respectively for the same periods in 2006. Current year revenues declined due to a decrease in compassionate use sales and a decline in contract manufacturing revenue.

          For the first nine months of 2007, our research and development expenses increased to $3,402,404 from $3,162,049 for the same nine months in 2006. Expenses for the periods are broken out by region as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,

	2006	2007	2006	2007

United States	$537,276	$902,386	$1,666,477	$1,954,577
France	467,065	448,521	1,495,572	1,447,827

	$1,004,341	$1,350,907	$3,162,049	$3,402,404

          The increase in the three and nine month costs in the U.S. relate to site initiation costs associated with the Phase III study that includes the hiring of a contract research organization for site recruitment and accrual. In addition, in the current year we added one additional research nurse for the assistance of site management for our ongoing Phase I-II studies and the oversight of our Phase III study. In Europe, there was a slight cost decrease noted during the three and nine month periods. The decrease was due to decline in manufacturing costs with the stopping of accrual for the Phase I-II melanoma study in the third quarter and the bulk of the study arms having reached full enrollment. This decrease was partially offset by increased costs seen in bringing certain product release tests in-house that required the purchase and validation of equipment and procedures and a 12% increase in the Euro exchange rate.

          For the first nine months of 2007, our selling, general and administrative expenses increased to $1,813,479 from $1,442,897 for the same nine months in 2006. Expenses for the periods are broken out by region as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,

	2006	2007	2006	2007

United States	$392,997	$587,116	$1,127,868	$1,451,891
France	102,371	132,170	315,029	361,588

	$495,368	$719,286	$1,442,897	$1,813,479

          In the U.S., selling, general and administrative costs increased for the three and nine-month period due to a $90,000 expenditure related to the recruitment of an additional member of the board of directors, and increased board costs related to meetings during the period that did not occur in the prior year. In addition, there were increased costs related to salary adjustments grated to senior management and the addition of an office manager in the current year. Finally, increased costs were incurred related to patents, trademarks and securities counsel during the current year.

          In France, cost increases for the three and nine-month period related to exchange rate differences of 12% in the current year plus increased costs associated with additional personnel costs supporting administrative and marketing activities. There were also increased legal costs associated with the appointment of a new general manager in the current year and the associated statutory filings required in France.

          We anticipate that over the next 12 months, research and development expenses will increase as compared with 2007 due to planned increases in the development activities related to the AC Vaccine, assuming we are able to raise additional capital.

Liquidity and Capital Resources

          We presently anticipate that our current cash resources will be sufficient to fund operations through May 2008, assuming that we significantly slow our current development plans until we raise additional capital. Our current cash resources require that we significantly curtail our efforts to enlist new clinical sites for the Phase III registration trial and to significantly slow the patient enrollment in that trial until we are successful in raising additional capital. We will use the proceeds of this offering primarily to fund the additional costs associated with enlisting clinical sites for and patient enrollment in the Phase III trial. If we are able to raise $10.0 million in this offering, we estimate those proceeds plus our current cash resources will be sufficient fund this plan of operation to the second quarter of 2009 (with a goal of approximately 50% patient enrollment, or approximately 195 patient) in the Phase III study, while if we are able to raise the full $25.0 million in this offering, we anticipate that we will have sufficient cash resources to fund our plan of operation into the first half of 2010 (with a goal of 100% patient enrollment in the study).

          If we are unable to raise the full $25.0 million, we will be unable to initiate a Phase I-II clinical trial for O-Vax or to continue the current Phase I-II clinical trial for L-Vax, in each instance unless we are able to partner with a company with greater financial resources for the development of those products. If we are successful in raising the full $25.0 million, we would expect to continue the Phase I-II clinical study for L-Vax and to commence a Phase I-II clinical study for O-Vax.

          Even if the Phase I-II clinical trials for L-Vax or O-Vax are completed successfully and if we raise $25.0 million in this offering, we will not have the cash resources to commence a Phase III pivotal trial for either of those products. Further development of either product, including a Phase III registration trial, would likely require that we seek to partner with a large pharmaceutical company in that further and future commercialization of that product.

          We continually evaluate our plan of operation discussed above to determine the manner in which we can most effectively utilize our limited cash resources. The timing of completion of any aspect of our plan of operations is highly dependant upon the availability of cash to implement that aspect of the plan and other factors beyond our control. We believe our current cash resources plus $10.0 million in this offering will fund this plan of operation to the second quarter of 2009 and our current cash resources plus $25.0 million in this offering will fund our plan of operation into the second half of 2010. The full implementation of this plan of operation beyond those dates is dependent upon us obtaining additional capital in the future.

          If our current and planned clinical trials for the AC Vaccine in the U.S. and Europe do not demonstrate continuing progress toward taking one or more products to market, our ability to raise additional capital to fund our product development efforts would likely be seriously impaired. The ability of a biotechnology company, such as AVAX, to raise additional capital in the marketplace to fund its continuing development operations is conditioned upon the company continuing to move its development products toward ultimate regulatory approval and commercialization. If in the future we are not able to demonstrate adequate progress in the development of one or more products, we will not be able to raise the capital we need to continue our then-current business operations and business activities, and we will likely not have sufficient liquidity or cash resources to continue operating.

          We conduct our capital raising efforts in U.S. dollars, while a significant portion of our revenues and expenses are generated and incurred in currencies other than U.S. dollars, mainly Euros. To the extent that we are unable to match revenues received in foreign currencies with costs paid in the same currency, exchange rate fluctuations in any such currency could have an adverse effect on our results of operations and cash flows.

          Because our working capital requirements depend upon numerous factors, including progress of our research and development programs, pre-clinical and clinical testing, timing and cost of obtaining regulatory approvals, changes in levels of resources that we devote to the development of manufacturing and marketing capabilities, competitive and technological advances, status of competitors, and our ability to establish collaborative arrangements with other organizations, there can be no assurance that our current cash resources will be sufficient to fund our operations beyond May 2008. Because we have no committed external sources of capital, and expect no significant product revenues for the foreseeable future, we will require additional financing to fund future operations or will need to enter into contract manufacturing relationships on terms favorable to us. There can be no assurance, however, that we will be able to obtain the additional funds sought in this offering or attract contract manufacturing relationships on acceptable terms, if at all. If additional funds are not raised by the end of April 2008, we will have to curtail our initiatives beyond that point.

Critical Accounting Policies

          Our discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the U.S. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities and expenses and related disclosure of contingent assets and liabilities. We review our estimates on an ongoing basis. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results may differ from these estimates under different assumptions or conditions. Our accounting policies are described in more detail in Note 1 to our consolidated financial statements. We have identified the following as the most critical accounting policies and estimates used in the preparation of our consolidated financial statements.

          Goodwill. In accordance with Statement of Financial Accounting Standards, or SFAS, No. 142, Goodwill and Other Intangible Assets, we do not amortize goodwill. Instead, we review goodwill for impairment at least annually and when events or changes in circumstances indicate a reduction in the fair value of the reporting unit to which the goodwill has been assigned. Conditions that necessitate a goodwill impairment assessment include (i) a significant adverse change in legal factors or in the business climate, (ii) an adverse action or assessment by a regulator, (iii) unanticipated competition, (iv) a loss of key personnel, or (v) the presence of other indicators that would indicate a reduction in the fair value of our Genopoeitic subsidiary to which the goodwill has been assigned. SFAS No. 142 prescribes a two-step process for impairment testing of goodwill. The first step of the impairment test is used to identify potential impairment by comparing the fair value of the entity to which the goodwill has been assigned to its carrying amount, including the goodwill. Such a valuation requires significant estimates and assumptions, including estimating future cash inflows from contracts and other sources, and developing appropriate discount rates and probability rates. If the carrying value of the reporting unit exceeds the fair value, the second step of the impairment test is performed in order to measure the impairment loss.

          Our goodwill had a carrying value of $188,387 at September 30, 2007, resulting from our acquisition of Genopoeitic in August 2000. We performed our annual goodwill impairment test in accordance with SFAS No. 142 and determined that the carrying amount of goodwill was recoverable. We considered internal risk-adjusted cash flow projections, which utilize several key assumptions, including estimated timing of cash inflows into Genopoeitic.

          Impairment of Long-Lived Assets. Long-lived assets to be held and used, including property and equipment and intangible assets subject to amortization, are reviewed for impairment at least annually and whenever events or changes in circumstances indicate that the carrying amount of the assets might not be recoverable. Conditions that would necessitate an impairment assessment include a significant decline in the market price of an asset or asset group, a significant adverse change in the extent or manner in which an asset or asset group is being used, a significant adverse change in legal factors or in the business climate that could affect the value of a long-lived asset or asset group, or the presence of other indicators that would indicate that the carrying amount of an asset or asset group is not recoverable. Determination of recoverability is based on the undiscounted future cash flows resulting from the use of the asset or asset group and its eventual disposition. The determination of the undiscounted cash flows requires significant estimates and assumptions including determining the timing and expected costs to complete in-process projects, projecting regulatory approvals and estimating future cash inflows from product sales and other sources. In the event that such cash flows are not expected to be sufficient to recover the carrying amount of the asset or asset group, the carrying amount of the asset is written down to its estimated fair value. Following our long-lived asset impairment review for the fiscal year ended December 31, 2006, we have determined that no impairment of long-lived assets existed.

          Research and Development Costs. Research and development costs, including payments related to research and license agreements, are expensed when incurred. Contractual research expenses are recorded pursuant to the provisions of the contract under which the obligations originate. Research and development costs include all costs incurred related to the research and development, including manufacturing costs incurred, related to our research programs. We are required to produce our products in compliance with current Good Manufacturing Practices, which requires a minimum level of staffing, personnel and facilities testing and maintenance. Based upon our current staffing level required to be in compliance with cGMP, we have excess capacity. Utilizing this excess capacity, revenue is generated in the form of contract manufacturing engagements. Accordingly, costs associated with the contract manufacturing revenues are not broken out from our research and development costs, as these costs would not differ even if the contracts were not in place.

Impact of Recently Issued Accounting Standards

          In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (“FAS 157”). FAS 157 defines fair value, establishes a framework for measuring fair value in GAAP, and expands disclosures about fair value measurements. FAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. We are evaluating the impact, if any, of adopting FAS 157 on our consolidated financial statements.

          In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities – Including an Amendment of FASB Statement 115” (“FAS 159”). FAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value. Entities that elect the fair value option will report unrealized gains and losses in earnings at each subsequent reporting date. The fair value option may be elected on an instrument-by-instrument basis, with few exceptions. FAS 159 also establishes presentation and disclosure requirements to facilitate comparisons between companies that choose different measurement attributes for similar assets and liabilities. FAS 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007. We are is evaluating the impact, if any, of adopting FAS 159 on our consolidated financial statements.

          In June 2007, the FASB ratified Emerging Issues Task Force (“EITF”) Issue No. 07-3, “Accounting for Nonrefundable Advance Payments for Goods or Services to Be Used in Future Research and Development Activities” (“Issue 07-3”), which addresses the accounting for nonrefundable advance payments. The EITF concluded that nonrefundable advance payments for goods or services to be received in the future for use in research and development activities should be deferred and capitalized. The capitalized amounts should be expensed as the related goods are delivered or the services performed. If an entity’s expectations change such that it does not expect it will need the goods to be delivered or the services to be rendered, capitalized nonrefundable advance payments should be charged to expense. Issue 07-3 is effective for new contracts entered into during fiscal years beginning after December 15, 2007, including interim periods within those fiscal years. We are evaluating the impact, if any, of adopting Issue 07-3 on our consolidated financial statements.

BUSINESS

General

Overview

          We are a development stage biotechnology company specializing in the development and future commercialization of individualized vaccine therapies and other technologies for the treatment of cancer. Our vaccine consists of autologous (the patient’s own) cancer cells that have been treated with a chemical (“haptenized”) to make them more visible to the patient’s immune system. We refer to our cancer vaccine technology as autologous cell vaccine immunotherapy and to the vaccine as the AC Vaccine. Our previous clinical trials for the AC Vaccine have concentrated on melanoma, ovarian carcinoma, which are our primary indications, and non-small cell lung cancer. We refer to our AC Vaccine candidates as:

•	M-Vax for the treatment of melanoma. The current clinical status of our M-Vax program is as follows:
	o	Phase I-II – Multiple dose safety and efficacy study launched in June 2005 and completed in December 2007.
	o	Phase III – Registration study enrollment commenced in November 2007. The study is the subject of a Special Protocol Assessment granted by the U.S. Food and Drug Administration (“FDA”).

•	L-Vax for the treatment of non-small cell lung cancer. The current clinical status of our L-Vax program is as follows:
	o	Phase I-II – Multiple dose safety and efficacy study launched in December 2005.

•	O-Vax for the treatment of ovarian cancer. The current clinical status of our O-Vax program is as follows:
	o	Phase I-II – Multiple dose safety and efficacy study anticipated to launch in 2008, subject to obtaining sufficient financing to implement fully our plan of operation described in this prospectus.

          We also offer biological manufacturing services to other biotechnology and pharmaceutical companies. These services are provided utilizing the same facilities and personnel that produce our products for clinical and commercial purposes. In Europe, and more recently in South America, we have made M-Vax available for patient treatment on a compassionate use basis. Compassionate use is considered for patients who have failed to respond to accepted standards of care for their cancer and are facing a prognosis of imminent death. Although it is not the primary purpose of compassionate use of our vaccine, we receive payments for the vaccine from the hospitals that contract for the acquisition of the vaccine.

          In 1995, we identified the AC Vaccine research being conducted by Dr. David Berd, an oncologist and professor at Thomas Jefferson University in Philadelphia, and licensed the rights to Dr. Berd’s research. Since then, we have focused our efforts on the development of an immunotherapy for the treatment of cancer, the AC Vaccine technology. On November 1, 2004, Dr. Berd joined our company as our Chief Medical Officer.

          In August 2000, we acquired Genopoietic S.A. and its corporate affiliate, based in Lyon, France, which developed cell and gene-based therapies in collaboration with Pierre et Marie Curie University and Centre National de la Recherche Scientifique. As part of that acquisition, we acquired a biological clean room facility in Lyon, France, at which we now conduct all AC Vaccine manufacturing. In the last three years, much of our development and manufacturing efforts relating to the AC Vaccine have shifted to our Lyon facility, due to the expertise and staffing at that facility and recent developments in France and other European countries that should facilitate development of autologous products, such as the AC Vaccine, in Europe.

          The Lyon facility has been inspected, and is the subject of ongoing inspections, by AFSSAPs (the French equivalent of the U.S. Food and Drug Administration) and received the designation of “Etablissement Pharmaceutique” in 2002 and obtained the designation “Etablissement Thérapies Gèniques et Cellulaires” in 2004. The Etablissement Pharmaceutique designation is required for the production of any commercial product to be sold in France and throughout Europe. The Etablissement Therapies Geniques et Cellulaires designation is required in France for the commercial production of cell and gene therapy products.

Current Cancer Therapies

          Cancer is a diverse and complex disorder with multiple causes and variable outcomes. Genetic predisposition, environmental factors and diet are among the numerous contributing factors that are associated with the development and evolution of this heterogeneous disease. Each year in the U.S. alone, over 1.5 million new individuals are diagnosed with various forms of cancer and, as our overall life span increases, the incidence of the disease is expected to increase.

          In a healthy person, tissues and organs consist of cells that are, in part, regulated by the immune system. Normal cell function is characterized by cell growth, cell division and then programmed cell death (the latter referred to as apoptosis) as new cells are generated and function in place of the original cell. Cancer is characterized by the unregulated growth of cells that proliferate as tumors, which can metastasize (i.e., spread) throughout the body, resulting in distant deposits of tumor cells, called metastases. Cancer cells have adopted many mechanisms by which they can elude the defense systems of the body. A significant feature of their proliferation is their ability to evade recognition by the patient’s immune system. The metastatic tumors disrupt normal tissue and organ functions, which in the worst circumstances leads to the death of the patient.

          We believe that for a therapy to be effective it must eliminate or control the growth of the cancer, both at its site of origin and at the site of metastases. Patients with cancer typically undergo a first line of treatment through surgical removal of tumors. Treatments that follow surgery (referred to as adjuvant treatments) include radiation, hormone therapy and chemotherapy. Initial surgery and radiation therapy treat cancer at its origin, but are limited because certain tissues cannot be removed surgically or do not tolerate radiation. Moreover, cancers frequently spread prior to detection, and surgery and radiation cannot control metastases. Chemotherapy and hormonal therapy are frequently used to treat tumor metastases. These therapies, however, can cause severe side effects, including damage to normal tissue. Additionally, chemotherapy and hormonal therapy may shrink tumors, but rarely eliminate them completely. Our approach to development of cancer therapies is to find targets that are novel or to discover compounds that are structurally different from existing therapies with the intent of making the treatments more specific and less toxic.

The Immune System

          The immune system is involved intimately in the regulation of the growth of cells and tissues within the body as well as acting as a natural defense against disease. These functions are performed by a variety of specialized cells. These cells recognize specific chemical structures, called antigens, which are found on disease-causing agents, including tumors. Antigens trigger an immune response, which results in the eventual removal of antigen from the body.

          The type of immune response is characterized by the way the response was initiated through specialized cells known as lymphocytes. There are two main categories of lymphocytes: B-lymphocytes, or B-cells, and T-lymphocytes, or T-cells. Each category of lymphocytes has a different role in the immune response. T-cells combat disease by killing antigen bearing cells directly or by making chemicals called cytokines that work indirectly. In this way, T-cells eliminate cancers and virally infected tissue. T-cell immunity is also known as cell-mediated immunity and is commonly thought to be a key defense against tumors and cells chronically infected by viruses. In contrast, activation of B-cells leads to the production of specific antibodies. The antibodies are secreted by B-cells and bind to antigen found on pathogens or tumor cells resulting in their destruction.

          Cancerous cells are cells that have changed (or mutated) so that they express certain antigens that may or may not be recognized as foreign by the immune system. We believe that the antigens are distinct for each patient so that effective immunization can only be accomplished by using each patient’s own cancer cells. In addition, we believe that by a process called haptenization, the cancer antigens are changed so that they become visible to the patient’s immune system. This allows the immune system to mount a response against the cancer antigens.

Development and Clinical Programs

Autologous Cell Vaccine Immunotherapy (AC Vaccine)

          The only major program that we are presently developing for the treatment of cancer is our AC Vaccine technology, licensed from Thomas Jefferson University. The AC Vaccine immunotherapy technology is based on the concept of haptenization. This idea has a long history, beginning with the work of the immunologist and Nobel laureate Karl Landsteiner in the 1920’s. He and other scientists showed in animal models that attaching a small chemical (a hapten) to a protein allowed that protein to be recognized by the immune system even if the animals were originally unresponsive to the protein. This work has been expanded by a number of researchers in various animal models. We now understand that a large number of T-cells (or T-lymphocytes, which are white blood cells that are crucial in tumor rejection) react against the haptenized material and that a small percentage of the T-cells also react against the unmodified, natural material. We believe that tumor antigens, which are proteins, are similarly affected by haptenization.

          Our AC Vaccine technology utilizes the patient’s tumor as the basis for a therapeutic vaccine. By extracting cancer cells from a tumor and then treating them with a hapten called dinitrophenyl (“DNP”), a vaccine is prepared that should be able to elicit a systemic immune response to the unmodified, native cancer cells. The induction of an immune response has been documented in a number of scientific publications. We believe that the best test of tumor immunity in patients is Delayed Type Hypersensitivity (“DTH”). DTH has long been used as a test for immunity to microbes, such as tuberculosis and is familiar to patients as the Tine test or PPD. DTH to cancer cells is tested in the same way, except that the patient’s cancer cells are the test agent. We have demonstrated that the DTH test to cancer cells is meaningful by showing a strong statistical relationship between the intensity of DTH and clinical outcomes, especially 5-year survival.

          Our leading AC Vaccine product candidate is M-Vax, which is designed as an immunotherapy for the post-surgical treatment of late stage (stages 3 and 4) melanoma. Melanoma is a highly malignant tumor that can spread so rapidly that it can be fatal within months of diagnosis. According to a report published in the British Journal of Dermatology, worldwide, the number of cases of melanoma is increasing faster than any other cancer. Although there are several causative factors, rising exposure by the general population to ultraviolet radiation in sunlight appears to be the most significant. According to the American Cancer Society, it is estimated that in 2007 there will be 59,940 new cases of melanoma in the U.S. and there will be an estimated 8,110 deaths related to melanoma.

          Melanoma patients may be categorized according to the following staging system:

•	Stage 1—lesion less than 1.5mm thickness and no apparent spreading (metastasis) from primary cancer site;

•	Stage 2—lesion greater than 1.5mm thickness and no apparent spreading from primary cancer site;

•	Stage 3—metastasis to regional draining lymph nodes; and

•	Stage 4—distant (bloodbourne) metastasis.

          Historically, patients with stage 3 melanoma have been treated with surgery followed by a year-long regimen of the drug, alpha interferon. This is a biological drug and currently the only FDA-approved post-surgical treatment for patients with stage 3 melanoma. While alpha interferon has been proven to prolong relapse-free survival, its impact on overall survival has been questioned. Further, use of alpha interferon can be associated with many severe side effects, often leading to either reduction in dosage or complete discontinuation before the full course of treatment is completed. Due to limited efficacy and highly toxic side effects, chemotherapy has not been widely used in the treatment of stage 3 patients. Stage 4 melanoma is usually treated with chemotherapy or cytokines, such as interferon or IL-2. Long-term remissions, however, are unusual and five-year survival rate for stage 4 melanoma is very low.

Clinical Results Achieved with the AC Vaccine

          We believe that M-Vax is the first immunotherapy to suggest, from clinical trial results, that its use may result in a significant improvement in the survival rate for patients with stage 3 melanoma. There have been 214 patients with stage 3 melanoma treated with M-Vax, who had already had their lymph node tumors excised and processed into vaccines. These studies are mature, in that all surviving patients have completed the planned 5-year follow-up. The 5-year overall survival of these patients is 44%. This compares with the historical post-surgical survival rates of approximately 22–32%. In a total of over 600 patients treated with the AC Vaccine by us or at Thomas Jefferson University in clinical trials, no serious side effects have been reported. We believe that only relatively minor side effects, such as brief bouts of mild nausea and soreness and swelling at the site of the injection, have been observed to date.

          Patients who receive M-Vax may develop an immune response to their own melanoma cells as measured by a DTH test to autologous melanoma cells. DTH, which is manifest by the development of a hive at the site of injection of the test material, is known to be a measure of the activity of T-lymphocytes, which are white blood cells that are crucial in tumor rejection. In the stage 3 adjuvant studies, patients who developed positive DTH to their own melanoma cells that were not modified with the hapten had a significantly greater chance of 5-year year survival than those who did not (59% vs. 29%, P<.001). This difference is highly statistically significant. In all of these patients, DTH to autologous melanoma cells was tested in conjunction with control materials that indicated that all patients had functioning immune systems and that the DTH reactions were not artifactual.

          We believe that the DTH test can be used as a surrogate marker of vaccine activity. In our planned future clinical activities, we will propose to use the DTH test as a primary endpoint to measure activity of the vaccine. As we expand the use of the vaccine into new indications our intent is to use DTH response as the primary indicator of activity of the vaccine and the basis upon which we will proceed further with clinical development. Use of DTH response as an indicator of vaccine activity significantly decreases the duration of studies and, thus, reduces the cost of conducting clinical trials and reaching a primary endpoint.

          As is noted below, we currently treat patients outside the U.S. on a compassionate use basis. Certain clinicians have reported to us that they have administered the M-Vax vaccine with IL-2 or interferon, which are two current cytokine therapies available to melanoma patients. These European clinicians have reported to us what they believe were positive clinical responses to the combined treatment regimes. Additional published work in a peer-reviewed journal by another clinician who has treated patients with their DNP modified tumor cells, using techniques similar to M-Vax, followed by IL-2 reported response rates in patients of 35%. This compares with previously reported response rates of patients treated with M-Vax alone of 11%. Response rates are defined by clinical criteria known as RECIST (or Response Evaluation Criteria in Solid Tumors, as defined by the National Cancer Institute). This means that the patient’s tumors have decreased by 50% or more from their base-line evaluation (partial response), or that their tumors have completely disappeared (complete response).

          These published and unpublished reports were used by us in developing our Phase III registration trial for M-Vax, including the submissions to the FDA that supported the Special Protocol Assessment agreement we have with the FDA for accelerated approval of M-Vax.

Current Commercial and Clinical Activities with the AC Vaccine

          The FDA has authorized us to begin our Phase III registration study of M-Vax. Related to the protocol, the FDA has issued to us a Special Protocol Assessment for the study, agreeing that the proposed protocol, as designed, will allow us to gain regulatory approval with the successful conduct of the study. In addition the Special Protocol Assessment indicates that we may use response rate (using modified RECIST criteria) as an acceptable “surrogate” endpoint as a basis to obtain accelerated approval. The Special Protocol Assessment is a written agreement between us and the FDA regarding the trial design, surrogate endpoints to be used as a basis for filing for accelerated approval of M-Vax and the statistical analysis plan necessary to support the full regulatory approval of M-Vax.

          The Phase III study will enroll up to 387 patients with stage 4 melanoma, who will be assigned in a double-blind fashion at a 2:1 ratio to M-Vax or a placebo vaccine. The M-Vax arm will consist of an initial dose of M-Vax (autologous DNP-modified tumor cells) followed by cyclophosphamide (“CY”) and six weekly doses of M-Vax administered with Bacillus of Calmette and Guerin (“BCG”). Following vaccine administration, patients will receive a course of low dose IL-2 administered subcutaneously. Patients assigned to the control group will receive a treatment identical to the M-Vax group, except that a placebo vaccine will replace M-Vax. The primary endpoints of the study are best overall anti-tumor response rate and the percentage of patients surviving 2 years. Secondary endpoints of the study will include overall survival time, response duration, percentage complete and partial responses, progression free survival and treatment related adverse events.

          In December 2007, we successfully completed the Phase I-II clinical trial in the U.S. for M-Vax for the treatment of Stage 3 and 4 melanoma patients. That study was launched in June 2005. Patients were treated with M-Vax after being assigned to one of four dosage arms, one of which was a zero dose. The study was designed to evaluate four doses of M-Vax with dose defined by the number of cells injected in each vaccine; the doses tested were: 5x106 cells (high dose), 2.5x106 cells (medium dose), 0.5x106 cells (low dose), and zero cells (zero dose). All dosages were administered according to a previously developed optimum schedule, which included an induction dose without adjuvant followed by low dose cyclophosphamide and then 6 doses admixed with the immunological adjuvant, BCG. Endpoints of the study were safety and an immunological endpoint of delayed-type hypersensitivity (DTH), which is a T-cell-mediated immune response to autologous melanoma cells. Patients were tested for DTH response to their own DNP-modified and unmodified melanoma cells prior to treatment and after the initial seven weekly vaccine injections. DTH results were obtained at 2 ½-months, and the maximum duration of the study for an individual patient was 9 months. The study was also designed to demonstrate that the frozen formulation of M-Vax is bio-equivalent to the original, freshly-prepared autologous, hapten-modified vaccine.

          The high dose arm of vaccine was highly effective immunologically with positive DTH responses to hapten-modified autologous melanoma cells observed in 22/29 (76%) patients following a course of M-Vax; baseline DTH responses were negative, as a condition of enrollment. In contrast, the zero dose arm was ineffective. Linear regression analysis of DTH responses of all evaluable patients showed a clear dose-response relationship when DTH responses for each patient were plotted against the M-Vax dose received. These results are important, because previously published studies by AVAX and others showed a statistically significant relationship was seen between survival and induction of DTH after M-Vax administration.

          The safety profile of M-Vax appeared to be very favorable. There were no serious adverse events attributed to M-Vax. Non-serious adverse events were similar to what has been observed in previous trials of the autologous, haptenized vaccine: mild-moderate injection site reactions in all patients, mild nausea from cyclophosphamide in some patients, and mild constitutional symptoms, such as fatigue, in some patients after M-Vax administration.

          Eight clinical sites in the U.S. participated in the Phase I-II clinical study of M-Vax, and we are targeting up to 50 U.S. and European centers to participate in the Phase III registration trial.

          In March 2005, we submitted a Biological License Application filing with AFSSAPs (the French counterpart of the U.S. FDA) for the treatment of stage 3 and 4 melanoma patients in France. In February 2006, AFSSAPs notified us that the filing was not approvable with the current data and that additional data would be necessary to support an approval. We are continuing to work with AFSSAPs to define what additional data are necessary and to evaluate the opportunities to treat patients in France under a compassionate use protocol while we are generating the additional data.

          We have previously conducted clinical trials to evaluate the safety and efficacy of M-Vax and O-Vax (our AC Vaccine for ovarian cancer). In March and April 2001, we received first oral notification and then written confirmation from the FDA that clinical activities then underway for both our M-Vax and O-Vax autologous cancer vaccines were placed on clinical hold pending further review by the agency. The written notification from the FDA confirming the clinical hold identified the specific issues that the FDA wanted addressed, which dealt primarily with the sterility of autologous tumors received by us at the Philadelphia facility and the assurance that vaccines being provided to patients would meet FDA sterility guidelines.

          In conjunction with the clinical hold, the FDA conducted an inspection of our manufacturing facility in Philadelphia, which inspection was completed in May 2001. As a result of that facility inspection, we received a Form 483, which is a finding of manufacturing facility deficiencies, to which we initially responded at the end of June 2001. The issues raised in the Form 483 were essentially consistent with those in the clinical hold letters, focusing primarily with the sterility of autologous tumors received by us at the Philadelphia facility, the handling of sterile and non-sterile tumors and assurance that vaccines being provided to patients would meet FDA sterility guidelines. No significant new areas of concern were identified in the Form 483.

          In developing our response to the FDA clinical hold letters and the Form 483, we identified and began to implement a number of product development initiatives related to the AC Vaccine technology. As a result, we determined certain product improvements to the vaccine could be instituted that would address certain concerns of the FDA and make the vaccine more viable from a regulatory and commercial perspective. Throughout the remainder of 2001 and into 2002, we continued to evaluate (1) the prospect of freezing the haptenized cells for distribution to the end user, (2) steps that could be taken to help ensure that final released vaccines prepared by us are sterile and (3) tests to determine the minimal number of cells necessary for the vaccine to be effective. Based upon the results of these efforts, we reengineered the manufacturing steps to create and release the vaccine technology to take advantage of these potential product improvements.

          In working with the FDA to resolve the issues identified as part of the clinical hold, we concluded that (1) it would no longer be feasible to continue the clinical development of the original AC Vaccine format without the ability to ensure clinical samples have completed sterility testing prior to administration (referred to as the “fresh” vaccine product format), and (2) a revised product format needed to be established, tested and reviewed by the FDA which allowed us to test the vaccine for sterility prior to administration of the vaccine to patients. Through these research and development activities we developed a new product format for the production and distribution of the AC Vaccine, referred to as the “frozen” vaccine technology. Based upon the changes to the manufacturing of the product, the FDA recommended that we consider preparing and filing new Investigational New Drug Applications for the frozen vaccine. At the recommendation of the FDA, we inactivated the INDs for M-Vax and O-Vax, given the FDA’s view that the revisions to the manufacturing process, necessary to address the FDA’s concerns, would result in a new product from a regulatory perspective and given the FDA’s recommendation that we file new INDs for indications utilizing the new product.

          Based upon the continuing interactions with the FDA, in 2002, we determined it was necessary to file new INDs for the revised product format for the AC Vaccine for melanoma and ovarian cancer, which IND filings were accepted by the FDA. Our Philadelphia facility was cleared to begin processing clinical samples for administration to patients in clinical trials. Due to a lack of funding at that time, we decided not to initiate the clinical trials at that time.

Non-Small-Cell Lung Cancer

          According to the American Cancer Society, lung cancer is the leading cause of cancer death for both men and women. The American Cancer Society estimates that there will be 213,380 new cases of lung cancer and 160,390 deaths from lung cancer in the U.S. in 2007. Historically, 80-85% of lung cancer cases have been non-small cell lung cancer (“NSCLC”). The low cure rate associated with NSCLC can be attributed to the absence of effective screening, the propensity for early spread, and the lack of effective treatment options for metastatic spread.

          We believe that NSCLC may be a good target for our AC Vaccine immunotherapy approach. Lung cancers are chemically-induced, which increases the likelihood that they will express antigens recognized by the immune system. Also, in clinical trials of M-Vax, we observed that melanoma lung metastases were more likely to respond well to the AC Vaccine than metastases in other sites.

          In February 2004, we announced a collaboration with the thoracic surgery team at the University of Pennsylvania Cancer Center. This collaboration allowed us to complete a feasibility study of the autologous, hapten-modified AC Vaccine for NSCLC. The study demonstrated that vaccines could be manufactured successfully from most early stage tumors. All the vaccines manufactured as part of the feasibility study also passed sterility tests. These results formed the basis of our Phase I-II clinical trial of L-Vax to determine the safety of an autologous, hapten-modified NSCLC vaccine and its ability to induce a positive DTH response, as described below.

          In November 2005, the FDA approved our IND for the treatment of resectable NSCLC. We commenced a Phase I-II clinical study of L-Vax for the treatment of NSCLC at the University of Pennsylvania Cancer Center in January 2006. The study subjects will be patients with completely resectable primary NSCLC (stage 1, 2, and early 3). They will undergo standard surgical resection, and the tumor tissue will be sent to us for manufacture of the L-Vax vaccine. Eligible patients will be assigned to one of three dosage groups. The schedule of administration will be the same as the one optimized in previous melanoma trials. The regimen for the NSCLC Phase I-II study includes low dose cyclophosphamide, which potentiates the immune response, probably by inhibiting regulatory T-cells, which, in turn, dampen the anti-tumor immune response. Also, BCG is admixed with the vaccines because it functions as an immunological adjuvant.

          The major endpoints of this study are the development of immunity to the patient’s own NSCLC cells and a formal assessment of the safety of L-Vax. Patients will be tested for DTH response to their own DNP-modified and unmodified NSCLC cells prior to treatment and after the initial seven weekly vaccine injections. Following completion of the post-vaccine DTH testing, patients will be offered standard chemotherapy, which is now considered a standard of care, as an adjuvant treatment. After chemotherapy, patients who remain well will be eligible for a booster injection of L-Vax at the eight-month point. Adverse events caused by the L-Vax vaccine will be measured and recorded, with DTH results obtained at 2 ½ months and the maximum duration of the study for an individual patient being 12 months.

          We anticipate that we will seek to enter into one or more alliances or strategic partnerships with large pharmaceutical companies for the further development and eventual commercialization of O-Vax or L-Vax.

Compassionate Use of M-Vax

          Beginning in 2003 and continuing through the present, we have made M-Vax available on a compassionate use basis in various European countries. We have recently made M-Vax available on a compassionate use basis in various South American countries. Compassionate use is considered for patients who have failed to respond to accepted standards of care for their cancer and are facing a prognosis of imminent death. Compassionate use of M-Vax has been permitted by regulatory authorities in France, Spain, Greece, Venezuela and Belgium (even though there is no approval for marketing of M-Vax in those countries) when the patient’s prognosis is poor and there are no alternative treatments available. Through December 31, 2007, we had 128 patients present for treatment on a compassionate use basis, of which 60 patients were treated and 16 vaccines have been produced and tested and are awaiting release to the clinical site. The patients who were not treated were untreatable with the vaccine as a result of inadequate cell count in the tumor sample received, the tumor samples received were not melanoma, sterility issues with the tumor sample, or the death of the patient prior to treatment being available. We expect to continue to treat patients on a compassionate use basis outside the U.S. This development is important to us and our AC Vaccine technology because it expands the availability of the AC Vaccine within the scientific and medical communities that are now seeking out the compassionate use of M-Vax. These experiences of oncology leaders in various countries may become critical to the overall scientific acceptance of the AC Vaccine technology in these countries. This also will allow us to educate practitioners to maintain and aseptically handle and ship tumors to reduce incidences where tumors become contaminated. Additionally, although it is not the primary purpose of compassionate use of our vaccine, we receive payments for the vaccine from the hospitals that contract for the acquisition of the vaccine.

Contract Manufacturing

          As a result of our clinical activities in the U.S. and France, we have developed a level of expertise related to the clinical production and regulation of cell and gene therapy, and biological products. Cell and gene therapy, and biological products research and development has been ongoing for a number of years, but specific regulations of these products by most regulatory agencies are just beginning to evolve. In February 2002 (effective April 2002), the United States Pharmacopia published a chapter on manufacturing and testing requirements relating to cell and gene therapies. Prior to the publication of this chapter, there was no published guidance for companies engaged in the production and testing of cell and gene therapies. Likewise, in Europe the European Medicines Evaluation Agency is currently developing guidelines for the production, testing and regulation of cell and gene therapy, and biological products.

          Based on our expertise, we have entered into various contract manufacturing relationships in France. Contract manufacturing has been made possible by the validation of our manufacturing facility first in France by AFSSAPs and secondly through successful IND filings in the U.S. and in Europe. A contract manufacturing engagement normally consists of two components. The first component of the engagement is a feasibility study. The feasibility study typically involves the transfer of production techniques from an unrelated scientific laboratory to our facilities. After transferring the techniques, we are engaged to develop the required procedures, tests and assays so that the product can be produced in compliance with current Good Manufacturing Practices requirements. After validating the procedures, tests and assays, we would then contract to produce the necessary components for the manufacturing section to be filed as part of an IND application.

          Upon acceptance of the IND by a regulatory agency, the second component of the engagement would then commence. This component consists of the manufacturing and testing of clinical samples for administration to patients as part of a clinical trial. As part of this operation, we contract to maintain all the necessary paperwork and documentation to demonstrate the work was done in compliance with standards established by the applicable regulatory agency. In addition, the documentation would be used to support further IND filings and could be used as a component of a Biological License Application for approval to market the product.

          We have entered into new agreements and intend to enter into future contract manufacturing arrangements only to the extent the required work does not limit or interfere with our own clinical development programs.

License and Research Agreements

The Thomas Jefferson University License and Research Agreement

          We entered into a license agreement with Thomas Jefferson University for the AC Vaccine technology in November 1995. The TJU license is a perpetual royalty-bearing license for the rights to the AC Vaccine technology, and provides for certain payments upon the occurrence of certain milestones. As partial consideration, we paid $10,000 to TJU for the TJU license, $10,000 upon initiation of the first clinical trial, and $25,000 upon our receipt of approval from the FDA (or comparable international agency) to market products relating to the AC Vaccine technology (which payment was triggered by our receipt of that regulatory approval in Australia). We also issued to each of TJU and Dr. Berd, 229,121 shares of our common stock, representing 7.5% (15% in the aggregate) of our total outstanding voting securities at that time.

          In addition to the milestone payments we have already made to TJU, we are obligated to pay TJU $10,000 upon the first filing of a marketing application with the FDA (or comparable filing with a comparable international agency).

          We are presently obligated under the TJU license to spend a minimum of $500,000 per year on the development of the AC Vaccine technology until commercialized in the U.S. If we file for FDA approval of a company-sponsored marketing application for the right to market an AC Vaccine product, we may elect to spend less than $500,000 per year on the development of the AC Vaccine technology during the period of time the marketing application is under review by the FDA.

          In connection with the TJU license, we also entered into a Clinical Study and Research Agreement with TJU in 1995. Under the TJU license and the TJU research agreement, we agreed to provide TJU with minimum sponsored research funding relating to the development of additional immunotherapies based on the AC Vaccine technology. We renewed this agreement for a three-year period through November 2004. The research conducted by Dr. Berd and TJU under the TJU research agreement pertained to applications of the AC Vaccine technology beyond the core vaccine products we are developing.

          In 2004, we reached an agreement with TJU to terminate the TJU research agreement and all our obligations thereunder in exchange for a final payment by us to TJU of $300,000, half of which we paid in 2004. In April 2005, we paid the balance of $150,000 to TJU. We do not believe that the termination of the TJU research agreement has had any meaningful effect upon us or our ability to continue our AC Vaccine development efforts.

          In November 2004, Dr. Berd joined our staff as our Chief Medical Officer. Dr. Berd continues to be instrumental to our regulatory and development efforts for the AC Vaccine technology.

          We are also obligated to pay TJU royalties on our net sales revenue and a percentage of all revenues received from sublicenses relating to the AC Vaccine technology. We bear the expense of maintaining and defending the patents that are subject to the TJU license.

Research and Development Expense

          Our research and development activities focus primarily on clinical development and trials of our AC Vaccine technology for the treatment of melanoma, ovarian cancer, lung cancer and other cancers. Our clinical development program includes the development of techniques, procedures and tests that need to be developed as part of the manufacturing of our biological product so that the product can be evaluated and potentially approved by regulatory authorities.

          Our research and development expenses consist primarily of costs associated with the clinical trials of our product candidates, compensation and other expenses for research personnel, payments to collaborators under contract research agreements, costs for our consultants and compensation, materials, maintenance and supplies for the operation and maintenance of our biological clean room facilities, which are necessary for the production of materials to be used in clinical trials. All of these costs qualify as research and development expenses in accordance with the guidance included in Statement of Financial Accounting Standards No. 2 “Accounting for Research and Development Costs.”

          Manufacturing costs included in this category relate to the costs of developing, supporting and maintaining facilities and personnel that produce clinical samples in compliance with current Good Manufacturing Practices. Our facilities and the personnel maintained for manufacturing are currently at what we feel are the minimum required for compliance with cGMP. Based upon the current capacity of our facilities, our personnel and our current and future planned clinical trials, we have excess capacity for the production and testing of biological products. We use this excess capacity to generate cash in the form of contract manufacturing alliances. Because the incremental costs incurred to provide these services are not material or quantifiable, they are not presented separately.

          Contract manufacturing encompasses services we provide to other biotechnology or pharmaceutical companies that are pursuing the clinical development of biological products. The engagements generally consist of two components. The first component is process validation in which the contracting company provides information on its product and the processes and techniques used to produce the product. Procedures are developed, documented and cataloged for the cGMP production of the product using known and acceptable techniques, tests and materials. Small scale lots are produced, and techniques, feasibility of the production processes and tests validated. The end product of the first phase of an engagement is a pilot batch of product and the necessary production formulation and techniques to be used to file an IND with regulatory authorities for human clinical trials. The second phase of an engagement consists of the production of batches of product to be used in human clinical trials. The typical engagement results in production of small batches of product to be used in early stage (Phase I and II) clinical trials.

          In 2006, we incurred research and development expense of $4,244,268 compared to $3,534,948 in 2005, and $3,005,565 in 2004. For the first nine months of 2007, our research and development expenses increased to $3,402,404 from $3,162,049 for the same nine months in 2006. Research and development expenses were $51,054,172 for the period from inception through September 30, 2007. The majority of these costs relate to clinical research and development of the AC Vaccine technology. Our management estimates that greater than 90% of the periodic and cumulative research and development expenses incurred relate to our one major program, the AC Vaccine. At this time, due to the risks inherent in the clinical trial process, risks associated with the product and product characterization and risks associated with regulatory review and approval of clinical product candidates, we are unable to estimate with any certainty the costs we will incur in the continued development of our product candidates for commercialization.

Intellectual Property and Other Technology Protections

          Our success will depend in large part on our ability to:

•	Maintain and obtain patent and other proprietary protection for products, processes and uses of our products;
•	Defend patents;
•	Preserve trade secrets; and
•	Operate without infringing the patents and proprietary rights of third parties.

          We intend to seek appropriate patent protection for our proprietary technologies by filing patent applications when possible in the U.S. and selected other countries. In November 1995, we entered into an exclusive, worldwide license agreement with Thomas Jefferson University for all of its patents and pending patent applications relating to the AC Vaccine. Currently, five U.S. patents have been issued, all of which are subject to the TJU license. In addition, one European patent (EP1162996) has been granted and validated in France, Germany, Spain and the United Kingdom, and one European patent has been allowed by the European Patent Office (pending grant), both of which are subject to the TJU license. Also, three Australian patents (AU727316, AU757980 and AU785031) have been issued that are subject to this license. Several patent applications are currently pending in the U.S. and other jurisdictions. The following table summarizes the issued U.S. patents relating to the AC Vaccine:

Patent No.	Patent	Date Issued	Date Expires

6,248,585	Composition for preserving haptenized tumor cells for uses in vaccines	June 19, 2001	November 16, 2019

6,333,028	Methods of using haptenized ovarian carcinoma tumor cells	December 25, 2001	July 24, 2017

6,403,104	Hapten-conjugated mammalian cells and methods of making and using thereof	June 11, 2002	March 16, 2020

6,458,369	Composition comprising tumor cells and extracts and method of using thereof	October 1, 2002	May 4, 2019

          U.S. Patent No. 5,290,551, “Treatment of Melanoma with a Vaccine comprising Irradiated Autologous Melanoma Tumor Cells Conjugated to a Hapten,” was originally issued on March 1, 1994, and was placed in reissue. The reissue application was subsequently abandoned.

          These patents cover methods of making the vaccine, composition of matter, as well as therapeutic use. We intend to continue using our scientific expertise to pursue and file patent applications on new developments with respect to processes, methods and compositions to enhance our intellectual property position in the field of cancer treatment.

          Any patents or patent rights that we obtain may be circumvented, challenged or invalidated by our competitors. In addition, others may challenge that our products and processes specifically infringe their patents. On September 17, 1999, a complaint was filed against us in the U.S. District Court for the District of Maryland by Intracel Corporation. Intracel sought monetary damages and an injunction against the use of our autologous cell vaccine technologies. Intracel claimed that our technologies infringed their U.S. patent entitled “Active Specific Immunotherapy.” Intracel later withdrew their case.

          We also rely on trade secrets and proprietary know-how related to the production and testing of our products, especially when we do not believe that patent protection is appropriate or can be obtained. Our policy is to require each of our employees, consultants and advisors to execute a confidentiality and inventions agreement prohibiting the disclosure of our confidential information before they begin a relationship with us.

Manufacturing and Marketing

AC Vaccines - General

          Our AC Vaccine products under development are individualized therapies that are manufactured by first receiving tumors from a patient, treating those tumors to break them down to the basic cancer cell and creating a liquid vaccine using the cells as a raw material, then delivering the vaccine to the doctor’s office for administration to the patient. We believe that the key to success in developing and distributing individualized therapies relies upon a model employing central processing, so that manufacturing cell based products can be a standardized process that can benefit from economies of scale and efficient distribution. The basic model for the vaccine is “cells in-product out,” where the final product looks like a traditional mass-produced drug to the end-user, but is manufactured individually. We are not currently treating patients in the U.S. or Europe, other than on a compassionate use basis in certain European countries, because the AC Vaccine products have not yet been approved for treatment.

          We are in the process of revalidating our Philadelphia facility with the FDA for the purpose or re-establishing that facility as a current Good Manufacturing Practices facility in which our vaccines and other biologics can be produced. We anticipate completing this process by spring 2008.

Manufacturing the AC Vaccine

          Based upon re-engineering the manufacture of the vaccine technology, we no longer require regional manufacturing capabilities. We made a strategic decision in early 2003 to use our facility in Lyon, France as our primary facility for the production of our cell based therapies. The Lyon facility has been inspected by AFSSAPs (the French equivalent of the U.S. FDA) and has received the designation of “Etablissement Pharmaceutique” and more recently has obtained the designation “Etablissement Thérapies Gèniques et Cellulaires.” The Etablissement Pharmaceutique designation is required for the production of any commercial product to be sold in France and throughout Europe. The Etablissement Therapies Geniques et Cellulaires designation is required in France for the commercial production of cell and gene therapy products.

Other Foreign Markets for M-Vax

          During 2002, we entered into a distribution agreement with Ferrer Internacional, S.A. for the sales and marketing of the vaccine in certain territories in Europe, Latin America and Asia. With the assistance of Ferrer, we are investigating potential market opportunities to begin initiating sales of M-Vax in certain countries in Europe. The commercialization of M-Vax in one or more European countries will be subject to meeting certain requirements determined by each applicable regulatory agency.

Sources and Availability of Raw Materials

          We do not expect to encounter significant difficulties in obtaining raw materials for M-Vax, O-Vax, L-Vax or any of our other AC Vaccine products, because they consist primarily of a readily available chemical reagents and the patient’s own tumor cells. We administer the AC Vaccine with BCG. BCG is an approved product for other cancer indications and is being administered by other companies as a separate vaccine. There are several sources of BCG, each formulation of which differs based upon the original source of the product. If we are unable to continue to obtain the current strain of BCG used in our clinical trials, we may not be permitted by regulatory authorities to use another strain of BCG without conducting additional clinical studies with the new strain of BCG.

          For our Phase III registration trial for M-Vax, the six weekly doses of M-Vax administered with BCG will be followed by the patients receiving a course of low dose IL-2 administered subcutaneously. IL-2 is produced exclusively by Novartis AG. While IL-2 is not a raw material used in our vaccines, it is an important part of our current Phase III registration trial.

Competition

          We face substantial competition in the development of our products. Competition comes from other companies that are developing the same type of products as ours, as well as other companies that are developing different types of products that are designed for the same uses as our products. Competition also comes in the form of new product types or extension of existing product types that are being continuously researched and developed by scientists, government contractors and other companies. We expect that this competition will continue in both the U.S. and international markets.

          Cancer immunotherapies continue to evolve rapidly with new scientific breakthroughs that are expected to continue in the coming years with the evolution of new techniques and equipment. We are aware of a number of groups that are currently developing cancer immunotherapies that include academic institutions, government agencies and research institutions, early stage and developed bio-technology companies and pharmaceutical companies. For example, MEDAREX, in partnership with Bristol-Myers Squibb, launched two Phase III programs for the treatment of late stage melanoma patients with immunotherapy products. IDM Pharma has an ongoing Phase II clinical trial for a cell based therapeutic for the treatment of melanoma. Other companies that are developing immontherapies for the treatment of cancer include Dendreon Corporation, Opexa Therapeutics, Therion Biologics Corporation, Onyvax Ltd., Antigenics, Genitope Corporation, Cell Genesys Corporation, Biomira, Inc and Favrille, Inc. Vical Incorporated and Genta Incorporated both indicate that they have Phase III programs underway for melanoma. At the National Institute of Healths website, clinicaltrials.gov, there are 244 clinical studies listed for the treatment of melanoma.

          The Competition we face from these companies is in the areas of clinical trial site and patient recruitment, in establishing alliances with academic institutions and thought leaders, recruiting and retaining employees, hiring contractors to provide services in the execution of clinical studies and in establishing relationships with large bio-tech or pharmaceutical partners for joint development and collaboration relationships. Negative clinical studies by other immunotherapy companies as well as failures in later stage clinical trials in our key indications could also have a negative effect on our development efforts, the acceptance of our development plans or the future commercialization of our products.

Government Regulation

          The research, pre-clinical development, clinical trials, product manufacturing and marketing conducted by us or on our behalf are subject to regulation by the FDA in the U.S., AFSSAPs (the French equivalent of the U.S. FDA) in France, and similar health authorities in other foreign countries, as well as the European Medical Evaluations Agency (“EMEA”) which has broad oversight over most European Member States. Our proposed products and technologies also may be subject to certain other international, U. S. federal, state and local government regulations, including, the Federal Food, Drug and Cosmetic Act, Public Health Service Act, and their state, local and foreign counterparts.

          Generally, the steps required before a pharmaceutical or therapeutic biological agent may be marketed in the U.S. include: (i) pre-clinical laboratory tests, pre-clinical studies in animals, toxicity studies and formulation studies; (ii) the submission to the FDA of an IND for human clinical testing, that must become effective before human clinical trials commence; (iii) adequate and well-controlled human clinical trials to establish the safety and efficacy of the drug; (iv) the submission of a marketing application to the FDA; (v) approval of the manufacturing processes and controls; and (vi) FDA approval of the marketing application prior to any commercial sale or shipment of the drug.

          Pre-clinical studies include laboratory evaluation of the product, mostly conducted under Good Laboratory Practice regulations, and animal studies to assess the pharmacological activity and the potential safety and effectiveness of the drug. The results of the pre-clinical studies are submitted to the FDA in the IND. Unless the FDA objects to an IND, it becomes effective 30 days following submission and the clinical trial described in the IND may then begin.

          Clinical trials begin when a drug is approved for testing on humans. There are usually said to be three main phases of clinical trials that a drug must go through in the U.S. before the drug is approved to be manufactured and marketed to the public. These phases may involve testing of drugs in healthy human volunteers (Phase I) for assessment of safety, followed by tests of effectiveness and safety in patients with illnesses the drug is designed to treat (Phases II and III). In most instances, Phase III studies are the final group of studies that are conducted before a product can be approved by the FDA for commercial use. In the case of life-threatening illness, the study process and phases of clinical trials may be compressed and accelerated. In some cases, Phase II trials are deemed sufficient for market approval by the FDA or foreign regulatory authorities. Pivotal registration trials are large-scale Phase II or III trials, the data obtained from which are intended to be used to provide for the registration of a drug or product for market use.

          Every clinical trial must be conducted under the review and oversight of an institutional review board at each institution participating in the trial. The institutional review board evaluates, among other things, ethical factors, the safety of human subjects, and the possible liability of the institution. In addition, when a sponsor has more than one clinical site participating in a study, they typically establish a Data Safety Monitoring Board that has oversight responsibilities for the safe conduct of the clinical studies.

          The results of the pre-clinical and clinical trials are submitted to the FDA as part of an application to market the drug. The marketing application also includes information pertaining to the chemistry, formulation and manufacture of the drug and each component of the final product. The FDA review of a marketing application takes from one to two years on average to complete, though reviews of treatments for cancer and other life-threatening diseases may be accelerated. The process may take substantially longer, however, if the FDA has questions or concerns about a product. Following review, the FDA may ultimately decide that an application does not satisfy regulatory and statutory criteria for approval or that further information and testing is required. In some cases, the FDA may approve a product but require additional clinical tests following approval that are referred to as post marketing studies (i.e., Phase IV).

          In addition to obtaining FDA approval for each product, each domestic drug manufacturing facility must be registered with, and approved by the FDA. Domestic manufacturing facilities are subject to inspections by the FDA and must comply with current Good Manufacturing Practices. To supply products for use in the U.S., foreign manufacturing facilities also must comply with current Good Manufacturing Practices, and are subject to periodic inspection by the FDA or by comparable foreign regulatory agencies under reciprocal agreements with the FDA.

          If marketing approval of any of our products is granted, we must continue to comply with FDA requirements not only for manufacturing, but also for labeling, advertising, record keeping, and reporting to the FDA of adverse experiences and other information. In addition, we must comply with federal and state health care anti-kickback laws and other health care fraud and abuse laws that affect the marketing of pharmaceuticals. Failure to comply with applicable laws and regulations could subject us to administrative or judicial enforcement actions, including product seizures, injunctions, civil penalties, criminal prosecution, refusals to approve new products or withdrawal of existing approvals, as well as increased product liability exposure.

          The regulatory approval process for new drugs in France is substantially similar to the process described above for the U.S. Generally, the steps required before a pharmaceutical or therapeutic biological agent may be marketed in France include (i) pre-clinical laboratory tests, pre-clinical studies in animals, toxicity studies and formulation studies; (ii) the submission to AFSSAPs of an IND for human clinical testing, that must be approved before human clinical trials commence; (iii) adequate and well-controlled human clinical trials to establish the safety and efficacy of the drug; (iv) the submission of a marketing application to AFSSAPs; (v) approval of the manufacturing processes and controls; and (vi) AFSSAPs approval of the marketing application prior to any commercial sale or shipment of the drug.

          The primary difference between the U.S. and French regulatory processes is the evolution of the thinking of each regulatory agency to the application of the procedures described above, which were designed for traditional, mass-produced prescription drugs and similar procedures, to the regulation of autologous products, meaning those products, such as the AC Vaccine, whose origin is primarily from the patient with minimal manipulation.

          In 2002, AFSSAPs published the first regulations specific to the regulation of cell and gene therapies that are produced on an individual patient basis, which includes the AC Vaccine technology. These regulations differentiate these products from standard pharmaceutical products. We interpret that these regulations will evaluate cell and gene therapy products by the level and type of manipulation to the product. We believe that certain cellular products, including M-Vax, will be regulated differently from standard drugs. For these technologies, marketing approval will be authorized upon the satisfaction of two criteria. One of the requirements will be that the therapeutic is manufactured in a cGMP-compliant facility and manner. Secondly, the therapeutic will need to be able to demonstrate a reasonable claim for efficacy.

          Using the data generated in the studies conducted at Thomas Jefferson University as the basis for the efficacy claims of M-Vax, we submitted the equivalent of a Biologics License Application to the French authorities in March 2005 under their Cell and Gene Therapy Regulations. In preparing the submission, we utilized the format for the Common Technical Document (“CTD”) provided by the International Conference of Harmonization and adopted by the U.S., Europe and Japan. The purpose of the CTD is to harmonize the filing requirements for biologic products in the various regions. We received acknowledgement from AFSSAPs of receipt of our submission effective March 23, 2005. In February 2006, we received notification from AFSSAPs that additional clinical data will be necessary for approval of the product under these regulations. We are meeting with the agency to discuss the additional requirements, potential planned studies to obtain the information and to discuss our ability to make the vaccine available on a compassionate use basis while this data is being accumulated.

          For clinical investigation and marketing outside the U.S. and France, we also are subject to certain foreign regulatory requirements governing human clinical trials and marketing approval for drugs. The requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement vary widely for European countries both within and outside the European Union (“EU”). Normally, foreign marketing authorizations are applied for at a national level, although within the EU certain registration procedures are available to companies wishing to market their products in more than one EU member state. If any applicable regulatory authority is satisfied that adequate evidence of safety, quality and efficacy has been presented, a marketing authorization will be granted. The system for obtaining marketing authorizations within the EU registration system is a dual one in which certain products, such as biotechnology and high technology products and those containing new active substances, will have access to a central regulatory system that provides registration throughout the entire EU. Other products will be registered by national authorities in individual EU member states, operating on a principle of mutual recognition.

Employees

          As of September 30, 2007, we had 29 employees, consisting of 23 full-time employees at our subsidiary in France and 6 full-time employees in the U.S.

Description of Property

          We lease a pharmaceutical and gene therapy clinical manufacturing facility in Lyon, France. The facility consists of approximately 9,000 square feet, of which approximately 7,000 square feet are utilized for manufacturing development, including 3,000 square feet of clean rooms and 2,000 square feet for office space. Currently, the monthly rental on the facility is approximately $14,800. The lease is for a 9-year period through 2009 and is extendable for another 9-year period.

          We lease a facility in Philadelphia, Pennsylvania, which is used for our executive offices and is suitable for our clinical manufacturing activities. The facility consists of approximately 11,900 square feet, of which approximately 9,300 square feet are suitable for manufacturing development, while the remaining 2,600 square feet are used for office space. We have options for additional space. Currently, the monthly rental on the facility is approximately $16,625. The lease was recently extended for a 5-year period through January 2013 and is extendable for one additional five-year period.

          We believe that each of these properties is adequately covered by insurance.

Legal Proceedings

          In May 2007, we completed a private placement of securities to various institutional and accredited investors. The Company had previously entered into an engagement letter, as subsequently amended, with MDB Capital Group LLC in connection with the proposed capital raising engagement. MDB Capital has made a demand that we pay MDB Capital $195,000 in cash and issue MDB Capital warrants to purchase 2,080,000 shares of common stock of the company at an exercise price of $0.15 per share, all as compensation to MDB Capital under the engagement letter. We have conceded that we owe MDB Capital $15,000 in placement agent fees and a placement agent warrant to purchase 160,000 shares of common stock of the company at $0.15 per share under the engagement letter. We believe that MDB Capital had no role in identifying the other investors in the offering for which MDB Capital claims compensation, and thus have denied that we owe MDB Capital any additional cash compensation or placement agent warrants under the engagement letter. MDB Capital has indicated its intention to pursue binding arbitration of this dispute in accordance with the terms of the engagement letter, but has to date made no effort to pursue any arbitration of this matter.

          We are periodically involved in ordinary, routine litigation and administrative proceedings incidental to our business. As of the date of this report, there are no other pending or, to our knowledge, threatened material claims against us.

MANAGEMENT

Directors and Executive Officers

          Our executive officers and directors, as well as certain information about them, are as follows:

Name	Age	Position with the Company

John K. A. Prendergast, Ph.D.	52	Chairman of the Board and Director

Francois R. Martelet, MD	47	Chief Executive Officer, President and Director

Richard P. Rainey	41	Principal Accounting Officer

David Berd, M.D.	63	Chief Medical Officer

Edson D. de Castro	68	Director

Andrew W. Dahl, Sc.D.	63	Director

Carl Spana, Ph.D.	43	Director

          John K. A. Prendergast, Ph.D., has been a director of the company since July 1996. Dr. Prendergast has served as President and principal of Summercloud Bay, Inc., a biotechnology-consulting firm, since 1993. He is a co-founder or member of the board of directors of Avigen, Inc. and Palatin Technologies, Inc. From October 1991 through December 1996, Dr. Prendergast was a Managing Director of The Castle Group Ltd. Dr. Prendergast received his M.Sc. and Ph.D. from the University of New South Wales, Sydney, Australia and a C.S.S. in Administration and Management from Harvard University. In November 2003, Dr. Prendergast was named Chairman of the Board of the company.

          Francois R. Martelet, MD., was elected to the board of directors of the company, effective July 20, 2007, and was appointed as Chief Executive Officer and President of the company as of December 1, 2007. Dr. Martelet served as Vice-President and Global Franchise Head, Oncology at Merck & Co. from July 2005 through December 2006. From July 2003 through July 2005, Dr. Martelet was the Regional Pharma Head, Central & Eastern Europe, Middle East and Africa for Novartis Pharma, AG. Prior to that, Dr. Martelet served in various other senior officer positions within various units of Novartis Pharmaceutical, including leading the Oncology Business Units in Asia, Latin America, Central and Eastern Europe, the Middle East and Africa. Prior to joining Novartis, Dr. Martelet served in various oncology-related capacities with Schering-Plough International, Eli Lilly Corporation and F. Hoffman-la Roche, AG. Dr. Martelet is presently providing consulting services to clients in the life sciences and biotechnology industry. Dr. Martelet received a Doctorate in Medicine with distinction and a Pharmaceutical Marketing Master’s Degree in Business from Dijon University, France. He also holds a degree in Legal Medicine from R. Descartes University School of Medicine, Paris.

          Richard P. Rainey, C.P.A., is currently the Principal Accounting Officer of the company. Mr. Rainey recently entered into a new employment agreement with the company, effective as of December 31, 2007, under which he agreed to remain with the company as our Principal Accounting Officer until May 31, 2008. We do not anticipate that Mr. Rainey will continue in his current position with the company beyond May 31, 2008. Since joining the company in September 1998, Mr. Rainey has served in various positions, including Chief Executive Officer, President, and Chief Financial Officer until December 1, 2007, when he became Principal Accounting Officer. Mr. Rainey has also served as Vice President for Finance and Administration and Controller and as a director of the company from May 2007 until January 23, 2008. Prior to joining the company, Mr. Rainey was a partner with Rainey & Rainey, a certified public accounting firm that he founded in 1993. During that period, Rainey & Rainey provided accounting and consulting services to corporations with an emphasis in health care. From 1988 to 1993, Mr. Rainey was an associate with Ernst & Young, LLP specializing in auditing and consulting. Mr. Rainey received his B.S. in Accounting from Pennsylvania State University in 1988.

          David Berd, M.D., joined the company as Chief Medical Officer in November 2004. He has been Professor of Medicine at Thomas Jefferson University since 1984. Dr. Berd is the inventor of the AC Vaccine technology, and conducted all the clinical trials of the vaccine completed to date. He is the author of numerous published papers on the basic science and clinical testing of the vaccine. Dr. Berd is a board-certified medical oncologist, and received training at the University of Pennsylvania and Yale University School of Medicine.

          Edson D. de Castro has been a director of the company since October 1993. Since 1990, Mr. de Castro has been consulting for companies and participating as a member of certain Boards of Directors. Mr. de Castro was one of five co-founders of Data General Corporation in 1968 for which, from 1968 to 1989, he served as its President and Chief Executive Officer, and from 1989 to 1990, he served as its Chairman of the board of directors. From 1995 to 1997, Mr. de Castro was the Chief Executive Officer and Chairman of the board of directors of Xenometrix, Inc. Mr. de Castro was a founder and Executive Committee Member of the Massachusetts High Tech Council. Mr. de Castro is a Trustee of Boston University. Mr. de Castro received his B.S. in Electrical Engineering from the University of Lowell in 1960.

          Andrew W. Dahl, Sc.D., has been a director of the company since September 1999. Since May 2007, Dr. Dahl has served as Chief Innovation Officer of Fairview Health Services, a $2.5 Billion nonprofit health organization, that is a clinical arm of the University of Minnesota. From March 2005 to March 2007, Dr. Dahl served as the Vice President of Consumer Driven Health and Human Resources of Alegent Health, a nonprofit, multi-hospital and health system headquartered in Omaha, Nebraska. He served as President and CEO of Evolution Benefits, a Division of Evolution Health, LLC., from July 2000 through February 2005. From July 1994 through December 1999, Dr. Dahl served as the President and Chief Executive Officer of HealthNet, Inc. From July 1990 through March 1994, Dr. Dahl served as President and Chief Executive Officer of IVF America, Inc. (now known as IntegraMed America), where he was instrumental in taking the corporation public. Dr. Dahl also served as Executive Vice President and Chief Operating Officer of St. John Health and Hospital Corporation in Detroit, a university-affiliated medical center, and was Vice President for Development of the Hospital Corporation of America, Management Company. Dr. Dahl received his Sc.D. from The Johns Hopkins University and a M.P.A. from Cornell University. Dr. Dahl is also a fellow in the American College of Health Care Executives.

          Carl Spana, Ph.D., has been a director of the company since September 1995 and was our Interim President from August 1995 to June 15, 1996. Dr. Spana is a co-founder of Palatin Technologies, Inc. and has been its president and chief executive officer since June 2000. He has been a director of Palatin since June 1996 and has been a director of RhoMed Incorporated since July 1995. Dr. Spana has served Palatin in other executive capacities prior to June 2000. Dr. Spana was vice president of Paramount Capital Investments, LLC, a biotechnology and biopharmaceutical merchant banking firm, and of The Castle Group Ltd., a medical venture capital firm. Through his work at Paramount Capital Investments and Castle Group, Dr. Spana co-founded and acquired several private biotechnology firms. From July 1991 to June 1993, Dr. Spana was a Research Associate at Bristol-Myers Squibb, where he was involved in scientific research in the field of immunology. Dr. Spana received his Ph.D. in molecular biology from The Johns Hopkins University and his B.S. in biochemistry from Rutgers University.

Audit Committee, Financial Expert, Compensation Committee and Code of Ethics

          Our Audit Committee consists of our independent directors, Dr. Dahl, Mr. de Castro and Dr. Spana. Our board of directors has determined that Mr. de Castro and Dr. Spana qualify as “audit committee financial experts,” as defined by the rules of the Securities and Exchange Commission. Mr. de Castro and Dr. Spana, Dr. Dahl are independent within the meaning of Nasdaq Rule 4200(a)(15), which is the independence test utilized by the Board even though our common stock is no longer listed on Nasdaq.

          Our Compensation Committee consists of Mr. de Castro, Dr. Dahl and Dr. Spana.

          We adopted a Code of Ethics at a meeting of the board of directors held on June 14, 2005, which applies to our principal executive officer and principal financial officer.

Executive Compensation

          The following Summary Compensation Table sets forth the compensation earned by the persons serving as our chairman of the board, chief executive officer and the other named key employees (who were the only other employees who made in excess of $100,000 in 2007) (the “Named Officers”) for the last three fiscal years. We have no long-term incentive plans.

          Our Chairman of the Board, Dr. John Prendergast, is not an employee of the company. He has served as an independent director of the company since 1996. Due to our reduction in the executive staff in 2002, Dr. Prendergast, at the request of the board of directors, has assisted management in certain strategic initiatives and related matters since that time. The board of directors continues to view Dr. Prendergast as an independent director, but his compensation has significantly exceeded the customary fees for outside directors due to the services provided by Dr. Prendergast at the request of the Board. All extraordinary consulting fees paid to Dr. Prendergast have been approved by the other independent members of the Board. Effective December 1, 2003, the Board approved monthly compensation to Dr. Prendergast of $10,500, plus reimbursement of out-of-pocket expenses for consulting services provided by Dr. Prendergast to us, which will consist of not less than five days of service per calendar month.

Summary Compensation Table
Annual Compensation

Name and Principal Position	Year	Salary ($)	Bonus ($)	Option Awards ($)	All Other Compensation ($)	Total Compensation ($)

John K.A. Prendergast, Ph.D. –	2007	$—	$—	$22,071	$126,000	$148,071
Chairman of the Board [1]	2006	—	—	20,556	126,000	146,556

Francois R. Martelet, M.D. – President, CEO, Director [2]	2007	37,500	—	7,427	5,000	49,927

Richard P. Rainey, C.P.A. – Principal	2007	320,750	—	54,235	—	374,985
Accounting Officer [3]	2006	275,000	—	31,872	—	306,872

David Berd, M.D. –	2007	231,333	—	23,275	—	254,608
Chief Medical Officer [4]	2006	220,000	—	18,000	—	238,000

[1]

The other compensation shown for Dr. Prendergast consisted of $126,000 of additional compensation paid for the services rendered by Dr. Prendergast as a non-employee director of the Company for each of the years 2006 and 2007.

[2]

Option Awards includes the value of the 300,000 options granted to Dr. Martelet upon his appointment as director of the company, prior to his appointment as President and Chief Executive Officer. Dr. Martelet’s Other Compensation consists of the director fees he received for his service as director prior to his appointment as President and Chief Executive Officer. Dr. Martelet’s employment agreement provides for a base salary of $450,000 per year.

[3]

Amount shown does not include a $350,000 bonus paid to Mr. Rainey on January 23, 2008 for prior services in conjunction with his execution of a new employment agreement described below. Mr. Rainey’s current employment agreement provides for a base salary of $275,000 per year.

[4]	Dr. Berd’s employment commenced November 1, 2004, and his agreement provides for a minimum annual base salary of $180,000.

Outstanding Equity Awards at Fiscal Year-End

	Option Awards

Name and Principal Position	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date

Francois R. Martelet, M.D. –	—	7,130,288	0.09	12/01/14[1]
CEO, President and Director	75,000	225,000	0.18	7/20/17[2]

Richard P. Rainey, C.P.A. –	50,000	—	0.906	3/26/08[3]
President and Corporate Secretary	130,000	—	0.890	11/02/08[3]

	218,750	31,250	0.125	10/01/11[3]

	343,750	156,250	0.300	6/07/12[3]

	250,000	750,000	0.190	8/27/14[3]

Dr. David Berd – Chief	162,500	37,500	0.150	11/01/11[3]
Medical Officer	171,875	78,125	0.300	6/07/12[3]

	187,500	562,500	0.190	8/27/14[3]

[1]	Options expire seven years from the date of grant and vest yearly over a four-year period of continuing service as an employee, commencing December 1, 2008.
[2]	Options expire ten years from the date of grant and vest yearly over a four-year period of continuing service as an employee.
[3]	Options expire seven years from the date of grant and vest quarterly over a four-year period of continuing service as an employee.

Compensation of Directors

Director Compensation

Name and Principal Position	Fees earned or paid in cash ($)	Option Awards ($)	All Other Compensation ($)	Total Compensation ($)

John K.A. Prendergast, Ph.D. – Chairman of the Board[1]	$—	$22,071	$126,000	$163,500

Francois R. Martelet, M.D. – CEO, President and Board of Directors[2]	5,000	—	—	5,000

Carl Spana, Ph.D. – Board of Directors[3]	16,750	6,102	—	46,750

Andy Dahl, Sc. D – Board of Directors[4]	16,000	3,354	—	46,000

Edson deCastro – Board of Directors[5]	16,000	3,354	—	46,000

(1)	As of December 31, 2007, Dr. Prendergast had 593,101 option awards outstanding.
(2)	Amounts shown reflect Dr. Martelet’s compensation prior to his appointment as CEO and President. As of December 31, 2007, Dr. Martelet had 7,430,288 option awards outstanding.
(3)	As of December 31, 2007, Dr. Spana had 160,000 option awards outstanding.
(4)	As of December 31, 2007, Dr. Dahl had 110,000 option awards outstanding.
(5)	As of December 31, 2007, Mr. deCastro had 110,000 option awards outstanding.

          In 2007, we had two in-person Board meetings, one in-person committee meeting, and thirteen telephonic Board or committee meetings.

          Effective January 1, 2006, the Compensation Committee of the Board of Directors approved the following cash compensation for non-employee directors, which compensation will not be paid to Dr. Prendergast for so long as he is separately compensated for the additional services he is providing to the company as our Chairman of the Board:

Non-Employee Director Compensation

Cash Compensation

In-Person Board Meeting	$5,000
Telephonic Board Meeting	750 per hour up to a maximum of 2,000
In-Person Committee Meeting	1,000
Telephonic Committee Meeting	750
Audit Committee Chairman	6,000 per year
Compensation Committee Chairman	3,000 per year

          In conjunction with the addition of Dr. Martelet to the Board of Directors, he was issued options to purchase 300,000 shares of common stock. At that time, the other members of the Board of Directors determined that options to purchase 300,000 shares of common stock was a fair annual grant to the other independent members of the Board, as described above.

          See “Executive Compensation” above for a description of certain compensation paid to Dr. Prendergast 2006 and 2007 and stock options awarded to Dr. Prendergast for additional services provided by Dr. Prendergast to us, at the request of our board of directors.

Employment Agreements

          Dr. Francois R. Martelet. Pursuant to the terms of Dr. Martelet’s employment agreement, as amended, he will serve as our President and Chief Executive Officer for a term commencing December 1, 2007, and ending on December 1, 2010. If Dr. Martelet’s employment is terminated for any reason, he will also be required to resign from his current position as member of the Board of Directors.

          The terms of the employment agreement provide that Dr. Martelet will receive an annual base salary of $450,000, subject to yearly review for increase. Additionally, Dr. Martelet is entitled to participate in our annual discretionary bonus program. Under the discretionary bonus program, Dr. Martelet is eligible to receive up to 50% of his then current base salary based on milestones to be mutually agreed on between the Compensation Committee and Dr. Martelet. Dr. Martelet is guaranteed a minimum bonus of 30% of the base salary for his first year of employment. Dr. Martelet is also eligible for cash performance bonuses upon attainment of certain pre-determined milestones based on market capitalization met within the first 42 months of employment.

          In conjunction with Dr. Martelet’s initial employment, the Board of Directors awarded Dr. Martelet options to purchase common stock in an amount equal to 5% of the outstanding shares of common stock of the company (“Equity Grant A”). Dr. Martelet was awarded options to purchase 1,000,000 shares of common stock under the company’s 2006 Equity Incentive Plan and inducement stock options to purchase 6,130,288 shares of common stock outside of the 2006 Equity Incentive Plan. The options vest in four equal annual installments on each of the first four anniversaries of the effective date of the employment agreement, have an option exercise price per share of $0.09, and expire on December 1, 2014.

          If at any time prior to December 1, 2008, our valuation reaches or exceeds $75,000,000 (as calculated in accordance with the employment agreement) for a period of 30 consecutive days, we will grant to Dr. Martelet additional equity grants pursuant to the equity plan then in effect (“Equity Grant B”). Equity Grant B will be issued as a combination of stock options and restricted stock units pursuant to the same terms and conditions as set forth above for the initial stock option grant, except that options will be granted at the fair market value of the common stock on the effective date of Equity Grant B. The amount of shares comprising Equity Grant B will be determined using the following formula; provided however, that if it the formula calculates Equity Grant B to be equal to 0 or a negative number of shares, the number of shares to be issued as Equity Grant B shall be determined by the compensation committee of the Board: Equity Grant B = (0.035 x common outstanding shares) – 7,130,288 options under Equity Grant A. For purposes of this formula, common outstanding shares is defined as the number of shares of common stock outstanding as of the date of determination plus the number of shares of common stock as to which any shares of preferred stock are then convertible.

          Dr. Martelet is also entitled to additional stock options and restricted stock grants at the sole discretion of the Board of Directors.

          The employment agreement provides for the accelerated vesting of the options (both Equity Grant A and Equity Grant B) if there is a change in control of the company or he is terminated for certain reasons specified in the employment agreement.

          Pursuant to the employment agreement, Dr. Martelet’s employment will terminate upon the occurrence of any of the following: (i) the expiration of the employment period, unless the company and Dr. Martelet agree to extend the term or otherwise continue Dr. Martelet’s employment on mutually agreeable terms, (ii) at the election of the company for cause, immediately upon written notice by the company to Dr. Martelet, which notice of termination will have been approved by a majority of the Board, (iii) immediately upon death or disability, (iv) at the election of Dr. Martelet, for good reason, immediately upon written notice of not less than 60 days, (v) at our election, upon or within 12 months following a change in control, or at the election of Dr. Martelet for good reason upon or within 12 months following a change in control, immediately upon written notice of termination, or (vi) at the election of the company or Dr. Martelet, upon written notice of termination.

          If we elect to terminate Dr. Martelet’s employment, other than for cause, or within 60 days prior to the expiration of the employment agreement, the company and Dr. Martelet fail to agree to extend the employment agreement or otherwise reach a mutually acceptable agreement to continue Dr. Martelet’s employment, we will pay to Dr. Martelet the salary in effect on the date of termination for a 20 month period following the date of termination, plus medical and dental benefits and any pro rata portion of any non-discretionary bonus.

          If we terminate Dr. Martelet’s employment for cause or Dr. Martelet elects to terminate employment, other than for good reason, no severance or benefits will be paid, and Dr. Martelet will be entitled only to receive payment of earned but unpaid salary, and accrued vacation, as of the date of termination.

          If Dr. Martelet terminates employment for good reason, other than following a change in control, we will pay Dr. Martelet’s then current salary for a 20 month period following the date of termination, plus medical and dental benefits and the pro rata portion of any non-discretionary bonus earned.

          If we terminate the employment relationship upon or following a change in control, or if Dr. Martelet terminates employment for good reason upon or following a change in control, we will pay the then current annual salary in a lump sum amount, calculated at two times the annual salary, plus medical and dental care benefits and any pro rata portion of any non-discretionary bonus.

          If, prior to the expiration of the employment period, Dr. Martelet’s employment is terminated by death or disability, we will pay to Dr. Martelet, the then current base salary for a 20 month period in the case of death, and a six month period in the case of disability, following the date of termination, plus medical and dental benefits and any pro rata portion of any non-discretionary bonus.

          Dr. Martelet has agreed that during the employment period and after the termination of employment, for any reason, Dr. Martelet will not render services of any nature, directly or indirectly, to any competing organization in connection with any competing product within any geographical territory as the company and the competing organization are or would be in actual competition, for a period of 20 months, commencing on the date of termination. Additionally, Dr. Martelet has agreed that he will not, during his employment and for a period of 20 months commencing on the date of termination, directly or indirectly employ, solicit for employment, or advise or recommend to any other person that they employ or solicit for employment, any person whom he knows to be an employee of the company or any parent, subsidiary or affiliate of the company.

          Richard P. Rainey. On January 23, 2008, we entered into and executed a new employment agreement with Mr. Rainey, effective as of December 1, 2007, which sets forth the terms of Mr. Rainey’s continued employment with us through May 31, 2008. The new agreement supersedes the previous employment agreement between us and Mr. Rainey dated as of April 1, 2004, as amended by a letter agreement dated October 2, 2007, except as set forth in the new agreement. Upon execution of the new agreement, Mr. Rainey received a bonus payment of $350,000 for prior services rendered.

          The new agreement provides that Mr. Rainey will continue in employment with the company until May 31, 2008, in the capacity of Principal Accounting Officer. Under the terms of the new agreement, Mr. Rainey receives a base salary of $275,000 per year. The new agreement also provides that Mr. Rainey will receive a severance payment of $350,000, payable in 12 monthly installments, if (i) Mr. Rainey’s employment is terminated without Cause, as defined below, (ii) upon Mr. Rainey’s death or disability, (iii) after Achievement of the Milestones, as defined below, (iv) due to Mr. Rainey’s resignation for Good Reason, as defined below, or (v) upon the expiration of the employment term on May 31, 2008. The new agreement also provides that the exercise date for all stock options held by Mr. Rainey is extended 18 months from the termination date of Mr. Rainey’s employment with us and that all such stock options will thereupon be accelerated and fully vested as of the termination date, if the agreement is terminated in a manner that triggers the severance payment described in the preceding sentence. We may terminate Mr. Rainey for Cause or without Cause, Mr. Rainey may terminate his employment for Good Reason, or no reason, and Mr. Rainey’s employment will terminate at the end of the term of the employment term on May 31, 2008, unless earlier terminated.

          For purposes of the agreement, “Cause” for termination means (a) Mr. Rainey’s material breach of, or habitual neglect or failure to perform the material duties which he is required to perform under the terms of the agreement; the willful or intentional failure to follow the reasonable directives or policies established by us; or engaging in conduct that is materially detrimental to our interests such that we sustain a material loss or injury as a result thereof, provided that the breach or failure of performance by the Mr. Rainey has not been cured by Mr. Rainey within 30 days after he shall have received written notice from us stating with reasonable specificity the nature of such conduct; (b) Mr. Rainey’s conviction or entry of nolo contendere to any felony or a crime involving moral turpitude, fraud or embezzlement of our property; or (c) Mr. Rainey’s material breach of his duties under the agreement. For purposes of the agreement, “Good Reason” means, without Mr. Rainey’s written consent, (a) the assignment to Mr. Rainey of duties inconsistent in any material respect with the duties of a Principal Accounting Officer; or (b) a material reduction in his base salary or other benefits. For purposes of the agreement, “Achievement of the Milestones,” means the filing by the company of its Annual Report on Form 10-KSB for the year ended December 31, 2007, and the filing and effectiveness of a registration for a primary offering of securities by us, in each instance, with the participation of Mr. Rainey in his capacity as Principal Accounting Officer.

          The employment agreement also contains a nondisclosure agreement, a 12-month covenant not to compete, and a 12- month non-solicitation agreement.

          Dr. David Berd. Effective November 1, 2004, we entered into an employment letter (the “Employment Letter”) with Dr. David Berd, under which Dr. Berd was named the company’s Chief Medical Officer. Dr. Berd is the inventor of the AC Vaccine technology that we license from Thomas Jefferson University. Dr. Berd has worked closely with us as a tenured professor at Thomas Jefferson University and a consultant to us during the 10 year period in which we have had the AC Vaccine in development. Dr. Berd’s initial employment term with was for six months, running through April 30, 2005. This has been repeatedly extended, most recently to October 31, 2007.

          Under the terms of the Employment Letter, Dr. Berd receives a current annual base salary of $180,000 per year, payable pro rata for any partial calendar year for which we employ Dr. Berd. Pursuant to the Employment Letter, Dr. Berd was granted an option under the company’s 2001 Stock Option Plan to purchase 200,000 shares of common stock exercisable for seven years at an exercise price equal to $0.22 per share, which was the market value of the common stock as of the effective date of the Employment Letter. The option vests at the rate of 25% per quarter until the first anniversary of the effective date.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

          On April 13, 2007, we completed a private financing in the aggregate principal amount of $10,007,500 at a price of $0.125 per share with various institution and individual investors in reliance upon the exemption from registration in Section 4(2) of the Securities Act of 1933. We issued 80,060,000 shares of our common stock and associated warrants to purchase an additional 80,060,000 shares of common stock at an exercise price of $0.15 per share.

          A partnership in which Mr. Rainey, our then President and CEO, is a 50% partner and Mr. Rainey’s brother is the other 50% partner, purchased $50,000 of common stock and related warrants to purchase common stock in the April 2007 offering. John K.A. Prendergast, Carl Spana and Andrew Dahl, directors of the company also purchased $50,000, $20,000 and $20,000, respectively, of common stock and associated warrants to purchase common stock, in this offering. The board of directors approved the participation of Dr. Prendergast, Mr. Spana, Dr. Dahl and Mr. Rainey in the private placement.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

          The following table sets forth, as of December 31, 2007, certain information regarding the beneficial ownership of the common stock (i) by each person known by us to be the beneficial owner of more than five percent of the outstanding shares of the common stock, (ii) by each of our Named Executive Officers (as defined herein) and directors and (iii) by all our executive officers and directors as a group.

Name and Address of Beneficial Owner	Title of Stock	Amount and Nature of Beneficial Ownership	Percentage of Class Beneficially Owned (1)

Named Officers and Directors (2)
Francois R. Martelet, M.D.	Common Stock	150,000	*
Richard P. Rainey, C.P.A. (3)	Common Stock	3,878,604	2.68%
Edson D. de Castro (4)	Common Stock	245,000	*
Andrew W. Dahl, Sc.D. (5)	Common Stock	565,000	*
John K.A. Prendergast, Ph.D. (6)	Common Stock	1,908,736	1.33
Carl Spana, Ph.D. (7)	Common Stock	844,292	*
David Berd, M.D.(8)	Common Stock	629,121	*

All executive officers and directors as a group (7 persons) (9)	Common Stock	7,595,382	5.23

5% Stockholders
Carmignac Innovation Shares(10) c/o Natexis Banques Populaire 45 rue Saint Dominique 75007 Paris	Common Stock	16,000,000	10.62

Park Place Columbia LTD(11) Chancery Hall, 52 Reid Street Hamilton HM 12 Bermuda	Common Stock	13,405,616	9.02

Aqua RIMCO LTD(12) 1-5-8 Nishi-Shimbashi Minato-Ku Tokyo, Japan 105-0003	Common Stock	9,558,937	6.60

Firebird Global Master Fund, Ltd. (13) c/o Citco Fund Services (Cayman Islands) Limited Regatta Office Park, West Bay Road P.O. Box 31106 SMB Grand Cayman, Cayman Islands	Common Stock	52,021,167	31.07

Yoshinori Shirono(14) Ebisu Prime Square, 1-1-39 Hiroo Shibuya-Ku Tokyo, Japan 150-0012	Common Stock	9,558,823	6.60

BioCentive (15) c/o Winchester Global Trust Co PO Box HM 3396 Hamilton HM PX Bermuda	Common Stock	24,800,000	18.11

JFE Hottinger & Affiliates (16) Hottingerstrasse 21 CH-8032 Zurich Switzerland	Common Stock	31,502,199	20.14

*Represents less than 1%.

(1)

The percentage of common stock beneficially owned is determined by adding the number of shares of common stock outstanding 142,605,753 as of December 31, 2007, to the number of shares issuable upon conversion of the Series C preferred stock, 1,030,756 as of December 31, 2007, plus, for each beneficial owner or group, any shares of common stock that owner or group has the right to acquire within 60 days after December 31, 2007, pursuant to options or warrants.

(2)	The address of the named individuals is c/o AVAX Technologies, Inc., 2000 Hamilton Street, Suite 204, Philadelphia, Pennsylvania 19130.
(3)

Includes 867,500 shares of common stock that Mr. Rainey may acquire within 60 days upon exercise of options held by Mr. Rainey and also includes 393,504 shares and 384,600 warrants owned by a partnership in which Mr. Rainey holds a 50% interest.

(4)	Represents shares of common stock that Mr. de Castro may acquire within 60 days upon the exercise of options held by Mr. de Castro.
(5)	Includes 245,000 shares of common stock that Dr. Dahl may acquire within 60 days upon the exercise of options held by Dr. Dahl.
(6)

Includes 223,101 shares of common stock that Dr. Prendergast may acquire within 60 days upon exercise of options held by Dr. Prendergast and also includes 261,748 shares and 192,300 warrants owned by Dr. Prendergast.

(7)	Includes 376,250 shares of common stock that Dr. Spana may acquire within 60 days upon the exercise of options held by Dr. Spana.
(8)	Includes 400,000 shares of common stock that Dr. Berd may acquire within 60 days upon the exercise of options held by Dr. Berd.
(9)	Consists only of directors and Richard P. Rainey, the sole executive officer of the company as of the date of this proxy statement.
(10)	Includes 8,000,000 warrants to purchase common stock owned by Carmignac Gestion
(11)	Includes 6,067,600 warrants to purchase common stock owned by Park Place Columbia LTD.
(12)	Includes 2,205,908 warrants to purchase common stock owned by Aqua RIMCO LTD.
(13)	Includes 24,800,000 warrants to purchase common stock owned by Firebird Global Master Fund, Ltd.
(14)	Includes 2,205,882 warrants to purchase common stock owned by Yoshinori Shirono.
(15)	Includes 14,200,000 warrants to purchase common stock owned by BioCentive Limited.
(16)	Includes 13,796,690 warrants to purchase common stock owned by JFE Hottinger & Affiliates.

Equity Compensation Plan Information

          The following table sets forth as of December 31, 2007, (a) the number of securities to be issued upon exercise of outstanding options, warrants and rights, (b) the weighted average exercise price of outstanding options, warrants and rights and (c) the number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)).

	(a)	(b)	(c)
Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))

Equity compensation plans approved by security holders	8,048,250	$0.27	2,107,144

Equity compensation plans not approved by security holders	13,275,528	0.27	—

Total	21,323,778		2,107,144

          The warrants and options issued without stockholder approval include: (1) warrants to purchase 288,450 shares of common stock at an exercise price of $0.143 per share issued to a broker in connection with the company’s 2003 bridge financing, which expire on December 1, 2008; (2) warrants to purchase 566,667 shares of common stock at an exercise price of $0.33 per share issued to a broker in connection with the company’s 2004 private placement of securities, which expire on May 10, 2009; (3) warrants to purchase 2,287,293 shares of common stock at an exercise price of $0.33 per share issued to two brokers in connection with the company’s 2005 private placement of securities, which expire on May 10, 2009; (4) warrants to purchase 300,000 shares of common stock at an exercise price of $0.14 per share issued to two individuals for certain financial advisory services, which expire on December 16, 2009; (5) warrants to purchase 270,000 shares of common stock at an exercise price of $0.35 per share issued to two individuals for advisory services, which expire on October 31, 2012; and (6) warrants to purchase 6,270,400 shares of common stock at an exercise price of $0.15 per share issued to three brokers in connection with the company’s 2007 private placement of securities.

          The warrants and options issued without stockholder approval also include 100,000 options to acquire common stock issued to current and former directors outside of the company’s stock option plans, which options were granted in conjunction with services (including extraordinary levels of services) provided by those directors to the company. Those options expire on November 2, 2008, and have option exercise prices of $0.89 per share.

          The warrants and options issued without stockholder approval also includes 500,000 options issued to Richard Rainey, our then President and CEO, and 275,000 options issued to John Prendergast, our Chairman, which both have an exercise price of $0.30 and expire on June 7, 2012. See Note 4 of the Notes to Financial Statements for information concerning the material terms of equity compensation plans pursuant to which the foregoing options and warrants have been issued. These options were subsequently approved by shareholders at the 2006 annual meeting of stockholders.

          The warrants and options issued without stockholder approval also include 6,130,288 options issued to Dr. Francois Martelet, our current President and CEO, which have an exercise price of $0.09 and expire on December 1, 2014. These options were granted to Dr. Martelet in conjunction with his appointment to President and CEO of the company.

SHARES ELIGIBLE FOR FUTURE SALES

          After this offering, we will have outstanding 392,605,753 shares of common stock (based on shares outstanding as of December 31, 2007, and assuming all 250,000,000 shares are issued in this offering). Of these shares, an aggregate of 301,090,908 shares, including the shares to be sold in this offering, will be freely tradable without restriction under the Securities Act, except for any shares purchased by one of our “affiliates” as defined in Rule 144 under the Securities Act. At the conclusion of this offering, a total of 91,814,845 shares will be “restricted securities” within the meaning of Rule 144 under the Securities Act. Of these 91,814,845 restricted shares, however, 80,060,000 are subject to certain registration rights granted by the company, as described below. Except as noted in the preceding sentence, the restricted securities generally may not be sold unless they are registered under the Securities Act or are sold pursuant to an exemption from registration, such as the exemption provided by Rule 144 under the Securities Act.

          We have filed one registration statement on Form S-8, which is effective, to register shares of common stock reserved for issuance under our stock option plans. Shares issued under the plan may be sold in the open market, subject in the case of certain holders, to the Rule 144 limitations applicable to affiliates, and vesting restrictions imposed by us. As of December 31, 2007, there were 8,048,250 shares subject to options outstanding under the plans.

          On April 13, 2007, we closed a private placement of 80,060,000 shares of common stock at a purchase price of $0.125 per share with 25 accredited or institutional investors. We received gross proceeds of $10,007,500. In connection with the private placement, we also issued to the investors warrants to purchase 80,060,000 shares of common stock at a warrant exercise price of $0.15 per share. In the securities purchase agreement relating to that offering, we agreed to use our reasonable best efforts to file a registration statement with the SEC to register the securities issued in that offering for reoffer and resale by the investors. At this time, we have not filed that registration statement. As of the date of this prospectus, no investor in that offering has requested that we take steps to register their shares or warrants for reoffer or resale.

PLAN OF DISTRIBUTION

          We may sell securities pursuant to this prospectus in or outside the U.S. (a) through underwriters or dealers, (b) through agents or (c) in private sales directly to one or more purchasers. The prospectus supplement relating to any offering of securities will include the following information:

•	the terms of the offering;

•	the names of any underwriters, and respective amounts underwritten;

•	the names of any dealers or agents;

•	the name or names of any managing underwriter or underwriters;

•	the purchase price of the securities purchased from us;

•	the net proceeds to us from the sale of the securities;

•	any delayed delivery arrangements;

•	any underwriting discounts, commissions and other items constituting underwriters’ compensation;

•	any initial public offering price;

•	any discounts or concessions allowed or reallowed or paid to dealers; and

•	any commissions paid to agents.

Sale Through Underwriters or Dealers

          If we use underwriters in the sale, the underwriters will acquire the securities for their own account. The underwriters may resell the securities from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price at varying prices determined at the time of sale. Underwriters may offer securities to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. Unless we inform you otherwise in the prospectus supplement, the obligations of the underwriters to purchase the securities will be subject to certain conditions, and the underwriters will be obligated to purchase all the offered securities if they purchase any of them. The underwriters may change from time to time any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers.

          During and after an offering through underwriters, the underwriters may purchase and sell the securities in the open market. These transactions may include stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934.

          Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

          Over-allotment transactions involve sales by the underwriters of securities in excess of the number of securities the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of securities over-allotted by the underwriters is not greater than the number of securities that they may purchase in the over-allotment option. In a naked short position, the number of securities involved is greater than the number of securities in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option or purchasing securities in the open market.

          Syndicate covering transactions involve purchases of the securities in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of securities to close out the short position, the underwriters will consider, among other things, the price of securities available for purchase in the open market as compared to the price at which they may purchase securities through the over-allotment option. If the underwriters sell more securities than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying securities in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the securities in the open market after pricing that could adversely affect investors who purchase in the offering.

          Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

          These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of the offered securities or preventing or retarding a decline in the market price of the offered securities. As a result, the price of the offered securities may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the Nasdaq Global Market or otherwise and, if commenced, may be discontinued at any time.

          If we use dealers in the sale of securities, the securities will be sold directly to them as principals. They may then resell those securities to the public at varying prices determined by the dealers at the time of resale.

Direct Sales and Sales Through Agents

          We may sell the securities directly. In this case, no underwriters or agents would be involved. We may sell securities upon the exercise of rights that we may issue to our security holders. We may also sell the securities directly to institutional investors or others who may be deemed to be underwriters within the meaning of the Securities Act of 1933 with respect to any resale of those securities.

          We may sell the securities through agents we designate from time to time. Unless we inform you otherwise in the prospectus supplement, any agent will agree to use its reasonable best efforts to solicit purchases for the period of its appointment.

General Information

          We may have agreements with the agents, dealers and underwriters to indemnify them against certain civil liabilities, including liabilities under the Securities Act of 1933, or to contribute with respect to payments that the agents, dealers on underwriters may be required to make. Agents, dealers and underwriters may be customers of, engage in transactions with, or perform services for us in the ordinary course of their business.

DESCRIPTION OF CAPITAL STOCK

          We are authorized to issue up to 500,000,000 shares of our common stock, par value $.004 per share, and 5,000,000 shares of our preferred stock, par value, $.01 per share. As of December 31, 2007, 141,574,997 shares of common stock and 33,500 shares of Series C Preferred Stock were issued and outstanding.

Common Stock

          Each holder of our common stock is entitled to one vote for each share held of record. There is no right to cumulative voting of shares for the election of directors. The shares of common stock are not entitled to preemptive rights and are not subject to redemption or assessment. Each share of common stock is entitled to share ratably in distributions to stockholders and to receive ratably such dividends as may be declared by the board of directors out of funds legally available therefor. Upon our liquidation, dissolution or winding up, the holders of common stock are entitled to receive, pro-rata, our assets which are legally available for distribution to stockholders. The issued and outstanding shares of common stock are validly issued, fully paid and non-assessable.

Preferred Stock

          We are authorized to issue up to 5,000,000 shares of preferred stock, par value $.01 per share. Our preferred stock can be issued in one or more series as may be determined from time-to-time by the board of directors. In establishing a series the board of directors shall give to it a distinctive designation so as to distinguish it from the shares of all other series and classes, shall fix the number of shares in such series, and the preferences, rights and restrictions thereof. All shares of any one series shall be alike in every particular. The board of directors has the authority, without stockholder approval, to fix the rights, preferences, privileges and restrictions of any series of preferred stock including, without limitation: (a) the rate of distribution, (b) the price at and the terms and conditions on which shares shall be redeemed, (c) the amount payable upon shares for distributions of any kind, (d) the terms and conditions on which shares may be converted if the shares of any series are issued with the privilege of conversion and (e) voting rights except as limited by law.

          Although we currently do not have any plans to issue additional shares of preferred stock or to designate a new series of preferred stock, there can be no assurance that we will not do so in the future. As a result, we could authorize the issuance of a series of preferred stock which would grant to holders preferred rights to our assets upon liquidation, the right to receive dividend coupons before dividends would be declared to holders of common stock, and the right to the redemption of such shares, together with a premium, prior to the redemption to common stock. Our current stockholders have no redemption rights. In addition, the Board could issue large blocks of voting stock to fend off unwanted tender offers or hostile takeovers without further stockholder approval.

Series A Preferred Stock

          At one time, we had designated and issued shares of Series A Preferred Stock, par value $.01 per share. Pursuant to an automatic conversion provision in the Certificate of Designations therefor, all outstanding shares of Series A Preferred Stock were converted into shares of common stock effective June 1996. Thereafter, the Series A Preferred Stock was eliminated pursuant to a Certificate of Elimination filed by us.

Series B Preferred Stock

          At one time, we had designated and issued shares of Series B Preferred Stock, par value $.01 per share. Pursuant to an automatic conversion provision in the Certificate of Designations therefor, all outstanding shares of Series B Preferred Stock were converted into shares of common stock in March 2000. Thereafter, the Series B Preferred Stock was eliminated pursuant to a Certificate of Elimination filed by us.

Series C Preferred Stock

          Our board of directors has authorized the issuance of up to 120,000, of which 33,500 are outstanding, shares of Series C Preferred Stock, par value $.01 per share, the rights, preferences and characteristics which include a liquidation preference in the amount of $100 per share (cumulative preference amount of $3,350,000) in the event of: (1) a liquidation, (2) if we cease to exist as a result of a merger in which we are not the surviving corporation, or (3) if one person or entity acquires more than 50% of the voting power of our company.

Dividends

          The holders of Series C Preferred Stock are entitled to receive dividends as, when and if declared by our board of directors out of funds legally available therefor. If we declare a dividend or distribution on the common stock, the holders of the Series C Preferred Stock will be entitled to receive for each share of Series C Preferred Stock a dividend or distribution in the amount of the dividend or distribution that would be received by a holder of Common Stock into which each share of Series C Preferred Stock is convertible on the record day of the dividend or distribution. We do not intend to pay cash dividends on the Series C Preferred Stock or the underlying common stock for the foreseeable future.

Conversion

          Each share of Series C Preferred Stock is convertible, in whole or part, at the option of the holder at any time after the initial issuance date into 30.76923 shares of common stock based upon an initial conversion price of $3.25 per share of common stock (the Initial Conversion Price). The conversion price is subject to adjustment upon the occurrence of certain mergers, reorganizations, consolidations, reclassifications, stock dividends or stock splits which will result in an increase or decrease in the number of shares of common stock outstanding.

Mandatory Conversion

          We have the right at any time to cause the Series C Preferred Stock to be converted in whole or in part, on a pro rata basis, into shares of common stock if the common stock is then listed on the Nasdaq National Market System and the closing price of the common stock exceeds 300% of the then applicable conversion price for at least 20 trading days in any 30 consecutive trading day period.

Liquidation

          Upon (i) our liquidation, dissolution or winding up, whether voluntary or involuntary, (ii) a sale or other disposition of all or substantially all of our assets or (iii) merger or consolidation (a Merger Transaction) in which we are not the surviving entity and shares of common stock consisting in excess of 50% of the voting power of our company are exchanged (subparagraphs (i), (ii) and (iii) being collectively referred to as a Liquidation Event), after payment or provision for payment of the debts and other liabilities, the holders of the Series C Preferred Stock then outstanding will first be entitled to receive, pro rata (on the basis of the number of shares of the preferred stock then outstanding), and in preference to the holders of the common stock and any other series of junior stock, an amount per share equal to $100.00 plus accrued but unpaid dividends, if any (the Liquidating Payment); provided, however, that in the case of a Merger Transaction, such $100.00 per share may be paid in cash and/or securities of the surviving entity in such Merger Transaction. In the case of any Liquidation Event, after payment to the holders of the Series C Preferred Stock of the Liquidating Payment, each share of Series C Preferred Stock then outstanding will be converted into the kind and amount of shares of stock or other consideration receivable in connection with such transaction by a holder of the number of shares of common stock into which such share of Series C Preferred Stock could have been converted immediately prior to such transaction.

Voting Rights

          The holders of the Series C Preferred Stock have the right at all meetings of stockholders to the number of votes equal to the number of shares of common stock issuable upon conversion of the Series C Preferred Stock at the record date for determination of the stockholders entitled to vote. So long as 25% of the shares of Series C Preferred Stock initially issued remain outstanding, the holders of 66.67% of the Series C Preferred Stock are entitled to approve (i) any amendment to the Certificate of Incorporation or our Bylaws that would affect adversely the relative rights, preferences, qualifications, limitations or restrictions of the Series C Preferred Stock, or (ii) any authorization or issuance or any increase in the authorized amount of any class or series of stock or any security convertible into stock of such class or series ranking prior to the Series C Preferred Stock upon our liquidation, dissolution or winding up or a sale of all or substantially all of our assets or as to any dividends or distributions. Except as provided above or as required by applicable law, the holders of the Series C Preferred Stock will be entitled to vote together with the holders of the common stock and not as a separate class.

Transfer Agent

          The transfer agent for our common stock is Computershare Trust Company, N.A.

Indemnification for Securities Act Liabilities

          Our Certificate of Incorporation, our Bylaws and Delaware corporation law are broad enough to authorize the indemnification of our directors and officers under certain circumstances for liabilities, including reimbursement for expenses incurred, arising under the Securities Act of 1933, as amended. Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of a small business issuer pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable.

LEGAL MATTERS

          The validity of shares of common stock being offered pursuant to this prospectus will be passed upon for us by Gilmore & Bell, P.C., Kansas City, Missouri.

EXPERTS

          Our consolidated financial statements for the years ended December 31, 2005 and 2006, and for the period from January 12, 1990 (Incorporation) to December 31, 2006, appearing in this prospectus and registration statement have been audited by Briggs, Bunting & Dougherty LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein. These financial statements are included in reliance upon the report given on the authority of Briggs, Bunting & Dougherty LLP as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

          We are a reporting company as that term is used in the Securities Exchange Act of 1934. As a reporting company, we are required to file reports, proxy statements and other information with the Securities and Exchange Commission, including the information listed below. You may read and copy any of the reports, proxy statements and other information that we have filed with the Securities and Exchange Commission at the Securities and Exchange Commission’s Public Reference Room, located at 100 F Street, N.E., Washington, D.C. 20549. You may get information on the operation of the Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Securities and Exchange Commission maintains an Internet site that contains reports, proxy and information statements, and other information regarding us and other issuers that electronically file information with the Securities and Exchange Commission. The address of that site is (http://www.sec.gov). Our Web site is (www.avax-tech.com). Our website and the information contained on our website are not incorporated into this prospectus or the registration statement of which it forms a part.

          This prospectus constitutes a part of a registration statement on Form S-1 filed by us with the Securities and Exchange Commission under the Securities Act of 1933. You may want to refer directly to the registration statement for more information about us and our common stock. You may want to review a copy of any contract or document filed as an exhibit to the registration statement. We are a small business issuer as that term is defined in Rule 405 under the Securities Act of 1933.

INDEX TO FINANCIAL STATEMENTS

Audited Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm	F-1
Consolidated Balance Sheet as of December 31, 2006	F-2
Consolidated Statements of Operations and Comprehensive Loss for the years ended December 31, 2006 and 2005 and for the period from January 12, 1990 (incorporation) to December 31, 2006	F-3
Consolidated Statements of Stockholders’ Equity (Deficit) for the years ended December 31, 2006 and 2005 and for the period from January 12, 1990 (incorporation) to December 31, 2006	F-4
Consolidated Statements of Cash Flows for the years ended December 31, 2006 and 2005 and for the period from January 12, 1990 (incorporation) to December 31, 2006	F-8
Notes to Consolidated Financial Statements	F-10

Unaudited Consolidated Financial Statements

Consolidated Balance Sheets – As of December 31, 2006 and September 30, 2007 (Unaudited)	F-24

Consolidated Statements of Operations and comprehensive Income (Loss)(Unaudited) – For the Three and Nine Months Ended September 30, 2007 and 2006 and for the Period from January 12, 1990 (Incorporation) through September 30, 2007

F-25
Consolidated Statements of Cash Flows (Unaudited) – For the Nine Months Ended September 30, 2007 and 2006 and for the Period from January 12, 1990 (Incorporation) through September 30, 2007	F-26
Notes to Consolidated Financial Statements (Unaudited)	F-28

Index

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
AVAX Technologies, Inc.

We have audited the accompanying consolidated balance sheet of AVAX Technologies, Inc. (a development stage company) and subsidiaries as of December 31, 2006, and the related consolidated statements of operations and comprehensive loss, stockholders’ equity (deficit), and cash flows for each of the two years in the period then ended and for the period from January 12, 1990 (incorporation) to December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of AVAX Technologies, Inc. and subsidiaries as of December 31, 2006, and the consolidated results of their operations and their cash flows for each of the two years in the period then ended and for the period from January 12, 1990 (incorporation) to December 31, 2006 in conformity with U.S. generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has incurred recurring losses from operations and may not have adequate capital to fund its operations through 2007. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans concerning these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

As discussed in Note 1 to the financial statements, effective January 1, 2006, the Company changed its method of accounting for stock-based compensation in accordance with the Statement of Financial Accounting Standards No. 123 (Revised 2004), “Share-Based Payment.”

/s/ Briggs, Bunting & Dougherty, LLP

Philadelphia, Pennsylvania
May 7, 2007

Index

AVAX Technologies, Inc. and Subsidiaries
(a development stage company)
Consolidated Balance Sheet

December 31, 2006

Assets
Current assets:
Cash	$1,484,570
Accounts receivable	220,161
Inventory	10,508
VAT receivable	50,937
Prepaid expenses and other current assets	210,343

Total current assets	1,976,519
Property, plant and equipment, at cost	3,967,928
Less accumulated depreciation	3,088,687

Net property, plant and equipment	879,241
Goodwill	188,387

Total assets	$3,044,147

Liabilities and stockholders’ equity
Current liabilities:
Accounts payable and accrued expenses	$1,460,644
Accrued and withheld payroll taxes and liabilities	716,918
Deferred revenue	160,678
ANVAR advances	362,109

Total current liabilities	2,700,349
Stockholders’ equity:
Preferred stock, $.01 par value:
Authorized shares – 5,000,000, including Series C – 120,000 shares
Series C convertible preferred stock:
Issued and outstanding shares – 36,750 (liquidation preference - $3,675,000)	367
Common stock, $.004 par value:
Authorized shares – 150,000,000
Issued and outstanding shares – 61,414,998	245,660
Additional paid-in capital	77,460,158
Subscription receivable	(422)
Accumulated other comprehensive income	479,217
Deficit accumulated during the development stage	(77,841,182)

Total stockholders’ equity	343,798

Total liabilities and stockholders’ equity	$3,044,147

See accompanying notes.

Index

AVAX Technologies, Inc. and Subsidiaries
(a development stage company)
Consolidated Statements of Operations and Comprehensive Loss

	Year ended December 31,		Period from January 12, 1990 (Incorporation) to December 31,

	2006	2005	2006

Revenue:
Gain from sale of the Product	$—	$—	$1,951,000
Product and contract service revenue	734,774	1,623,701	6,404,822

Total revenue	734,774	1,623,701	8,355,822
Costs and expenses:
Research and development	4,244,268	3,534,948	47,651,768
Acquired in process research and development	—	—	4,420,824
Write down of acquired intellectual property and other intangibles	—	—	3,416,091
Amortization of acquired intangibles	—	—	715,872
Selling, general and administrative	1,989,188	1,933,911	35,245,089

Total operating loss	(5,498,682)	(3,845,158)	(83,093,822)
Other income (expense):
Interest income	143,182	141,390	5,925,359
Interest expense	—	—	(812,067)
Other, net	—	—	143,193

Total other income (expense), net	143,182	141,390	5,256,485

Loss before income taxes	(5,355,500)	(3,703,768)	(77,837,337)
Income taxes	—	—	—

Loss from continuing operations	(5,355,500)	(3,703,768)	(77,837,337)
Loss from discontinued operations	—	—	(3,845)

Net loss	(5,355,500)	(3,703,768)	(77,841,182)
Amount payable for liquidation preference	—	—	(1,870,033)

Net loss attributable to common stockholders	$(5,355,500)	$(3,703,768)	$(79,711,215)

Loss per common share – basic and diluted
Loss from continuing operations	$(0.09)	$(0.07)
Loss from discontinued operations	—	—

Net loss	$(0.09)	$(0.07)

Weighted-average number of common shares outstanding	61,414,998	54,818,763

Net loss	$(5,355,500)	$(3,703,768)
Foreign currency translation adjustment	23,535	28,864

Comprehensive loss	$(5,331,965)	$(3,674,904)

See accompanying notes.

Index

AVAX Technologies, Inc. and Subsidiaries
(a development stage company)
Consolidated Statements of Stockholders’ Equity (Deficit)

	Series A Convertible Preferred Stock		Series B Convertible Preferred Stock		Series C Convertible Preferred Stock		Common Stock

	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount

Issuance of common stock for services in January 1990	—	$—	—	$—	—	$—	582,500	$2,330
Net loss	—	—	—	—	—	—	—	—

Balance at December 31, 1990	—	—	—	—	—	—	582,500	2,330
Issuance of common stock for services in August 1991	—	—	—	—	—	—	230,000	920
Net loss	—	—	—	—	—	—	—	—

Balance at December 31, 1991	—	—	—	—	—	—	812,500	3,250
Conversion of note payable to related party to common stock in June 1992	—	—	—	—	—	—	22,913	92
Issuance of common stock for services in May and June 1992	—	—	—	—	—	—	264,185	1,056
Issuance of Series A convertible preferred stock, net of issuance cost in June, July and September 1992	1,287,500	12,875	—	—	—	—	—	—
Net loss	—	—	—	—	—	—	—	—

Balance at December 31, 1992	1,287,500	12,875	—	—	—	—	1,099,598	4,398
Issuance of common stock for services in July and November 1993	—	—	—	—	—	—	8,717	35
Net loss	—	—	—	—	—	—	—	—

Balance at December 31, 1993	1,287,500	12,875	—	—	—	—	1,108,315	4,433
Issuance of common stock for services in July 1994	—	—	—	—	—	—	3,750	15
Net loss	—	—	—	—	—	—	—	—

Balance at December 31, 1994	1,287,500	12,875	—	—	—	—	1,112,065	4,448
Common stock returned and canceled in April and May 1995	—	—	—	—	—	—	(307,948)	(1,232)
Shares issued in September and November 1995	—	—	—	—	—	—	1,777,218	7,109
Amount payable for liquidation preference	—	—	—	—	—	—	—	—
Net income	—	—	—	—	—	—	—	—

Balance at December 31, 1995	1,287,500	12,875	—	—	—	—	2,581,335	10,325
Repurchase of common stock in March 1996	—	—	—	—	—	—	(77,901)	(312)
Payment of subscription receivable	—	—	—	—	—	—	—	—
Conversion of Series A preferred stock in June 1996	(1,287,500)	(12,875)	—	—	—	—	321,875	1,288

[TABLE CONTINUES]

	Additional Paid-In Capital	Subscription Receivable	Deferred Compensation	Unrealized Loss on Marketable Securities	Accumulated Other Comprehensive Income	Deficit Accumulated During the Development Stage	Total Stockholders’ Equity (Deficit)

Issuance of common stock for services in January 1990	$920	$—	$—	$—	$—	$—	$3,250
Net loss	—	—	—	—	—	(889)	(889)

Balance at December 31, 1990	920	—	—	—	—	(889)	2,361
Issuance of common stock for services in August 1991	5,830	—	—	—	—	—	6,750
Net loss	—	—	—	—	—	(97,804)	(97,804)

Balance at December 31, 1991	6,750	—	—	—	—	(98,693)	(88,693)
Conversion of note payable to related party to common stock in June 1992	160,465	—	—	—	—	—	160,557
Issuance of common stock for services in May and June 1992	6,444	—	—	—	—	—	7,500
Issuance of Series A convertible preferred stock, net of issuance cost in June, July and September 1992	2,258,837	—	—	—	—	—	2,271,712
Net loss	—	—	—	—	—	(607,683)	(607,683)

Balance at December 31, 1992	2,432,496	—	—	—	—	(706,376)	1,743,393
Issuance of common stock for services in July and November 1993	24,965	—	—	—	—	—	25,000
Net loss	—	—	—	—	—	(1,610,154)	(1,610,154)

Balance at December 31, 1993	2,457,461	—	—	—	—	(2,316,530)	158,239
Issuance of common stock for services in July 1994	4,485	—	—	—	—	—	4,500
Net loss	—	—	—	—	—	(781,221)	(781,221)

Balance at December 31, 1994	2,461,946	—	—	—	—	(3,097,751)	(618,482)
Common stock returned and canceled in April and May 1995	—	—	—	—	—	—	(1,232)
Shares issued in September and November 1995	—	(7,109)	—	—	—	—	—
Amount payable for liquidation preference	(738,289)	—	—	—	—	—	(738,289)
Net income	—	—	—	—	—	1,380,571	1,380,571

Balance at December 31, 1995	1,723,657	(7,109)	—	—	—	(1,717,180)	22,568
Repurchase of common stock in March 1996	—	312	—	—	—	—	—
Payment of subscription receivable	—	2,771	—	—	—	—	2,771
Conversion of Series A preferred stock in June 1996	11,587	—	—	—	—	—	—

Index

AVAX Technologies, Inc. and Subsidiaries
(a development stage company)
Consolidated Statements of Stockholders’ Equity (Deficit) (continued)

	Series A Convertible Preferred Stock		Series B Convertible Preferred Stock		Series C Convertible Preferred Stock		Common Stock

	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount

Issuance of common stock and Series B preferred stock in a private placement in May and June 1996	—	—	258,198	2,582	—	—	129,099	516
Issuance of common stock and Series B preferred stock for services in June 1996	—	—	1,000	10	—	—	500	2
Exercise of warrants in June and July 1996	—	—	—	—	—	—	156,250	626
Amount payable for liquidation preference	—	—	—	—	—	—	—	—
Compensation related to stock options granted in May and September 1996	—	—	—	—	—	—	—	—
Amortization of deferred compensation	—	—	—	—	—	—	—	—
Unrealized loss on marketable securities	—	—	—	—	—	—	—	—
Net loss	—	—	—	—	—	—	—	—

Balance at December 31, 1996	—	—	259,198	2,592	—	—	3,111,158	12,445
Payment of subscription receivable	—	—	—	—	—	—	—	—
Write-off of subscription receivable	—	—	—	—	—	—	—	—
Exercise of warrants in April and June 1997	—	—	—	—	—	—	49,770	199
Conversion of preferred to common stock	—	—	(55,039)	(551)	—	—	1,421,403	5,685
Repurchase of fractional shares	—	—	—	—	—	—	(26)	—
Realization of loss on marketable securities	—	—	—	—	—	—	—	—
Amortization of deferred compensation	—	—	—	—	—	—	—	—
Net loss	—	—	—	—	—	—	—	—

Balance at December 31, 1997	—	—	204,159	$2,041	—	—	4,582,305	18,329
Conversion of preferred to common stock	—	—	(91,470)	(914)	—	—	2,386,174	9,544
Payment of subscription receivable	—	—	—	—	—	—	—	—
Issue shares based upon reset provisions	—	—	—	—	—	—	3,029,339	12,117
Issue compensatory shares to officer	—	—	—	—	—	—	9,301	38
Amortization of deferred compensation	—	—	—	—	—	—	—	—
Net loss	—	—	—	—	—	—	—	—

Balance at December 31, 1998	—	—	112,689	1,127	—	—	10,007,119	40,028
Conversion of preferred to common stock	—	—	(38,805)	(388)	—	—	1,012,286	4,049
Issue shares based upon reset provisions	—	—	—	—	—	—	20,885	84
Issuance of Series C preferred stock in a private placement in March 1999	—	—	—	—	101,300	1,013	—	—
Exercise of Warrants pursuant to cashless exercise provisions	—	—	—	—	—	—	37,500	150
Capital contributed through sale of 20% interest in consolidated subsidiaries to unrelated third party	—	—	—	—	—	—	—	—

[TABLE CONTINUES]

	Additional Paid-In Capital	Subscription Receivable	Deferred Compensation	Unrealized Loss on Marketable Securities	Accumulated Other Comprehensive Income	Deficit Accumulated During the Development Stage	Total Stockholders’ Equity (Deficit)

Issuance of common stock and Series B preferred stock in a private placement in May and June 1996	22,217,397	—	—	—	—	—	22,220,495
Issuance of common stock and Series B preferred stock for services in June 1996	99,988	—	—	—	—	—	100,000
Exercise of warrants in June and July 1996	5,624	—	—	—	—	—	6,250
Amount payable for liquidation preference	(1,131,744)	—	—	—	—	—	(1,131,744)
Compensation related to stock options granted in May and September 1996	1,076,373	—	(1,076,373)	—	—	—	—
Amortization of deferred compensation	—	—	112,949	—	—	—	112,949
Unrealized loss on marketable securities	—	—	—	(2,037)	—	—	(2,037)
Net loss	—	—	—	—	—	(1,536,842)	(1,536,842)

Balance at December 31, 1996	24,002,882	(4,026)	(963,424)	(2,037)	—	(3,254,022)	19,794,410
Payment of subscription receivable	—	1,761	—	—	—	—	1,761
Write-off of subscription receivable	(1,833)	1,833	—	—	—	—	—
Exercise of warrants in April and June 1997	(199)	—	—	—	—	—	—
Conversion of preferred to common stock	(5,134)	—	—	—	—	—	—
Repurchase of fractional shares	(76)	—	—	—	—	—	(76)
Realization of loss on marketable securities	—	—	—	2,037	—	—	2,037
Amortization of deferred compensation	—	—	269,100	—	—	—	269,100
Net loss	—	—	—	—	—	(4,266,125)	(4,266,125)

Balance at December 31, 1997	23,995,640	(432)	(694,324)	—	—	(7,520,147)	15,801,107
Conversion of preferred to common stock	(8,630)	—	—	—	—	—	—
Payment of subscription receivable	—	10	—	—	—	—	10
Issue shares based upon reset provisions	(12,117)	—	—	—	—	—	—
Issue compensatory shares to officer	24,962	—	—	—	—	—	25,000
Amortization of deferred compensation	—	—	269,100	—	—	—	269,100
Net loss	—	—	—	—	—	(5,838,130)	(5,838,130)

Balance at December 31, 1998	23,999,855	(422)	(425,224)	—	—	(13,358,277)	10,257,087
Conversion of preferred to common stock	(3,661)	—	—	—	—	—	—
Issue shares based upon reset provisions	(84)	—	—	—	—	—	—
Issuance of Series C preferred stock in a private placement in March 1999	9,283,726	—	—	—	—	—	9,284,739
Exercise of Warrants pursuant to cashless exercise provisions	27,000	—	—	—	—	—	27,150
Capital contributed through sale of 20% interest in consolidated subsidiaries to unrelated third party	2,099,200	—	—	—	—	—	2,099,200

Index

AVAX Technologies, Inc. and Subsidiaries
(a development stage company)
Consolidated Statements of Stockholders’ Equity (Deficit) (continued)

	Series A Convertible Preferred Stock		Series B Convertible Preferred Stock		Series C Convertible Preferred Stock		Common Stock

	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount

Amortization of deferred compensation	—	—	—	—	—	—	—	—
Net loss	—	—	—	—	—	—	—	—

Balance at December 31, 1999	—	—	73,884	739	101,300	1,013	11,077,790	44,311
Conversion of preferred to common stock	—	—	(73,884)	(739)	(14,550)	(146)	2,375,083	9,500
Private placement of common stock, March 2000	—	—	—	—	—	—	2,259,494	9,039
Capital contribution by shareholder	—	—	—	—	—	—	—	—
Exercise of options and warrants	—	—	—	—	—	—	29,254	117
Shares issued pursuant to acquisition of Subsidiary	—	—	—	—	—	—	800,000	3,200
Elimination of contributed capital related to joint venture no longer consolidated	—	—	—	—	—	—	—	—
Amortization of deferred compensation	—	—	—	—	—	—	—	—
Foreign currency translation adjustment	—	—	—	—	—	—	—	—
Net loss	—	—	—	—	—	—	—	—

Balance at December 31, 2000	—	—	—	—	86,750	867	16,541,621	66,167
Foreign currency translation adjustment	—	—	—	—	—	—	—	—
Net loss	—	—	—	—	—	—	—	—

Balance at December 31, 2001	—	—	—	—	86,750	867	16,541,621	66,167
Foreign currency translation adjustment	—	—	—	—	—	—	—	—
Net loss	—	—	—	—	—	—	—	—

Balance at December 31, 2002	—	—	—	—	86,750	867	16,541,621	66,167
Conversion of preferred to common stock	—	—	—	—	(50,000)	(500)	1,538,450	6,153
Common stock warrants issued in conjunction with convertible notes payable	—	—	—	—	—	—	—	—
Foreign currency translation adjustment	—	—	—	—	—	—	—	—
Net loss	—	—	—	—	—	—	—	—

Balance at December 31, 2003	—	—	—	—	36,750	367	18,080,071	72,320
Exercise of warrants	—	—	—	—	—	—	338,400	1,354
Conversion of bridge notes to common stock	—	—	—	—	—	—	7,486,430	29,945
Private placement of common stock	—	—	—	—	—	—	10,166,667	40,667
Issuance of warrants
Foreign currency translation adjustment	—	—	—	—	—	—	—	—
Net loss	—	—	—	—	—	—	—	—

Balance at December 31, 2004	—	$—	—	$—	36,750	$367	36,071,568	$144,286
Private placement of common stock	—	—	—	—	—	—	25,343,430	101,374
Issuance of warrants	—	—	—	—	—	—	—	—
Foreign currency translation adjustment	—	—	—	—	—	—	—	—
Net loss	—	—	—	—	—	—	—	—

Balance at December 31, 2005	—	$—	—	$—	36,750	$367	61,414,998	$245,660

[TABLE CONTINUES]

	Additional Paid-In Capital	Subscription Receivable	Deferred Compensation	Unrealized Loss on Marketable Securities	Accumulated Other Comprehensive Income	Deficit Accumulated During the Development Stage	Total Stockholders’ Equity (Deficit)

Amortization of deferred compensation	—	—	269,100	—	—	—	269,100
Net loss	—	—	—	—	—	(7,867,563)	(7,867,563)

Balance at December 31, 1999	35,406,036	(422)	(156,124)	—	—	(21,225,840)	14,069,713
Conversion of preferred to common stock	(8,615)	—	—	—	—	—	—
Private placement of common stock, March 2000	24,186,656	—	—	—	—	—	24,195,695
Capital contribution by shareholder	93,637	—	—	—	—	—	93,637
Exercise of options and warrants	271,273	—	—	—	—	—	271,390
Shares issued pursuant to acquisition of Subsidiary	7,596,800	—	—	—	—	—	7,600,000
Elimination of contributed capital related to joint venture no longer consolidated	(2,099,200)	—	—	—	—	—	(2,099,200)
Amortization of deferred compensation	—	—	156,124	—	—	—	156,124
Foreign currency translation adjustment	—	—	—	—	80,009	—	80,009
Net loss	—	—	—	—	—	(16,276,749)	(16,276,749)

Balance at December 31, 2000	65,446,587	(422)	—	—	80,009	(37,502,589)	28,090,619
Foreign currency translation adjustment	—	—	—	—	(38,894)	—	(38,894)
Net loss	—	—	—	—	—	(15,109,753)	(15,109,753)

Balance at December 31, 2001	65,446,587	(422)	—	—	41,115	(52,612,342)	12,941,972
Foreign currency translation adjustment	—	—	—	—	354,789	—	354,789
Net loss	—	—	—	—	—	(9,425,564)	(9,425,564)

Balance at December 31, 2002	65,446,587	(422)	—	—	395,904	(62,037,906)	3,871,197
Conversion of preferred to common stock	(5,653)	—	—	—	—	—	—
Common stock warrants issued in conjunction with convertible notes payable	142,500	—	—	—	—	—	142,500
Foreign currency translation adjustment	—	—	—	—	10,175	—	10,175
Net loss	—	—	—	—	—	(3,286,100)	(3,286,100)

Balance at December 31, 2003	65,583,434	(422)	—	—	406,079	(65,324,006)	737,772
Exercise of warrants	47,037	—	—	—	—	—	48,391
Conversion of bridge notes to common stock	943,330	—	—	—	—	—	973,275
Private placement of common stock	2,737,190	—	—	—	—	—	2,777,857
Issuance of warrants	115,466						115,466
Foreign currency translation adjustment	—	—	—	—	20,739	—	20,739
Net loss	—	—	—	—	—	(3,457,908)	(3,457,908)

Balance at December 31, 2004	$69,426,457	$(422)	$—	$—	$426,818	$(68,781,914)	$1,215,592
Private placement of common stock	7,449,448	—	—	—	—	—	7,550,822
Issuance of warrants	435,705	—	—	—	—	—	435,705
Foreign currency translation adjustment	—	—	—	—	28,864	—	28,864
Net loss	—	—	—	—	—	(3,703,768)	(3,703,768)

Balance at December 31, 2005	$77,311,610	$(422)	$—	$—	$455,682	$(72,485,682)	$5,527,215

Index

AVAX Technologies, Inc. and Subsidiaries
(a development stage company)
Consolidated Statements of Stockholders’ Equity (Deficit) (continued)

	Series A Convertible Preferred Stock		Series B Convertible Preferred Stock		Series C Convertible Preferred Stock		Common Stock

	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount

Balance at December 31, 2005	—	$—	—	$—	36,750	$367	61,414,998	$245,660
Stock based compensation expense	—	—	—	—	—	—	—	—
Foreign currency translation adjustment	—	—	—	—	—	—	—	—
Net loss	—	—	—	—	—	—	—	—

Balance at December 31, 2006	—	$—	—	$—	36,750	$367	61,414,998	$245,660

[TABLE CONTINUES]

	Additional Paid-In Capital	Subscription Receivable	Deferred Compensation	Unrealized Loss on Marketable Securities	Accumulated Other Comprehensive Income	Deficit Accumulated During the Development Stage	Total Stockholders’ Equity (Deficit)

Balance at December 31, 2005	$77,311,610	$(422)	$—	$—	$455,682	$(72,485,682)	$5,527,215
Stock based compensation expense	148,548	—	—	—	—	—	148,548
Foreign currency translation adjustment	—	—	—	—	23,535	—	23,535
Net loss	—	—	—	—	—	(5,355,500)	(5,355,500)

Balance at December 31, 2006	$77,460,158	$(422)	$—	$—	$479,217	$(77,841,182)	$343,798

See accompanying notes.

Index

AVAX Technologies, Inc. and Subsidiaries
(a development stage company)
Consolidated Statements of Cash Flows

			Period from January 12, 1990 (Incorporation) to December 31, 2006

	Year ended December 31

	2006	2005

Operating activities
Net loss	$(5,355,500)	$(3,703,768)	$(77,841,182)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	290,434	315,039	4,783,722
Amortization of discount on convertible notes payable	—	—	142,500
Extraordinary gain related to negative goodwill on consolidated subsidiary	—	—	(902,900)
Cumulative effect of change in accounting	—	—	(186,295)
Amortization of deferred gain on joint venture	—	—	(1,805,800)
Equity in net loss of joint venture	—	—	1,703,763
Employee Stock Option Expense	148,548	—	148,548
Minority interest in net loss of consolidated subsidiary	—	—	(80,427)
Acquired in-process research and development charge	—	—	4,420,824
Write down of acquired intellectual property and other intangibles	—	—	3,416,091
Compensatory stock issue	—	—	25,000
Gain on sale of the Product	—	—	(1,951,000)
Gain on sale of intellectual property	—	—	(787)
Accretion of interest on common stock receivable	—	—	(449,000)
Accretion of interest on amount payable to preferred stockholders and Former Officer	—	—	449,000
Loss on sale of furniture and equipment	—	—	246,254
Issuance of common stock or warrants for services	—	—	423,289
Changes in operating assets and liabilities:
Accounts receivable	(119,980)	(16,306)	(84,197)
Inventory	3,286	(1,090)	30,667
Prepaid expenses and other current assets	74,016	45,259	(33,682)
Research and development tax credit receivable	81,087	146,582	320,488
Accounts payable and accrued liabilities	731,967	(377,463)	1,060,627
Deferred revenue	52,295	(118,665)	150,307
Amount payable to Former Officer	—	—	80,522

Net cash used in operating activities	$(4,093,847)	$(3,710,412)	$(65,933,668)

Investing activities
Purchases of marketable securities	—	—	(351,973,210)
Proceeds from sale of marketable securities	—	—	344,856,738
Proceeds from sale of short-term investments	—	—	7,116,472
Purchases of furniture and equipment	(40,307)	(292,004)	(3,602,663)
Proceeds from sale of furniture and equipment	—	—	51,119
Cash acquired in acquisition of control of joint venture	—	—	991,634
Organization costs incurred	—	—	(622,755)

Net cash used in investing activities	$(40,307)	$(292,004)	$(3,182,665)

Index

AVAX Technologies, Inc. and Subsidiaries
(a development stage company)

Consolidated Statements of Cash Flows (continued)

			Period from January 12, 1990 (Incorporation) to December 31, 2006

	Year ended December 31

	2006	2005

Financing activities
Proceeds from issuance of notes payable to related party	$—	$—	$957,557
Principal payments on notes payable to related party	—	—	(802,000)
Proceeds from loans payable and the related issuance of warrants	—	—	2,314,000
Principal payments on loans payable	—	—	(1,389,000)
Payments for fractional shares from reverse splits and preferred stock conversions	—	—	(76)
Financing costs incurred	—	—	(90,000)
Shareholder capital contribution	—	—	93,637
Payments received on subscription receivable	—	—	4,542
Proceeds received from exercise of stock warrants	—	—	76,892
Elimination of consolidated accounting treatment for joint venture	—	—	(2,511,701)
Capital contribution through sale of interest in consolidated subsidiary	—	—	2,624,000
Net proceeds received from issuance of preferred and common stock	—	7,986,527	68,852,491

Net cash provided by financing activities	—	7,986,527	70,130,342

Effect of exchange rate changes on cash	45,574	28,278	470,561

Net increase (decrease) in cash	(4,088,580)	4,012,389	1,484,570
Cash at beginning of period	5,573,150	1,560,761	—

Cash at end of period	$1,484,570	$5,573,150	$1,484,570

Supplemental disclosure of cash flow information
Interest Paid	$—	$—	$—

Non-cash activity:
Issuance of restricted stock compensation	$—	$—	$25,000

Common stock warrants issued with convertible notes	$—	$—	$142,500

Conversion of bridge loan into common stock	$—	$—	$950,000

Payment of interest with common stock	$—	$—	$23,275

See accompanying notes.

Index

Notes to Consolidated Financial Statements

December 31, 2006 and 2005

1.   Description of Business and Significant Accounting Policies

Description of Business

AVAX Technologies, Inc. and its subsidiaries (the Company) is a development stage biopharmaceutical company.

In November 1995, the Company sold its leading product under development, an over-the-counter nutritional, dietary, medicinal and/or elixorative food supplement or drug and all of the related patents and other intellectual property. The agreement was for $2.4 million in shares of common stock of Interneuron Pharmaceuticals, Inc. (IPI), a public company, the parent of the purchaser of the Product (the Stock). Certain common stockholders of the Company were also common stockholders of IPI. Pursuant to the terms of the agreement, the purchase price, payable in two equal installments in December 1996 and 1997, was fixed, and the number of shares of the Stock would vary depending on the quoted market price of the Stock at such time. Because the Stock was receivable in two equal annual installments, the gain from the sale of the Product, $1,951,000, was calculated by discounting the value of the Stock receivable using a discount rate of 15%.

Also in November 1995, the Company entered into a license agreement with Thomas Jefferson University (TJU) to develop, commercially manufacture and sell products embodying immunotherapeutic vaccines for the treatment of malignant melanoma and other cancers (the Invention) (see Note 2).

In December 1996, the Company entered into a license agreement with Rutgers University (Rutgers) to develop, commercially manufacture and sell products embodying a series of compounds for the treatment of cancer and infectious diseases. During 2004 the Company and Rutgers agreed to cancel the license agreement and all of the Company’s obligations associated with the license agreement (see Note 2).

In February 1997, the Company entered into a license agreement with Texas A&M to develop, commercially manufacture and sell products embodying a series of compounds for the treatment of cancer (the Texas A&M Compounds) (see Note 2).

In November 1999, the Company entered into a definitive joint venture agreement with Australia Vaccine Technologies (AVT) (formerly Neptunus International Holdings Limited), a pharmaceutical group in Australia, under the subsidiary name, AVAX Holdings Australia Pty Limited (AVAX Holdings). Under the joint venture agreement, AVAX Holdings, through its affiliated entities AVAX Australia Pty Limited and AVAX Australia Manufacturing Pty Limited (the Joint Venture Companies), was organized for the purpose of manufacturing and marketing M-Vax, an immunotherapy for the post-surgical treatment of Stage 3 and 4 melanoma, in Australia and New Zealand. In January 2002, the Joint Venture Companies repurchased 90% of AVT’s interest in the two joint venture companies resulting in AVAX owning a 95% interest in the net equity of both joint venture companies. The Company was seeking but was unable to obtain a timely governmental reimbursement for the costs of treatment with the M-Vax in Australia, and determined to discontinue operations in Australia in order to focus the cash resources of the Company on its U.S. and European operations. In September 2002, the Company announced that it would be discontinuing its operations in Australia and in December 2002 the Company completed the liquidation of its Australian subsidiary.

In August 2000, the Company completed its acquisition of GPH, S.A. (Holdings) and Genopoietic S.A. (Genopoietic) each a French societe anonyme based in Paris, France with principal its operating facility in Lyon, France. Holdings and Genopoietic were organized in 1993 to develop gene therapy applications and market gene therapy treatments for cancer. The Company has designated the Lyon, France operations facility as its primary source facility for the production of vaccines to be used in clinical trials. In addition, the Company currently performs contract manufacturing and research activities at its facilities located in Lyon. The Company’s December 31, 2006 consolidated balance sheet includes approximately $(17,398) in net assets related to these subsidiaries.

The Company’s business is subject to significant risks consistent with biotechnology companies that are developing products for human therapeutic use. These risks include, but are not limited to, uncertainties regarding research and development, access to capital, obtaining and enforcing patents, receiving regulatory approval, and competition with other biotechnology and pharmaceutical companies. The Company plans to continue to finance its operations with a combination of equity and debt financing and, in the longer term, revenues from product sales, if any. However, there can be no assurance that it will successfully develop any product or, if it does, that the product will generate any or sufficient revenues.

Index

Basis of Presentation

The consolidated financial statements have been prepared assuming that the Company will continue as a going concern. For the year ended December 31, 2006, the Company incurred a net loss of $5,355,500 and a use of cash in operating activities of $4,093,847. The Company’s cash requirements were satisfied through a private placement of common stock in April 2005 (see Note 4), maintaining balances in accounts payable and accrued expenses on terms in excess of those afforded in commercial practice and customer agreements and through the use of available cash. However, the Company does not have sufficient resources to maintain its existing plan of operations throughout 2007. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management anticipates that additional debt or equity financing will be required to fund ongoing operations in 2007. The Company is currently negotiating to raise additional capital or secure revenue sources to fund current operations. However, there is no assurance that the Company will successfully obtain the required capital or revenues or, if obtained, the amounts will be sufficient to fund ongoing operations in 2007. The inability to secure additional capital could have a material adverse effect on the Company, including the possibility that the Company could have to cease operations.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of AVAX Technologies, Inc., and its subsidiaries. All significant intercompany balances and transactions have been eliminated.

Foreign Currency Translation

Holdings and Genopoietic use the Euro as their functional currency as required by the European Union. The Australian Joint Venture Companies and AVAX Holdings used the Australian Dollar as their functional currency prior to the discontinuance of operations discussed above.

In accordance with Statement of Financial Accounting Standards (SFAS) No. 52, “Foreign Currency Translation”, the financial statements of these entities have been translated into U.S. dollars, the functional currency of the Company and its other wholly-owned subsidiaries and the reporting currency herein, for purposes of consolidation.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The Company’s revenues are related to the provision of contract services and the sale of its product, the AC Vaccine Technology, for the treatment of melanoma. Contract service revenue is recognized in installments based upon the contractual agreement entered into with clients (see Note 3). Product revenues represent fees received or payable to the Company related to the manufacture and sale of the vaccine. Product revenue is recognized when the vaccine is received by the hospital administering the vaccine.

The Company records as deferred revenue amounts received in advance of the provision of services in accordance with contracts or grants. Deferred revenue consisted of $160,678 received from a grant for which the services had not been provided as of December 31, 2006.

Accounts Receivable

Accounts receivable are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible accounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable. There was no valuation allowance at December 31, 2006. The Company generally does not charge interest on accounts receivable.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to credit risk are principally cash and accounts receivable. Cash consists of checking accounts, money market accounts and a certificate of deposit. The Company places its cash with its principal bank that is a high credit quality financial institution. Cash deposits generally are in excess of the FDIC insurance limits. Credit limits, ongoing credit evaluations, and account monitoring procedures are utilized to minimize the risk of loss from accounts receivable. Collateral is generally not required.

Index

Fair Value of Financial Instruments

The carrying amount of accounts receivable, accounts payable and accrued liabilities are considered to be representative of their respective fair values due to their short-term nature.

Inventories

Inventories are stated at the lower of cost, determined using the first-in, first-out method, or market. The Company’s inventories include raw materials and supplies used in research and development activities.

Accrued Expenses

The Company provides a provision for accrued expenses based upon its contractual obligation, as calculated by the Company, for all claims made for payment to the Company.

Depreciation

Depreciation is computed using the straight-line method over the estimated useful lives of furniture and equipment, which range from three to ten years. Depreciation for the Company’s manufacturing facility and related equipment are computed using the straight-line method over estimated useful lives of 5 to 10 years. Leasehold improvements related to the building are being amortized using the straight-line method over the actual life of the lease.

Goodwill

The Company adopted SFAS No. 142, “Goodwill and Other Intangible Assets” on January 1, 2002. This accounting standard requires that goodwill and indefinite lived assets no longer be amortized but instead be tested at least annually for impairment and expensed against earnings when the implied fair value of a reporting unit, including goodwill, is less than its carrying amount. The Company performed its annual goodwill impairment test in accordance with SFAS No. 142 and determined that the carrying amount of goodwill was reasonable.

Prior to the adoption of SFAS No. 142, the company had recorded cumulative amortization of $113,032. If SFAS No. 142 had been applied to earlier periods the adjusted loss from continuing operations would be $77,950,369 and the adjusted net loss would be $77,954,214.

Research and Development Costs

Research and development costs, including payments related to research and license agreements, are expensed when incurred. Contractual research expenses are recorded pursuant to the provisions of the contract under which the obligations originate. Research and development costs include all costs incurred related to the research and development, including manufacturing costs incurred, related to the Company’s research programs. The Company is required to produce its products in compliance with current Good Manufacturing Practices, which requires a minimum level of staffing, personnel and facilities testing and maintenance. Based upon its current staffing level required to be in compliance with cGMP, the Company has excess capacity. Utilizing this excess capacity, revenue is generated through contract manufacturing engagements (see Note 3). Costs for production of products will be capitalized and charged to cost of goods sold only after the Company has received approval to market the drug by a Regulatory Authority.

Stock-Based Compensation

Effective January 1, 2006, the Company has adopted SFAS 123R, “Share-Based Payment.” SFAS 123R establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services and requires that the compensation cost relating to share-based payment transactions be recognized in financial statements, measured by the fair value of the equity or liability instruments issued, adjusted for estimated forfeitures. We transitioned to SFAS 123R using the modified-prospective method, under which prior periods have not been revised for comparative purposes. The valuation provisions of SFAS 123R apply to new grants and to grants that were outstanding as of the effective date and are subsequently modified. Estimated compensation for grants that were outstanding as of the effective date will be recognized over the remaining service period using the compensation cost previously estimated for our SFAS 123 pro forma disclosures. Recognized stock-based compensation expense for the year ended December 31, 2006 includes compensation expense for share-based payment awards granted prior to, but not yet vested as of December 31, 2005, based on the grant date fair value estimated in accordance with the pro forma provisions of SFAS 123 and compensation expense for the share-based payment awards granted subsequent to December 31, 2005 based on the grant date fair value estimated in accordance with the provisions of SFAS 123R.

Index

Prior to the adoption of SFAS 123R, the Company applied the intrinsic-value-based method of accounting prescribed by Accounting Principles Board Opinion (“APB”) 25, “Accounting for Stock Issued to Employees,” and related interpretations, to account for its fixed-plan stock options to employees. Under this method, compensation cost was recorded only if the market price of the underlying stock on the date of grant exceeded the exercise price. SFAS 123, “Accounting for Stock-Based Compensation,” established accounting and disclosure requirements using a fair-value-based method of accounting for stock-based employee compensation plans. As permitted by SFAS 123, the Company elected to continue to apply the intrinsic-value-based method of accounting described above, and adopted only the disclosure requirements of SFAS 123, as amended by SFAS No. 148, “Accounting for Stock-Based Compensation, Transition and Disclosure.” The fair-value-based method used to determine historical pro forma amounts under SFAS 123 was similar in most respects to the method used to determine stock-based compensation expense under SFAS 123R. However, in its pro forma disclosures, the Company accounted for option forfeitures as they occurred, rather than based on estimates of future forfeitures.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the option vesting period. The effects of applying SFAS No. 123 for pro forma disclosures are not likely to be representative of the effects on reported net income or losses for future years. The Company’s pro forma information follows:

	Year Ended December 31,

	2006	2005

Net loss as reported	$(5,355,500)	$(3,703,768)
Stock based compensation expense as reported	148,548	—
Stock based compensation expense under fair value method	(148,548)	(211,722)

Pro forma net loss attributable to common stockholders	$(5,355,500)	$(3,915,490)

Pro forma net loss per share – basic and diluted	$(0.09)	$(0.07)

Net loss per share, as reported – basic and diluted	$(0.09)	$(0.07)

The Company maintains two employee stock option plans, a director stock option plan and has issued non-qualified stock options to an executive officer and a director outside of the existing stock option plans, which non-plan option grants have been approved by the Board of Directors and the stockholders of the Company. These plans are more fully discussed in the Form 10-KSB filed for the year ended December 31, 2006. In addition, the Company issues warrants to consultants at the discretion of the Board of Directors of the Company. The Company accounts for warrants granted to consultants in accordance with Emerging Issues Task Force Issue 96-18, “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services.” The Company determines the value of stock warrants utilizing the Black-Scholes option-pricing model.

Compensation costs for fixed awards with pro rata vesting are allocated to periods on the straight-line basis. The estimated weighted average fair value of options granted was calculated based on the following assumptions:

	Tweleve Months Ended December 31, 2005	Twelve Months Ended December 31, 2006

Expected term (in years)	4.00	4.50
Volatility	95.0%	79.4%
Risk-free interest rate	2.75%	4.30%
Expected dividends	0	0

For the twelve months ended December 31, 2006, compensation expense of $81,578 was charged to administrative expenses and $66,970 was charged to research and development expenses related to stock options outstanding and not vested. As of December 31, 2006, total compensation cost related to non-vested stock options not yet recognized was $255,572, which is expected to be allocated to expenses over a weighted-average period of 14 months.

The fair value of option grants is estimated at the date of grant using the Black-Scholes model.

Index

The following table shows the options and warrants outstanding by strike price with the average expected remaining term of the instruments at December 31, 2006.

Exercise Price Range	Options & Warrants Outstanding	Weighted-Average Remaining Term	Vested Options & Warrants	Weighted-Average Remaining Term

$0.0 - $0.04	31,250	0.33	31,250	0.33

$0.125 - $0.17	8,798,050	2.37	8,243,050	2.21

$0.29 - $0.47	15,620,240	3.35	14,233,943	3.14

$0.89 - $0.91	280,000	1.73	280,000	1.73

$2.47 - $3.375	265,000	1.66	265,000	1.66

$8.25	125,000	4.84	125,000	4.84

$8.813	50,000	0.44	50,000	0.44

	25,169,540		23,228,243

Earnings Per Share

Net loss per share is based on net loss divided by the weighted average number of shares of common stock outstanding during the respective periods. Diluted earnings per share information is not presented, as the effects of stock options, warrants and other convertible securities would be anti-dilutive for the periods presented.

Recently Issued Accounting Standards

In February 2007, the Financial Accounting Standards Board (FASB) issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities. SFAS No. 159 permits all entities to choose to elect, at specified election dates, to measure eligible financial instruments at fair value. An entity shall report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date and recognize upfront costs and fees related to those items in earnings as incurred and not deferred. SFAS No. 159 applies to fiscal years beginning after November 15, 2007, with early adoption permitted for an entity that has also elected to apply the provisions of SFAS No. 157, Fair Value Measurements. We are currently evaluating the impact, if any, the adoption of SFAS No. 159 may have on our financial statements.

In September 2006, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin (SAB) No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements. SAB No. 108 provides interpretive guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. SAB No. 108 is effective for fiscal years ending after November 15, 2006. The Company has reviewed the guidance of SAB 108 and has determined that the adoption of SAB No. 108 did not have any impact on our financial statements.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in accordance with accounting principles generally accepted in the United States of America and expands disclosures about fair value measurements. SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements. Accordingly, this pronouncement does not require any new fair value measurements. We are required to adopt SFAS No. 157 beginning January 1, 2008. We are currently evaluating the impact, if any, the adoption of SFAS No. 157 may have on our financial statements.

In September 2006, the FASB issued SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R). SFAS No. 158 requires an employer to recognize the over-funded or under-funded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. In addition, with limited exceptions, this pronouncement requires an employer to measure the funded status of a plan as of the date of its year-end statement of financial position. SFAS No. 158 is effective for fiscal years ending after December 15, 2006. As we do not have any defined benefit pension plans or other postretirement plans, the adoption of this standard did not have any impact on our financial statements.

Index

In July 2006, the FASB issued FASB Interpretation No. 48 (FIN 48), Accounting for Uncertainty in Income Taxes. FIN 48 prescribes detailed guidance for the financial statement recognition, measurement and disclosure of uncertain tax positions recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. Tax positions must meet a more-likely-than-not recognition threshold at the effective date to be recognized upon the adoption of FIN 48 and in subsequent periods. FIN 48 will be effective for fiscal years beginning after December 15, 2006 and the provisions of FIN 48 will be applied to all tax positions upon initial adoption of the Interpretation. The cumulative effect of applying the provisions of this Interpretation will be reported as an adjustment to the opening balance of retained earnings for that fiscal year. As we have provided a full valuation allowance to reserve for our net deferred tax assets at December 31, 2006, the adoption of this standard will not have a material impact on our results of operations, financial condition, or cash flows.

Effective January 1, 2006, we adopted the fair value recognition provisions of SFAS 123R, Share-Based Payment, using the modified prospective transition method and therefore did not restate results for prior periods. Prior to January 1, 2006 we accounted for share-based compensation arrangements in accordance with APB Opinion No. 25, Accounting for Stock Issued to Employees and complied with the disclosure provisions of SFAS 123, Accounting for Stock-Based Compensation. Under the modified prospective method, new awards are valued and accounted for prospectively upon adoption. Outstanding prior awards that are unvested as of January 1, 2006 are recognized as compensation cost over the remaining requisite service periods, as prior periods may not be restated. The adoption of SFAS 123R increased our expenses and reported net loss for 2006 by $148,548.

2.    License and Research Agreements

In November 1995, the Company entered into an agreement with TJU for the exclusive worldwide license to develop, manufacture and sell the Invention (see Note 1). In consideration for the license agreement, the Company paid cash of $10,000 and issued an aggregate of 458,243 shares of common stock to TJU and the scientific founder (the Scientist).

Under the terms of the license agreement the Company is obligated to (i) pay certain milestone payments as follows: $10,000 upon initiation of the first clinical trial that is approved by the Food and Drug Administration (“FDA”) or comparable international agency, $10,000 upon the first filing of a New Drug Application (“NDA”) with the FDA or comparable international agency, and $25,000 upon receipt by the Company of approval from the FDA or comparable international agency to market products, (ii) enter into a research agreement to fund a study to be performed by TJU for the development of the technology related to the Invention (the Study) at approximately $220,000 per annum for the first three years, and (iii) following the third year, spend an aggregate of $500,000 per year (which includes costs incurred pursuant to the research agreement plus other internal and external costs) on the development of the Invention until commercialized in the U.S. If following the third year, the Company files for U.S. marketing approval through a Company sponsored NDA, the Company may elect to spend less than $500,000 per year on the development of the Invention during the period of time the NDA is under review by the FDA. During 2000, a payment of $25,000 was made to TJU pursuant to the license agreement. In addition, the Company is obligated to pay royalties on its worldwide net revenue derived from the Invention and a percentage of all revenues received from sub-licensees of the Invention.

The research agreement with TJU mentioned above was to continue until completion of the study, although it is terminable, upon notice by either party to the other, at any time. Expenses incurred related to research funding for TJU was $115,000 for the year ended December 31, 2004. The Company has maintained the appropriate level of spending on the development of the invention in accordance with the license agreement.

In December 1996, the Company entered into an agreement with Rutgers University to develop, commercially manufacture and sell products embodying a series of compounds for the treatment of cancer. During 2004, the Company agreed with Rutgers to cancel the license agreement and all the Company’s obligations associated with the license agreement.

In February 1997, the Company licensed from The Texas A&M University System an issued U.S. patent and certain U.S. and foreign patent applications relating to a series of novel cancer-fighting anti-estrogen compounds that may be especially effective against hormone-dependent tumors. The development of the anti-estrogren compounds is no longer a significant part of the Company’s plan of operation. The Company has been notified by Texas A&M that Texas A&M considers the Company to be in violation of the license agreement and that the Company’s rights under the license agreement have been revoked. The Company disputes the contention by Texas A&M and the Company is attempting to return the technology to the University.

Index

3.   Contractual Joint Manufacturing Alliance

In February 2004, the Company entered into a manufacturing alliance with OPISODIA, SAS, a French pharmaceutical company (“OPI”) that provided approximately $1,500,000 (US) funding per year from OPI for its allocated share of the manufacturing expenses for the combined French facilities of the Company and OPI for 2005, which were under the management of Genopoietic, a French subsidiary. Pursuant to the contract the total manufacturing expenses incurred are allocated to OPI based upon a pre-determined allocation of the total number of personnel available to work on the OPI contract. The expenses allocated to the OPI contract do not represent additional costs incurred in performing work under the OPI contract but instead represent ongoing research and development expenses that are allocated to the contract pursuant to the negotiated contractual terms. This expense allocation does not represent costs incurred by the Company in performing the contract. The Company and OPI agreed to terminate this agreement as of May 31, 2005. Revenues of $546,803 recognized from the OPI contract for the year ended December 31, 2005.

4.   Equity Transactions

Common and Preferred Stock

In May 1996, the Company’s authorized capital was increased to 50,000,000 shares of common stock, par value $.004, and 5,000,000 shares (of which 2,500,000 shares were designated as Series A preferred stock, 300,000 shares were designated as Series B preferred stock and 120,000 shares were designated as Series C preferred stock) of preferred stock, par value $.01. In June 1998, the Company’s authorized common stock, par value $.004, was decreased to 30,000,000 shares. In January 2004, the Company’s authorized common stock, par value $.004, was increased to 150,000,000 shares. As of June 2006, no shares of the Series B preferred stock were issued or outstanding, and the Certificate of Designation for the Series B preferred stock was cancelled.

At the second closing of the private placement on June 11, 1996, the 1,287,500 shares of Series A preferred stock were automatically converted to 321,875 shares of common stock. Notwithstanding such conversion, holders of the Series A preferred stock have received pro rata 95.85% of shares of common stock of IPI associated with the sale of the Product (see Note 1).

In March 2000, the Company announced the conversion of all outstanding shares of Series B Convertible preferred stock into fully paid nonassessable shares of common stock. As of the conversion date there were 66,093 shares of Series B Convertible Preferred Stock outstanding that were convertible into 1,724,152 shares of Common Stock.

On March 1, 1999, the Company authorized and consummated an offering of Series C Convertible Preferred Stock (the “Series C Offering”) pursuant to which the Company raised aggregate gross proceeds of approximately $10,130,000. In the Series C Offering, the Company sold an aggregate of 101,300 shares of Series C Preferred Stock combined with Class A Warrants to purchase an aggregate of 311,692 shares of Common Stock at an exercise price of $4.00 per share and Class B Warrants to purchase an aggregate of 311,692 shares of Common Stock at an exercise price of $4.50 per share. During 2000 2,462 of these Class A and Class B warrants were exercised. The Series C Preferred Stock, the Class A Warrants and the Class B Warrants were sold as a unit in the Series C Offering. The Class A Warrants and Class B Warrants were exercisable until March 1, 2004.

The Series C preferred stockholders are entitled to voting rights equivalent to the number of common shares into which their preferred shares are convertible. The Series C preferred stockholders are also entitled to receive, in preference to the holders of common stock, an amount per preferred share of $100 plus any declared but unpaid dividends.

Pursuant to the terms of the private placement, each share of Series C preferred stock was convertible at any time, in whole or in part, at the discretion of the holders, into common stock at $3.25 per share.

In connection with the private placement, the Company paid $845,261 in finder’s fees and non-accountable expenses. Of this amount $709,100 was paid to Paramount in the form of a finders fee.

During 2000 holders of 14,550 shares the Series C Preferred stock converted these shares into 650,931 fully paid nonassessable shares of common stock. During 2001 holders of 50,000 shares of the Series C Preferred stock converted these shares into 1,538,450 fully paid nonassessable shares of common stock. The 36,750 shares of Series C preferred stock, outstanding at December 31, 2006, is convertible into 1,130,755 shares of common stock excluding the effect of any fractional shares.

In March 2000, the Company completed a $25,137,000 private placement with institutional investors. The Company sold an aggregate of 2,259,494 newly issued shares of common stock, and issued warrants to purchase an additional 225,951 shares of common stock at an exercise price of $12.79 per share, for an aggregate warrant exercise price of $2,890,817. The warrants expired on March 10, 2005.

Index

In connection with services rendered in connection with the private placement, the Company paid Gruntal & Co., L.L.C., who acted as the placement agent, a cash fee of approximately $747,000. Other share issuance expenses amounted to approximately $54,000.

Pursuant to a prior agreement, Paramount was paid a fee due to the participation in the private placement of certain investors previously introduced to the Company by Paramount. As a result of this agreement, the Company paid Paramount a cash fee of approximately $140,000.

On August 24, 2000, the Company completed its acquisition of GPH, S.A. (“Holdings”) and Genopoietic S.A. (“Genopoietic”), each a French societe anonyme based in Paris, France. In this transaction, 100% of the outstanding shares of both Holdings, which is the majority shareholder of Genopoietic, and Genopoietic have been contributed to the Company by the shareholders of those two entities in exchange for an aggregate of 800,000 shares of the Company’s common stock valued at $7,600,000 as of the acquisition date and $5,000 in notes payable. Of the 800,000 shares issued to Professors David R. Klatzmann and Jean-Loup Salzmann (the primary shareholders), 659,756 shares have been placed in escrow to secure their indemnification obligations under the Contribution Agreement. In addition, the Company incurred $621,397 in acquisition costs, which were capitalized as part of the purchase price and allocated to the net assets acquired.

The Company has notified Professors Klatzmann and Salzmann that they are in default of their obligations under the Contribution Agreement and has put them on notice that the escrow shares are being cancelled and will revert back to the Company as treasury shares. As of the date of the financial statements, the shares have not been formally cancelled.

On May 21, 2004, the Company closed the private placement of 10,166,167 shares of the Company’s common stock plus warrants to purchase 1,525,000 shares of common stock at $0.35 per share (Series A Warrants) and warrants to purchase 1,525,000 shares of common stock at $0.39 per share (Series B Warrants). Gross proceeds from the offering was approximately $3,050,000. In addition, the Company issued warrants to its advisors relating to this placement to purchase 1,155,117 shares of common stock at warrant exercise prices ranges from $0.14 to $0.33 per share. These warrants were valued at $115,466 using the Black-Scholes pricing model. Offering related expenses in connection with this placement amounted to $272,143 of which $156,677 was paid in cash and the balance relates to the warrants issued to the advisors.

On May 21, 2004, in compliance with the Note Purchase Agreements entered into in December, 2003, the Company converted the principal ($950,000) and interest ($23,275) on the bridge notes into common stock at an exercise price of $0.13 per share resulting in the issuance of 7,486,430 shares of the Company’s common stock.

On April 5, 2005, the Company closed a private placement of 25,343,430 shares of common stock at a purchase price of $0.34 per share with 12 accredited or institutional investors. The Company received gross proceeds of approximately $8,616,000. In connection with the private placement, the Company also issued to the investors warrants to purchase 3,801,515 shares of common stock at a warrant exercise price of $0.41 per share, and warrants to purchase 3,801,515 shares of common stock at a warrant exercise price of $0.48 per share. In addition, the Company issued warrants to its advisors relating to this fundraising to purchase 2,287,293 shares of common stock at a warrant exercise price of $0.37 per share. These warrants were valued at $435,705 using the Black-Scholes pricing model. Offering related expenses in connection with this fundraising amounted to $1,065,945 of which $630,240 was paid in cash and the balance relates to the warrants issued to the advisors.

Stock Options – 1992 Stock Option Plan

In April 1992, the Board of Directors approved the 1992 Stock Option Plan (the “1992 Plan”), which, as amended, authorized up to 437,500 shares of common stock for granting both incentive and nonqualified stock options to employees, directors, consultants and members of the scientific advisory board of the Company. The 1992 Plan was amended in June 1999, to increase the number of shares issuable to 1,500,000. The 1992 Plan was further amended in June 2000, to increase the number of shares issuable to 2,500,000. The exercise price and vesting period of the options are determined by the Board of Directors at the date of grant. Options may be granted up to 10 years after the 1992 Plan’s adoption date and generally expire 7 years from the date of grant.

Index

The following summarizes activity in the 1992 Plan:

NUMBER OF OPTIONS

Granted	276,375
Canceled	(246,375)

Balance at December 31, 1995, 1996 and 1997	30,000
Granted	600,000

Balance at December 31, 1998	630,000
Granted	955,397
Expired	(240,000)

Balance at December 31, 1999	1,345,397
Granted	430,000
Expired	(13,430)
Exercised	(7,955)

Balance at December 31, 2000	1,754,012
Granted	1,039,696
Expired	(386,684)

Balance at December 31, 2001	2,407,024
Expired	(567,365)

Balance at December 31, 2002	1,839,659
Expired	(1,058,755)

Balance at December 31, 2003	780,904
Expired	(1,621)

Balance at December 31, 2004	779,283
Expired	(195,000)

Balance at December 31, 2005	584,283
Expired	(353,889)

Balance at December 31, 2006	230,394

Stock Options – 2001 Stock Option Plan

In November 2001 the Board of Directors approved the 2001 Stock Option Plan (the “2001 Plan”), subject to shareholder approval, authorizing up to 2,500,000 shares of common stock for granting both incentive and nonqualified stock options to employees, directors, consultants and members of the scientific advisory board of the Company. The exercise price and vesting period of the options are determined by the Board of Directors at the date of grant. Options may be granted up to 10 years after the 2001 Plan’s adoption date and generally expire 10 years from the date of grant.

The following summarizes activity in the 2001 Plan:

Granted	175,108

Balance at December 31, 2001	175,108
Expired	(59,435)

Balance at December 31, 2002	115,673
Expired	(90,688)

Balance at December 31, 2003	24,985
Granted	1,155,000
Expired	(379)

Balance at December 31, 2004	1,179,606
Granted	873,250
Expired	—

Balance at December 31, 2005 & 2006	2,052,856

Index

Director Option Plan

In June 2000, the Company adopted the 2000 Director Stock Option plan and authorized the plan to issue up to 480,000 shares of common stock as compensation to the outside directors of the Company for services to be received from the Directors. During 2000, each of the Company’s six outside directors received options to purchase 40,000 shares of common stock, which vest quarterly at the rate 2,500 shares, with the first vesting period being January 1, 2000. Pursuant to the plan documents an additional 40,000 options per director were issued as of January 1, 2004, vesting over a four-year period. Pursuant to a change in the plan an additional 30,000 options per director were issued on January 1, 2006, vesting over a one-year period. The Company will obtain shareholder approval to increase the authorized number of shares under the option plan.

The following summarizes activity in the Director Option Plan:

Granted	240,000

Balance at December 31, 2001, 2002 & 2003	240,000
Granted	160,000

Balance at December 31, 2004 & 2005	400,000
Granted	120,000

Balance at December 31, 2006	520,000

The Company, with the authorization of the board of directors, issues nonqualified stock options to employees, directors, advisors, consultants and members of the scientific advisory board of the Company. The exercise price, expiration date and vesting period of the options are determined by the Board of Directors at the date of grant.

The following summarizes other stock option grants:

Granted	571,373

Balance at December 31, 1996	571,373
Granted	580,644

Balance at December 31, 1997	1,152,017
Granted	103,404

Balance at December 31, 1998	1,255,421
Granted	20,000

Balance at December 31, 1999	1,275,421
Granted	27,382
Exercised	(9,688)

Balance at December 31, 2000	1,293,115

Issued	135,000
Expired	(280,000)

Balance at December 31, 2001	1,148,115
Expired	(53,000)

Balance at December 31, 2002	1,095,115
Expired	(501,685)

Balance at December 31, 2003	593,430
Expired	(360,644)

Balance at December 31, 2004	232,786
Granted	775,000
Expired	(71,000)

Balance at December 31, 2005	936,786
Expired	(61,786)

Balance at December 31, 2006	875,000

On June 7, 2005 the Compensation Committee of the Board of Directors authorized the issuance of options to purchase 500,000 and 275,000 shares of the Company’s common stock to Richard Rainey, President and John Prendergast, Chairman, respectively. The exercise price of the options is $0.30 per share (the then current market price) and the options have term of seven years through June 7, 2012.

Index

Warrants

The Company, with the authorization of the board of directors issues warrants for the purchase of common stock in conjunction with equity and debt offerings as well as to consultants that assist the company in various financial or commercial transactions. The exercise price, expiration date and vesting period of the options are determined by the Board of Directors at the date of grant.

The following summarizes warrant grants:

Granted	7,750

Balance at December 31, 1993, 1994	7,750
Granted	165,612

Balance at December 31, 1995	173,362
Granted	931,152
Exercised	(156,250)

Balance at December 31, 1996	948,264
Granted	418,569
Exercised	(88,769)
Expired	(25,000)

Balance at December 31, 1997	1,253,064
Granted	115,000
Expired	(7,750)

Balance at December 31, 1998	1,360,314
Granted	997,801
Exercised	(75,000)

Balance at December 31, 1999	2,283,115
Granted	444,710
Exercised	(27,588)
Expired	(250,654)

Balance at December 31, 2000, 2001 & 2002	2,449,583
Granted	7,308,000
Expired	(84,000)

Balance at December 31, 2003	9,673,583
Granted	4,371,783
Exercised	(338,400)
Expired	(1,110,185)

Balance at December 31, 2004	12,596,781
Granted	9,723,657
Expired	(444,710)

Balance at December 31, 2005	21,875,728

Granted	270,000
Expired	(654,438)

Balance at December 31, 2006	21,491,290

Authorized but unissued shares of common stock were reserved for issuance at December 31, 2006 as follows:

Series C convertible preferred stock	1,130,755
1992 Stock option plan	2,500,000
2001 Stock option plan	2,500,000
2000 Directors option plan	520,000
Non plan options	875,000
Warrants to purchase common stock	3,868,660
Warrants to purchase common stock pursuant to the 2003 Bridge Financing	6,969,600
2004 Series A Warrants	1,525,000
2004 Series B Warrants	1,525,000
2005 Series A Warrants	3,801,515
2005 Series B Warrants	3,801,515

29,017,045

Index

A summary of applicable stock option and warrant activity and related information for the years ended December 31, 2006 and 2005 is as follows:

	2006		2005

	Options and Warrants	Weighted- Average Exercise Price	Options and Warrants	Weighted- Average Exercise Price

Outstanding at beginning of year	25,849,652	$0.53	15,188,456	$0.99
Granted	390,000	0.32	11,371,906	0.41
Exercised	—	—	—	—
Forfeited	(1,070,112)	3.71	(710,710)	8.32

Outstanding at end of year	25,169,540	$0.39	25,849,652	$0.53

Exercisable at end of year	24,580,321	$0.56	23,610,558	$0.56

Exercise prices for options and warrants outstanding range from $0.13 to $8.24. The option and warrant contracts expire at various times through January 2016. The weighted-average grant date fair value of options granted during the years 2006 and 2005 were $0.18 and $0.20, respectively.

ANVAR Advances

The Company’s French subsidiary receives financial support from a French governmental agency (ANVAR). These advances, which are subject to conditions specifying that non-compliance with such conditions could result in the forfeiture of all or a portion of the future amounts to be received, as well as the repayment of all or a portion of amounts received to date. If certain products are commercialized, the December 31, 2006 balance of $362,109 (1,800,000 French Francs) is repayable based on an annual royalty equal to 47% of the revenue related to the project. As such, the total amount of advances received are recorded as a liability in the accompanying consolidated balance sheet. In case of failure or partial success, as defined in the agreement, $75,121 (400,000 French Francs) is payable. The due date for the obligation has past but the grantor agency has not demanded repayment of the obligation. Due to the uncertainty regarding the amount that will be required to be returned to ANVAR, the Company maintains the full amount of the obligation as a current liability.

7.	Income Taxes

At December 31, 2006, the Company has net operating loss carryforwards of $75,911,918 for income tax purposes. U. S. and state tax losses of $67,995,650 expire in varying amounts between 2007 and 2024, if not utilized. Foreign losses of $7,916,268 continue indefinitely and may be applied against future income.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets and liabilities for federal income tax purposes are as follows:

December 31, 2006

Deferred tax assets:
Net operating losses	$29,150,000
Deferred compensation	413,000
Depreciation	283,000
Other	1,000

Total deferred tax assets	$29,847,000
Valuation allowance	(29,847,000)

Net deferred tax assets	$—

Index

The valuation allowance at December 31, 2005 was $27,793,000.

Under Section 382 of the Tax Reform Act of 1986, the Company’s net operating loss carryforward could be subject to an annual limitation if it should be determined that a change in ownership of more than 50% of the value of the Company’s stock occurred over a three-year period.

The following summary reconciles the income tax benefit at the federal statutory rate with the actual income tax provision (benefit):

	Year Ended December 31,

	2006	2005

Income taxes (benefit) at statutory rate	$(1,819,000)	$(1,259,000)
State income taxes, net of federal benefit	(235,000)	(163,000)
Change in the valuation allowance	2,054,000	1,422,000
Other	—	—

Income tax provision (benefit)	$—	$—

8.	Commitments and Contingencies

Leases

In December 1997, the Company entered into a 10-year lease agreement for manufacturing facility space. The first month’s rent was payable upon signing of the lease along with a security deposit equivalent to two months rental. This lease is secured by a one-year irrevocable standby letter of credit whereby the lessor is the named beneficiary. This letter of credit automatically renews each December and will be reduced by the amortized reduction of the landlord investment each year. A certificate of deposit in the amount of $57,049 at December 31, 2006 is held by the bank as collateral for the letter of credit.

In July 2000, the Company entered into a 9-year lease agreement for manufacturing and research space in Lyon, France. The lease may be cancelled by the Company after July 2009.

In November of 2001, the Company entered into a three-year lease agreement for office space. This lease expired during November, 2004 and was not renewed.

Rent expense under these agreements was approximately $343,043 and $331,832 for the years ended December 31, 2006 and 2005, respectively. Future minimum rental payments required under non-cancelable operating leases with initial or recurring terms of more than one year as of December 31, 2006 are $329,189 in 2007, $176,793 in 2008 and $88,397 in 2009.

Consulting Agreements

Effective in June 1996, the Company entered into consulting agreements with the Scientist that ran through May 2003, with options to extend on a month to month basis. Annual consulting fees payable pursuant to the agreement with the Scientist was $48,000 (see Note 1). The agreement was terminated in November 2004 when the Scientist joined the Company as a full time employee.

Other

The Company is subject to various legal proceedings and claims that arise in the ordinary course of its business. Management believes, based in part upon the opinions of counsel, that the ultimate liability with respect to these actions will not have a material adverse effect on the Company’s financial position.

Index

9.	Property, Plant and Equipment

The following shows the composition of the assets included in property, plant and equipment at December 31, 2006:

	Cost	Accumulated Depreciation	Net

Office furniture and equipment	$312,452	$287,677	$24,785
Manufacturing facility and related equipment	3,655,476	2,801,020	854,456

Total	$3,967,928	$3,088,687	$879,241

Depreciation expense was $290,434 and $315,039 for the years ended December 31, 2006 and 2005, respectively.

10.	Employee Benefit Plan

During 1996, the Company established a discretionary 401(k) plan for all U.S. employees over the age of 21. Employee contributions are subject to normal 401(k) plan limitations. The Company was not required to make a contribution in 2006 or 2005.

11.	Related Party Transactions

During 2006 and 2005 the Company paid additional cash compensation of $126,000 per year to one of its Board Members who took a more active role in assisting existing management of the Company. It is anticipated that this role will continue until such time as additional management personnel are hired. The compensation was voted upon and approved by the Compensation Committee of the Board of Directors.

The Company receives administrative support services in the form of office space and administrative services from a partnership in which Richard Rainey, President, is a partner. The Company is not charged for these services and does not record any expenses associated with the services due to the limited value of these services.

12.	Subsequent Events

On August 1, 2006, the stockholders of the Company approved an increase in the authorized common stock from 150,000,000 to 500,000,000. Effective February 20, 2007, the Company increased the aggregate number of shares that the Company has authority to issue to 505,000,000, of which 5,000,000, par value $0.01 per share, are designated as preferred stock, and 500,000,000, par value $0.004 per share, are designated common stock.

On April 13, 2007, the Company closed a private placement of 80,060,000 shares of common stock at a purchase price of $0.125 per share with 25 accredited and institutional investors. The Company received gross proceeds of approximately $10,007,500, and incurred offering-related expenses of $589,350 payable to advisors related to the fundraising. In connection with the private placement, the Company also issued to the investors warrants to purchase 80,060,000 shares of common stock at a warrant exercise price of $0.15 per share. All warrants issued in this private placement expire on April 13, 2012.

Index

AVAX Technologies, Inc. and Subsidiaries
(a development stage company)
Consolidated Balance Sheets

	December 31, 2006	September 30, 2007

		(Unaudited)
Assets
Current assets:
Cash	$1,484,570	$7,683,572
Accounts receivable	220,161	70,341
Inventory	10,508	14,498
VAT receivable	50,937	91,569
Prepaid expenses and other current assets	210,343	125,101

Total current assets	1,976,519	7,985,081
Property, plant and equipment, at cost	3,967,928	4,202,363
Less accumulated depreciation	3,088,687	3,392,627

Net property, plant and equipment	879,241	809,736
Goodwill	188,387	188,387

Total assets	$3,044,147	$8,983,204

Liabilities and stockholders’ equity
Current liabilities:
Accounts payable and accrued expenses	$1,460,644	$2,776,628
Accrued and withheld payroll taxes and liabilities	716,918	303,884
Deferred revenue	160,678	463,902
ANVAR advances	362,109	390,181

Total current liabilities	2,700,349	3,934,595
Stockholders’ equity:
Preferred stock, $.01 par value:
Authorized shares – 5,000,000, consisting of Series C – 120,000 shares
Series C convertible preferred stock:
Issued and outstanding shares – 36,700 at December 31, 2006 and 33,500 at September 30, 2007 (liquidation preference - $3,670,000 and $3,500,000)	367	335
Common stock, $.004 par value:
Authorized shares – 500,000,000
Issued and outstanding shares – 61,414,998 at December 31, 2006 and 141,574,997 at September 30, 2007	245,660	566,300
Additional paid-in capital	77,460,158	86,602,421
Subscription receivable	(422)	(422)
Accumulated other comprehensive income	479,217	434,884
Deficit accumulated during the development stage	(77,841,182)	(82,554,909)

Total stockholders’ equity	343,798	5,048,609

Total liabilities and stockholders’ equity	$3,044,147	$8,983,204

Index

AVAX Technologies, Inc. and Subsidiaries
(a development stage company)
Consolidated Statements of Operations and Comprehensive Loss
(Unaudited)

					Period From January 12, 1990 (Incorporation) To Sept. 30, 2007
	Three Months Ended September 30,		Nine Months Ended September 30,

	2006	2007	2006	2007

Revenue:
Gain from sale of the Product	$—	$—	$—	$—	$1,951,000
Product and contract service revenue	96,178	95,877	522,711	299,193	6,704,015

Total revenue	96,178	95,877	522,711	299,193	8,655,015

Costs and expenses:
Research and development	1,004,341	1,350,907	3,162,049	3,402,404	51,054,172
Acquired in process research and development	—	—	—	—	4,420,824
Write down of acquired intellectual property and other intangibles	—	—	—	—	3,416,091
Amortization of acquired intangibles	—	—	—	—	715,872
Selling, general and administrative	495,368	719,286	1,442,897	1,813,479	37,058,568

Total operating loss	(1,403,531)	(1,974,316)	(4,082,235)	(4,916,690)	(88,010,512)
Other income (expense):
Interest income	32,325	108,085	121,804	202,963	6,128,322
Interest expense					(812,067)
Other, net					143,193

Total other income (expense)	32,325	108,085	121,804	202,963	5,459,448

Loss from continuing operations	(1,371,206)	(1,866,231)	(3,960,431)	(4,713,727)	(82,551,064)
Loss from discontinued operations					(3,845)

Net loss	(1,371,206)	(1,866,231)	(3,960,431)	(4,713,727)	(82,554,909)
Amount payable for liquidation preference	—	—	—	—	(1,870,033)

Net loss attributable to common stockholders	$(1,371,206)	$(1,866,231)	$(3,960,431)	$(4,713,727)	$(84,424,942)

Loss per common share – basic and diluted	$(.02)	$(.01)	$(.06)	$(.04)

Weighted average number of common shares outstanding	61,414,998	141,496,737	61,414,998	111,276,536

Net loss	$(1,371,206)	$(1,866,231)	$(3,960,431)	$(4,713,727)
Foreign currency translation gain (loss)	(4,561)	(5,963)	11,603	(44,333)

Net comprehensive loss	$(1,375,767)	$(1,872,194)	$(3,948,828)	$(4,758,060)

See accompanying notes.

Index

AVAX Technologies, Inc. and Subsidiaries
(a development stage company)
 Consolidated Statements of Cash Flows
(Unaudited)

			Period from January 12, 1990 (Incorporation) To Sept. 30, 2007

	Nine Months Ended September 30,

	2006	2007

Operating activities
Net loss	$(3,960,431)	$(4,713,727)	$(82,554,909)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	221,852	222,593	5,006,315
Stock based compensation expense	105,818	144,511	293,059
Amortization of discount on convertible notes payable	—	—	142,500
Amortization of deferred gain on joint venture	—	—	(1,805,800)
Equity in net loss of joint venture	—	—	1,703,763
Extraordinary gain related to negative goodwill on consolidated subsidiary	—	—	(902,900)
Cumulative effect of change in accounting	—	—	(186,295)
Compensatory stock issue	—	—	25,000
Minority interest in net loss of consolidated subsidiary	—	—	(80,427)
Acquired in-process research and development charge	—	—	4,420,824
Write down of acquired intellectual property and other intangibles	—	—	3,416,091
Gain from sale of the Product	—	—	(1,951,000)
Gain on sale of intellectual property	—	—	(787)
Accretion of interest on common stock receivable	—	—	(449,000)
Accretion of interest on amount payable to preferred stockholders and former officer	—	—	449,000
Loss (Gain) on sale or abandonment of furniture and equipment	—	—	246,254
Issuance of common stock or warrants for services	—	—	423,289
Changes in operating assets and liabilities:
Accounts receivable	(27,386)	154,881	70,684
Inventory	(422)	(2,947)	27,720
Prepaid expenses and other current assets	123,716	56,094	22,412
Accounts payable and accrued liabilities	293,017	881,576	1,942,203
Deferred revenue	52,294	287,835	438,142
Research and development tax credit receivable	81,087	—	320,488
Amount payable to former officer	—	—	80,522

Net cash used in operating activities	(3,110,455)	(2,969,184)	(68,902,852)

Investing activities
Purchase of marketable securities and short-term investments	—	—	(351,973,210)
Proceeds from sale of marketable securities	—	—	344,856,738
Proceeds from sale of short-term investments	—	—	7,116,472
Purchases of furniture and equipment	(37,436)	(123,706)	(3,726,369)
Proceeds from sale of furniture and equipment	—	—	51,119
Organization costs incurred	—	—	(622,755)
Cash acquired in acquisition of control of joint venture	—	—	991,634

Net cash used in investing activities	(37,436)	(123,706)	(3,306,371)

Index

AVAX Technologies, Inc. and Subsidiaries
(a development stage company)
Consolidated Statements of Cash Flows (continued)
(Unaudited)

			Period from January 12, 1990 (Incorporation) Through Sept. 30, 2007

	Nine Months Ended September 30,

	2006	2007

Financing activities
Proceeds from issuance of notes payable to related party	$—	$—	$957,557
Principal payments on notes payable to related party	—	—	(802,000)
Proceeds from loans payable and the related issuance of warrants	—	—	2,314,000
Principal payments on loans payable	—	—	(1,389,000)
Payments for fractional shares from reverse splits and preferred stock conversions	—	—	(76)
Financing costs incurred	—	—	(90,000)
Payments received on subscription receivable	—	—	93,637
Shareholder capital contribution	—	—	4,542
Proceeds received from exercise of stock warrants	—	—	76,892
Elimination of the consolidated accounting treatment for joint venture	—	—	(2,511,701)
Capital contribution through sale of interest in consolidated subsidiaries	—	—	2,624,000
Net proceeds received from issuance of preferred and common stock	—	9,318,360	78,170,851

Net cash provided by financing activities	—	9,318,360	79,448,702

Effect of exchange rate changes on cash	19,271	(26,468)	444,093

Net increase/(decrease) in cash and cash equivalents	(3,128,620)	6,199,002	7,683,572
Cash and cash equivalents at beginning of period	5,573,150	1,484,570	—

Cash and cash equivalents at end of period	$2,444,530	$7,683,572	$7,683,572

Supplemental disclosure of cash flow information
Interest paid	$—	$—	$197,072

Non-cash activity:
Conversion of accounts payable into notes payable	$—	$—	$25,000

Common stock warrants issued in conjunction with convertible notes payable	$—	$—	$142,500

Conversion of bridge loans into common stock	$—	$—	$950,000

Payment of interest on bridge loans with common stock	$—	$—	$23,275

See accompanying notes.

Index

AVAX Technologies, Inc. and Subsidiaries
(a development stage company)
 Notes to Consolidated Financial Statements (Unaudited)
For the Nine Months Ended September 30, 2007 and 2006

1.	Organization and Summary of Significant Accounting Policies

AVAX Technologies, Inc., with its subsidiaries (the “Company”), is a development stage biopharmaceutical company.

In November 1995, the Company sold its leading product under development, an over-the-counter nutritional, dietary, medicinal food supplement or drug and all of the related patents and other intellectual property. The agreement was for $2.4 million in shares of common stock of Interneuron Pharmaceuticals, Inc. (“IPI”), a public company, the parent of the purchaser of the product (the “Stock”). Certain common stockholders of the Company were also common stockholders of IPI. Pursuant to the terms of the agreement, the purchase price, payable in two equal installments in December 1996 and 1997, was fixed, and the number of shares of the Stock would vary depending on the quoted market price of the Stock at such time. Because the Stock was receivable in two equal annual installments, the gain from the sale of the product, $1,951,000, was calculated by discounting the value of the Stock receivable using a discount rate of 15%.

Also in November 1995, the Company entered into a license agreement with Thomas Jefferson University (“TJU”) to develop, commercially manufacture and sell products embodying immunotherapeutic vaccines for the treatment of malignant melanoma and other cancers (the “Invention”) (see Note 2).

Since January 1997, the Company has also entered into license agreements with other universities to develop, commercially manufacture and sell products embodying a series of compounds for the treatment of cancer. The Company has since terminated each of these license and related research agreements after determining that further development of these compounds was no longer consistent with the strategic plan and plan of operation of the Company.

In August 2000, the Company completed its acquisition of GPH, S.A. (“Holdings”) and Genopoietic S.A. (“Genopoietic”) each a French societe anonyme, with its principal operating facility in Lyon, France. The Company has designated the Lyon, France operations facility as its primary source facility for the production of vaccines to be used in clinical trials. In addition, the Company currently performs contract manufacturing and research activities at its facility located in Lyon. The Company’s September 30, 2007, consolidated balance sheet includes approximately $89,510 in net assets related to these subsidiaries.

The Company’s business is subject to significant risks consistent with biotechnology companies that are developing products for human therapeutic use. These risks include, but are not limited to, uncertainties regarding research and development, access to capital, obtaining and enforcing patents, receiving regulatory approval, and competition with other biotechnology and pharmaceutical companies. The Company plans to continue to finance its operations with a combination of equity and debt financing and, in the longer term, revenues from product sales, if any. However, there can be no assurance that it will successfully develop any product or, if it does, that the product will generate any or sufficient revenues.

Basis of Presentation

The financial information as of September 30, 2007, and for the three and nine-month periods ended September 30, 2007 and 2006, contained herein is unaudited. The Company believes this information has been prepared in accordance with accounting principles generally accepted in the U.S. for interim financial information and Article 10 of Regulation S-X. The Company also believes this information includes all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the financial position, results of operations and cash flows for the periods then ended. The results of operations for the three and nine-month periods ended September 30, 2007, are not necessarily indicative of the results of operations that may be expected for the entire year.

The accompanying financial statements and the related notes should be read in conjunction with the Company’s audited financial statements for the year ended December 31, 2006, included in the Company’s annual report on Form 10-KSB.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of AVAX Technologies, Inc., and its subsidiaries. All significant intercompany balances and transactions have been eliminated.

Index

Revenue

The Company’s revenues are related to the provision of contract services and the sale of its product, the AC Vaccine Technology, for the treatment of melanoma. Contract service revenue is recognized in installments based upon the contractual agreement entered into with clients. Product revenues represent fees received or payable to the Company. Product revenue is recognized when the vaccine is received by the hospital administering the vaccine.

The Company records as deferred revenue amounts received in advance of the provision of services in accordance with contracts or grants. Deferred revenue consisted of $213,902 received from a grant for which the services had not been provided as of September 30, 2007. In February 2007, the Company entered into a collaborative agreement with Cancer Treatment Centers of America for work related to clinical trials and certain production activities out of the Company’s facility in Philadelphia, Pennsylvania. In accordance with the agreement, the Company received $250,000 as an up-front payment related to re-commissioning its Philadelphia facility. These amounts are treated as deferred revenue until such time as the facility launches operations.

Accounts Receivable

Accounts receivable are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible accounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable. There was no valuation allowance at September 30, 2007. The Company generally does not charge interest on accounts receivable.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to credit risk are principally cash and accounts receivable. Cash consists of checking accounts, money market accounts and a certificate of deposit. The Company places its cash with its principal bank, which is a high credit quality financial institution. Cash deposits generally are in excess of the FDIC insurance limits. Credit limits, ongoing credit evaluations, and account monitoring procedures are utilized to minimize the risk of loss from accounts receivable. Collateral is generally not required.

Fair Value of Financial Instruments

The carrying amount of accounts receivable, accounts payable and accrued liabilities are considered to be representative of their respective fair values due to their short-term nature.

Inventories

Inventories are stated at the lower of cost or market, determined using the first-in, first-out method, or market. The Company’s inventories include raw materials and supplies used in research and development activities.

Accrued Expenses

The Company provides a provision for accrued expenses based upon its contractual obligation, as calculated by the Company, for all claims made for payment to the Company.

Depreciation

Depreciation is computed using the straight-line method over the estimated useful lives of furniture and equipment, which range from three to ten years. Depreciation for the Company’s manufacturing facility and related equipment are computed using the straight-line method over estimated useful lives of 5 to 10 years. Leasehold improvements related to the building are being amortized using the straight-line method over the actual life of the lease.

Index

Goodwill

The Company adopted SFAS No. 142, “Goodwill and Other Intangible Assets” on January 1, 2002. This accounting standard requires that goodwill and indefinite lived tangible assets no longer be amortized but instead be tested at least annually for impairment and expensed against earnings when the implied fair value of a reporting unit, including goodwill, is less than its carrying amount. The Company performed its annual goodwill impairment test in accordance with SFAS No. 142 and determined that the carrying amount of goodwill was reasonable.

Prior to the adoption of SFAS No. 142, the Company had recorded cumulative amortization of $113,032. If SFAS No. 142 had been applied to earlier periods, the adjusted loss from continuing operations would be $82,551,064 and the adjusted net loss would be $82,554,909.

Research and Development Costs

Research and development costs, including payments related to research and license agreements, are expensed when incurred. Contractual research expenses are recorded pursuant to the provisions of the contract under which the obligations originate. Research and development costs include all costs incurred related to the research and development, including manufacturing costs incurred, related to the Company’s research programs. The Company is required to produce its products in compliance with current Good Manufacturing Practices (“cGMP”), which requires a minimum level of staffing, personnel and facilities testing and maintenance. Based upon its current staffing level required to be in compliance with cGMP, the Company has excess capacity. Utilizing this excess capacity, revenue is generated through contract manufacturing engagements. Costs for production of products will be capitalized and charged to cost of goods sold only after the Company has received approval to market the drug by a regulatory authority.

Stock-Based Compensation

Effective January 1, 2006, the Company has adopted SFAS 123(R), “Share-Based Payment.” SFAS 123(R) establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services and requires that the compensation cost relating to share-based payment transactions be recognized in financial statements, measured by the fair value of the equity or liability instruments issued, adjusted for estimated forfeitures. We transitioned to SFAS 123(R) using the modified-prospective method, under which prior periods have not been revised for comparative purposes. The valuation provisions of SFAS 123(R) apply to new grants and to grants that were outstanding as of the effective date and are subsequently modified. Estimated compensation for grants that were outstanding as of the effective date will be recognized over the remaining service period using the compensation cost previously estimated for our SFAS 123 pro forma disclosures. Recognized stock-based compensation expense for the six months ended September 30, 2007, includes compensation expense for share-based payment awards granted prior to, but not yet vested as of December 31, 2006, based on the grant date fair value estimated in accordance with the pro forma provisions of SFAS 123 and compensation expense for the share-based payment awards granted subsequent to December 31, 2006, based on the grant date fair value estimated in accordance with the provisions of SFAS 123(R).

Prior to the adoption of SFAS 123(R), the Company applied the intrinsic-value-based method of accounting prescribed by Accounting Principles Board Opinion (“APB”) 25, “Accounting for Stock Issued to Employees,” and related interpretations, to account for its fixed-plan stock options to employees. Under this method, compensation cost was recorded only if the market price of the underlying stock on the date of grant exceeded the exercise price. SFAS 123, “Accounting for Stock-Based Compensation,” established accounting and disclosure requirements using a fair-value-based method of accounting for stock-based employee compensation plans. As permitted by SFAS 123, the Company elected to continue to apply the intrinsic-value-based method of accounting described above, and adopted only the disclosure requirements of SFAS 123, as amended by SFAS No. 148, “Accounting for Stock-Based Compensation, Transition and Disclosure.” The fair-value-based method used to determine historical pro forma amounts under SFAS 123 was similar in most respects to the method used to determine stock-based compensation expense under SFAS 123(R). However, in its pro forma disclosures, the Company accounted for option forfeitures as they occurred, rather than based on estimates of future forfeitures.

Index

The Company maintains two employee stock option plans, a director stock option plan and has issued non-qualified stock options to employee’s and directors based upon the consent of the Board of Directors of the Company. These plans are more fully discussed in the Form 10-KSB filed for the year ended December 31, 2006. In addition, the Company issues warrants to consultants at the discretion of the Board of Directors of the Company. The Company accounts for warrants granted to consultants in accordance with Emerging Issues Task Force Issue 96-18, “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services.” The Company determines the value of stock warrants utilizing the Black-Scholes option-pricing model.

Compensation costs for fixed awards with pro rata vesting are allocated to periods on the straight-line basis. For the nine-month period January 1, 2007 through September 30, 2007 there were 3,820,000 options to purchase common stock. The aggregate expense of these options is $382,000 (estimated weighted average fair value of $0.10 per share) that will be recognized over the expected live of the options which is estimated at 4 years. For the nine-months ended September 30, 2009, the estimated weighted average fair value of options granted was calculated at $0.18 per share based on the following assumptions:

`
	Three & Nine Months Ended September 30, 2006	Three &Nine Months Ended September 30, 2007

Expected term (in years)	4.50	4.00
Volatility	79.4%	75.4%
Risk-free interest rate	4.30%	3.52%
Expected dividends	0	0

Compensation expense of $76,227 and $44,774 was charged to administrative expenses for the nine months ended September 30, 2007 and 2006, respectively, while $68,284 and $61,044 was charged to research and development expenses related to stock options outstanding and not vested for the same periods.

A summary of applicable stock option and warrant activity and related information for the nine months ended September 30, 2007, is as follows:

	Options and Warrants	Weighted–Average Exercise Price

Outstanding at beginning of period	25,169,540	$0.39
Granted	90,155,400	$0.15
Exercised	—	—
Forfeited	50,000	$8.813

Outstanding at end of period	115,274,940	$0.20

Exercisable at end of period	110,983,503	$0.20

The fair value of option grants is estimated at the date of grant using the Black-Scholes model. The option and warrant contracts expire at various times through July 2017. The weighted-average grant date fair value of options granted during the years 2007 were $0.19.

Index

The following table shows the options and warrants outstanding by strike price with the average expected remaining term of the instruments at September 30, 2007.

Exercise Price Range	Options & Warrants Outstanding	Weighted-Average Remaining Term	Vested Options & Warrants	Weighted-Average Remaining Term

$0.0 - $0.04	31,250	0.09	31,250	0.09

$0.125 - $0.19	98,953,450	4.41	95,470,575	4.30

$0.29 - $0.47	15,620,240	2.59	14,811,678	2.47

$0.89 - $0.91	280,000.99		280,000.99

$2.938	265,000	2.96	265,000	2.96

$8.240	125,000	4.09	125,000	4.09

	115,274,940		110,983,503

Recently issued accounting standards

In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (“FAS 157”). FAS 157 defines fair value, establishes a framework for measuring fair value in GAAP, and expands disclosures about fair value measurements. FAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. We are evaluating the impact, if any, of adopting FAS 157 on our consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities – Including an Amendment of FASB Statement 115” (“FAS 159”). FAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value. Entities that elect the fair value option will report unrealized gains and losses in earnings at each subsequent reporting date. The fair value option may be elected on an instrument-by-instrument basis, with few exceptions. FAS 159 also establishes presentation and disclosure requirements to facilitate comparisons between companies that choose different measurement attributes for similar assets and liabilities. FAS 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007. We are evaluating the impact, if any, of adopting FAS 159 on our consolidated financial statements.

In June 2007, the FASB ratified Emerging Issues Task Force (“EITF”) Issue No. 07-3, “Accounting for Nonrefundable Advance Payments for Goods or Services to Be Used in Future Research and Development Activities” (“Issue 07-3”), which addresses the accounting for nonrefundable advance payments. The EITF concluded that nonrefundable advance payments for goods or services to be received in the future for use in research and development activities should be deferred and capitalized. The capitalized amounts should be expensed as the related goods are delivered or the services performed. If an entity’s expectations change such that it does not expect it will need the goods to be delivered or the services to be rendered, capitalized nonrefundable advance payments should be charged to expense. Issue 07-3 is effective for new contracts entered into during fiscal years beginning after December 15, 2007, including interim periods within those fiscal years. We are evaluating the impact, if any, of adopting Issue 07-3 on our consolidated financial statements.

Index

2.	License and Research Agreements

In November 1995, the Company entered into an agreement with TJU for the exclusive worldwide license to develop, manufacture and sell the Invention (see Note 1). In consideration for the license agreement, the Company paid cash of $10,000 and issued an aggregate of 458,243 shares of common stock to TJU and the scientific founder (the “Scientist”).

Under the terms of the license agreement, the Company is obligated to (i) pay certain milestone payments as follows: $10,000 upon initiation of the first clinical trial that is approved by the Food and Drug Administration (“FDA”) or comparable international agency, $10,000 upon the first filing of a New Drug Application (“NDA”) with the FDA or comparable international agency, and $25,000 upon receipt by the Company of approval from the FDA or comparable international agency to market products, (ii) enter into a research agreement to fund a study to be performed by TJU for the development of the technology related to the Invention (the “Study”) at approximately $220,000 per annum for the first three years, and (iii) following the third year, spend an aggregate of $500,000 per year (which includes costs incurred pursuant to the research agreement plus other internal and external costs) on the development of the Invention until commercialized in the U.S. If the Company files for U.S. marketing approval through a Company sponsored NDA, the Company may elect to spend less than $500,000 per year on the development of the Invention during the period of time the NDA is under review by the FDA. During 2000, a payment of $25,000 was made to TJU pursuant to the license agreement. In addition, the Company is obligated to pay royalties on its worldwide net revenue derived from the Invention and a percentage of all revenues received from sub-licensees of the Invention.

3.	ANVAR Advances

The Company’s French subsidiary received financial support from a French governmental agency (“ANVAR”). These advances, are subject to conditions specifying that non-compliance with such conditions could result in the forfeiture of all or a portion of the future amounts to be received, as well as the repayment of all or a portion of amounts received to date. If certain products are commercialized, the September 30, 2007, balance of $390,181 is repayable based on an annual royalty equal to 47% of the revenue related to the project. As such, the total amount of advances received are recorded as a liability in the accompanying consolidated balance sheet. In case of failure or partial success, as defined in the agreement, $86,707 (400,000 French Francs) is payable. The due date for the obligation has past but the grantor agency has not demanded repayment of the obligation. Due to the uncertainty regarding the amount that will be required to be returned to ANVAR, the Company maintains the full amount of the obligation as a current liability.

4.	Private Placement of Equity Securities

On April 13, 2007, the Company closed a private placement of 80,060,000 shares of common stock at a purchase price of $0.125 per share with 25 accredited and institutional investors. The Company received gross proceeds of approximately $10,007,500, and incurred offering-related expenses of $689,141 payable to advisors related to the fundraising. In connection with the private placement, the Company also issued to the investors warrants to purchase 80,060,000 shares of common stock at a warrant exercise price of $0.15 per share. All warrants issued in this private placement expire on April 13, 2012.

5.	Conversion of Series C Preferred

During the quarter ended September 30, 2007, 3,250 shares of Series C convertible preferred stock were converted into 99,999 shares of common stock in accordance with the conversion provisions of the Series C shares.

Index

PART II — INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

          The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by us in connection with the registration of the shares of common stock being offered. All amounts are estimates except the Securities and Exchange Commission registration fee.

Securities and Exchange Commission registration fee	$ 1,081
Legal fees and expenses	100,000
Accounting fees and expenses	50,000
Blue sky fees and expenses	25,000
Transfer agent fees and expenses	5,000

Total	$ 181,081

Item 14.	Indemnification of Directors and Officers.

          Our company was organized under the laws of the State of Delaware, and therefore we are subject to Section 145 of the General Corporation Law of the State of Delaware. Section 145 authorizes a court to award or a corporation’s board of directors to grant indemnification to directors and officers in terms broad enough to include indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended.

          Article Seven of our Certificate of Incorporation provides that we will indemnify and advance expenses to our directors and officers to the fullest extent permitted by Section 145. Article Nine of our Certificate of Incorporation provides that the liability of our directors is eliminated to the fullest extent permitted by Section 102(b)(7) of the Delaware General Corporation Law.

          Article V, Section 1 of our By-Laws provides for mandatory indemnification of our directors to the fullest extent authorized by the Delaware General Corporation Law. Article V, Section 2 of our By-Laws provides for prepayment of expenses incurred by our directors to the fullest extent permitted by, and only in compliance with, the Delaware General Corporate Law. Article V, Section 6 of our By-Laws provides for permissive indemnification of our officers, employees and agents if and to the extent authorized by our board of directors in compliance with the Delaware General Corporation Law.

          These provisions in the Certificate of Incorporation and the By-Laws do not eliminate the directors’ fiduciary duty, and in appropriate circumstances equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware law. In addition, each director will continue to be subject to liability for breach of the director’s duty of loyalty to us for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for actions leading to improper personal benefit to the director, and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware law. The provisions also do not affect a director’s responsibilities under any other law, such as the federal securities laws or state or federal environmental laws. In addition, we have obtained certain liability insurance coverage for our directors and officers.

Item 15.	Recent Sales of Unregistered Securities.

          On April 5, 2005, we closed a private placement of 25,343,430 shares of common stock at a purchase price of $0.34 per share with 12 accredited or institutional investors. We received gross proceeds of approximately $8,616,000. In connection with the private placement, we also issued to the investors warrants to purchase 3,801,515 shares of common stock at a warrant exercise price of $0.41 per share, and warrants to purchase 3,801,515 shares of common stock at a warrant exercise price of $0.48 per share. In addition, the company issued warrants to its advisors relating to this fundraising to purchase 2,287,293 shares of common stock at a warrant exercise price of $0.37 per share. These warrants were valued at $435,705 using the Black-Scholes pricing model. Offering related expenses in connection with this fundraising amounted to $1,065,945 of which $630,240 was paid in cash and the balance relates to the warrants issued to the advisors. We are using the proceeds of this private offering for general working capital purposes, including funding our current plan of operation discussed below. The common stock and warrants were issued to accredited investors only in reliance upon Regulation D under Section 4(2) of the Securities Act.

Index

          In addition, on April 13, 2007, we closed a private placement of 80,060,000 shares of common stock at a purchase price of $0.125 per share with 25 accredited or institutional investors. We received gross proceeds of $10,007,500. In connection with the private placement, we also issued to the investors warrants to purchase 80,060,000 shares of common stock at a warrant exercise price of $0.15 per share. In addition, we have agreed to pay $580,350 and to issue warrants to purchase 6,190,400 shares of common stock at a warrant exercise price of $0.15 per share to certain advisors relating to this private offering. We will receive net proceeds from this private offering, after offering related expenses, of approximately $9.0 million. We are using the net proceeds to continue to implement the plan of operation described in the prospectus. The common stock and warrants were issued to accredited investors only in reliance upon Regulation D of the Securities Act.

Item 16.	Exhibits.

EXHIBIT INDEX

Exhibit No.	Description

3.1	Certificate of Incorporation, as amended (excluding the Certificates of Designations for the Series B and Series C Convertible Preferred Stock).[1]

3.2	Certificate of Amendment of Certificate of Incorporation Dated May 10, 2004.[2]

3.3	Certificate of Amendment of Certificate of Incorporation Dated February 20, 2007.[17]

3.4	By-Laws.[3]

4.1	Reference is made to Exhibits 3.1, 3.2 and 3.3.

4.2	Specimen of common stock certificate.[3]

4.3	Certificate of Designation of Series C Convertible Preferred Stock.[4]

5.1	Opinion of Gilmore & Bell, P.C.*

10.1	Clinical Study and Research Agreement dated November 20, 1995, by and between the Company and Thomas Jefferson University.[7]

10.2	License Agreement dated November 20, 1995, by and between the Company and Thomas Jefferson University.[5]

10.3	Extension to the Clinical Study and Research Agreement dated November 20, 1995, by and between the Company and Thomas Jefferson University.[4]

10.4	Stock Contribution Agreement dated as of July 17, 2000, among the Company, Professor David R. Klatzmann, Professor Jean-Loup Salzmann, GPH, S.A. and Genopoietic, S.A12

10.5	Tax Agreement dated as of August 24, 2000, among the Company, GPH, S.A., Genopoietic S.A., Professor David R. Klatzmann and Professor Jean-Loup Salzmann.[12]

10.6	Rights Agreement dated as of August 24, 2000, between the Company and Professor David R. Klatzmann (an identical agreement was entered into between the Company and Professor Jean-Loup Salzmann).[12]

10.7	2001 Stock Option Plan.[1]

10.8	2000 Directors’ Stock Option Plan.[6]

10.9	2006 Equity Incentive Plan. [14]

10.10	Note Purchase Agreement dated as of November 17, 2003.[7]

10.11	Form of Warrant in connection with the December 2003 bridge financing. [7]

10.12	Form of Series 2004A Warrant to purchase common stock. [9]

Index

Exhibit No.	Description

10.13	Form of Series 2004B Warrant to purchase common stock. [9]

10.14	Employment Agreement between AVAX Technologies, Inc. and Richard P. Rainey dated as of April 1, 2004.[10]

10.15	Letter Agreement between AVAX Technologies, Inc. and Richard P. Rainey dated as of October 2, 2007.[11]

10.16	Employment Agreement between AVAX Technologies, Inc. and Richard P. Rainey dated as of December 1, 2001. [16]

10.17	Employment Letter between AVAX Technologies, Inc. and Dr. David Berd dated as of November 1, 2004. [10]

10.18	Employment Agreement between AVAX Technologies, Inc. and Dr. Francois R. Martelet dated as of December 1, 2007. [16]

10.19	Amendment to Employment Agreement between AVAX Technologies, Inc. and Dr. Francois R. Martelet dated as of December 1, 2007. [16]

10.20	Form of Series 2005A Warrant to purchase common stock. [12]

10.21	Form of Series 2005B Warrant to purchase common stock. [12]

10.22	Securities Purchase Agreement dated as of April 13, 2007.[15]

10.23	Form of Series 2007A Warrant to purchase common stock. [15]

21.1	Subsidiaries of the Company.*

23.1	Consent of Gilmore & Bell, P.C. included in Exhibit 5.1.

23.2	Consent of Briggs, Bunting & Dougherty LLP, Independent Registered Public Accounting Firm.*

*	Filed herewith.
[1]	Incorporated by reference and previously filed as an exhibit to Annual Report on Form 10-KSB for year ended December 31, 2001.
[2]	Incorporated by reference and previously filed as an exhibit to the Quarterly Report on Form 10-QSB for the first quarter of the year ended December 31, 2004.
[3]	Incorporated by reference and previously filed as an exhibit to the Registration Statement on Form S-3 (File No. 333-09349) filed on August 1, 1996.
[4]	Incorporated by reference and previously filed as an exhibit to the Annual Report on Form 10-KSB for the year ended December 31, 1998.
[5]	Incorporated by reference and previously filed as an exhibit to Amendment No. 9 to the Registration Statement on Form S-3 filed on July 3, 1997.
[6]	Incorporated by reference and previously filed as an exhibit to the Annual Report on Form 10-KSB for year ended December 31, 2000.
[7]	Incorporated by reference and previously filed as an exhibit to the Current Report on Form 8-K filed on December 9, 2003.
[8]	Incorporated by reference and previously filed as an exhibit to the Registration Statement on Form SB-2 (File No. 333-118334) filed on August 18, 2004.
[9]	Incorporated by reference and previously filed as an exhibit to the Current Report on Form 8-K filed on June 2, 2004.
[10]	Incorporated by reference and previously filed as an exhibit to the Current Report on Form 8-K filed on March 18, 2005.
[11]	Incorporated by reference and previously filed as an exhibit to the Current Report on Form 8-K filed on October 18, 2007.
[12]	Incorporated by reference and previously filed as an exhibit to the Current Report on Form 8-K filed on April 7, 2005.
[13]	Incorporated by reference and previously filed as an exhibit to the Annual Report on Form 10-KSB for year ended December 31, 2000.

Index

[14]	Incorporated by reference and previously filed as an exhibit to the Proxy Statement on Schedule 14A as filed with the SEC on June 28, 2006.
[15]	Incorporated by reference and previously filed as an exhibit to the Current Report on Form 8-K filed on April 19, 2007.
[16]	Incorporated by reference and previously filed as an exhibit to the Current Report on Form 8-K/A, Amendment No. 1 filed on February 1, 2008.
[17]	Incorporated by reference and previously filed as an exhibit to the Annual Report on Form 10-KSB for year ended December 31, 2006.

Index

Item 17.	Undertakings

We hereby undertake:

(a)	Rule 415 offering.

The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii)

To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)

To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)

That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i)

each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

Index

(5)

That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities: The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)

The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(h)

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Index

SIGNATURES

          Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form S-1 and authorizes this registration statement to be signed on its behalf by the undersigned, in the City of Philadelphia, State of Pennsylvania, on this 8th day of February 2008.

AVAX TECHNOLOGIES, INC.

By:	/s/ Francois R. Martelet, M.D.

Francois R. Martelet, M.D.
President and Chief Executive Officer

POWER OF ATTORNEY

          We, the undersigned officers and directors of AVAX Technologies, Inc., severally constitute Francois R. Martelet, M.D. and John K.A. Prendergast, or either of them, in the order named, our true and lawful attorney-in-fact with full power to each, to sign for us and in our names in the capacities indicated below, the registration statement on Form S-1 filed with this registration statement and any and all subsequent amendments to this registration statement, and generally to do all things in our names and on our behalf in our capacities as officers and directors to enable AVAX Technologies, Inc. to comply with all requirements of the SEC.

          Pursuant to the requirements of the Securities Act of 1933, as amended, the registration statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Name & Title	Date

/s/ Francois R. Martelet, M.D.	Francois R. Martelet, M.D.	February 8, 2008
President, Chief Executive Officer and Director
(Principal Executive Officer)

/s/ Richard P. Rainey	Richard P. Rainey	February 8, 2008
Principal Financial Officer
Principal Accounting Officer

/s/ John K.A. Prendergast	John K. A. Prendergast, Ph.D.	February 8, 2008
Chairman of the Board and Director

/s/ Andrew Dahl	Andrew Dahl	February 8, 2008
Director

/s/ Edson D. de Castro	Edson D. de Castro	February 8, 2008
Director

/s/ Carl Spana	Carl Spana, Ph.D.	February 8, 2008
Director